As confidentially submitted to the Securities and Exchange Commission on April 10, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BCPE Bridge Stack Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

+86 400-879-7679

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[                 ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong +852-3761-3318	Steve Lin, Esq. Kirkland & Ellis International LLP 29th Floor, China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China +86 10-5737-9315	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary shares, par value US$0.00001 per share(1)(2)	US$	US$

(1)

American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents             ordinary shares.

(2)

Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated             , 2020

American Depositary Shares

BCPE Bridge Stack Limited

Representing             Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of BCPE Bridge Stack Limited. We are offering a total of                ADSs. Each ADS represents                of our ordinary shares, par value US$0.00001 per share. [The selling shareholders identified in this prospectus are offering an additional ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.] The underwriters may also purchase up to                ADSs within 30 days from the date of this prospectus.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate the initial public offering price per ADS will be between US$        and US$        . We intend to apply for the listing of the ADSs representing our ordinary shares on the [New York Stock Exchange (“NYSE”)/Nasdaq Global Select Market (“Nasdaq”)] under the symbol “                .”

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Risk Factors” beginning on page 16 for factors you should consider before investing in the ADSs. Upon the completion of this offering, we will be a ‘‘controlled company’’ as defined under the [NYSE Listed Company Manual/Nasdaq Stock Market Rules]. BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P., which we refer to as the Bain Capital Entities, will hold more than 50% of the voting power for the election of directors, immediately upon the completion of this offering. See ‘‘Principal [and Selling] Shareholders.’’

PRICE US$        PER ADS

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on             , 2020.

Prospectus dated             , 2020

[Page intentionally left blank for graphics]

You should rely only on the information contained in this prospectus or in any related free writing prospectus that we have filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We[ and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Neither we nor any of the underwriters has taken any action that would permit a public offering of the ADSs outside the United States or permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until             , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs.

Our Business

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. According to Frost & Sullivan, as of December 31, 2019, we ranked first in the carrier-neutral hyperscale data center market in Asia-Pacific emerging markets in terms of capacity in service, with 21.5% market share out of a total market size of 829 MW. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance and Microsoft. Our clients benefit from our integrated platform to support and grow their business internationally. For example, Microsoft is a client for our hyperscale data center solutions in Malaysia. Led by a highly experienced and international management team, we are the only hyperscale data center solution provider with presence in China, India and Southeast Asia, according to Frost & Sullivan.

Our modern world is powered by data collection, analysis and storage. Data serves as the foundation for modern-day technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. Mass application and continuous development of these new technologies require a new generation of hyperscale data center—one that can provide fast delivery of scalable, cost-effective and flexible infrastructure.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs and better performance. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth. As of December 31, 2019, hyperscale data centers accounted for 92.2% of our 193 MW capacity in service.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions. Our data centers in service and under construction are strategically located in and around tier 1 cities in China, such as Beijing, Shanghai and Shenzhen, and Mumbai and Kuala Lumpur. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground for the site. In contrast, the global industry average delivery time using best practices for a data center with capacity of 20 MW or more is approximately nine to ten months according to Uptime Institute. In addition, our sophisticated design architecture and operations have helped us to achieve an average annual PUE for our data centers in service of 1.21 in 2019, approximately 27.5% lower than the global industry average annual PUE of 1.67 during the same period, according to Uptime Institute. Our solutions help our clients grow their businesses quickly and sustainably. Our hyperscale data center clients typically sign with us contracts of five to ten years with irrevocable commitments on price and contract term, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. We rely on our 138 approved and pending patents to rapidly design and construct modules meeting a variety of demand from clients in different industries. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage. Our construction cost per MW of data center capacity in service in 2019 was US$3.6 million per MW, which was approximately half of the global industry average using best practices for a data center with capacity of 20 MW or more of US$7.0 million to US$8.0 million, according to Uptime Institute.

We have experienced rapid growth in recent years. Our data center capacity in service reached 193 MW as of December 31, 2019, 87.1% of which was contractually committed capacity. We have an additional 225 MW of capacity under construction. In addition, based on written indications of intent, we have reserved an additional planned capacity of 65 MW for certain of our clients. In aggregate, we expect our total data center capacity to reach at least 483 MW by the end of 2021.

Our total revenues increased from RMB98.5 million in 2018 to RMB853.0 million (US$122.5 million) in 2019. Our net loss increased from RMB138.2 million in 2018 to RMB169.7 million (US$24.4 million) in 2019. Our adjusted EBITDA was RMB284.9 million (US$40.9 million) in 2019, compared to adjusted loss before interest, tax, depreciation and amortization of RMB20.2 million in 2018. Our pro forma total revenues were RMB1,098.4 million (US$157.8 million) in 2019. Our pro forma net loss was RMB132.9 million (US$19.1 million) in 2019. Our pro forma adjusted EBITDA was RMB404.0 million (US$58.0 million) in 2019. See “Prospectus Summary—Non-GAAP Financial Measures” for further explanation.

Our Industry

The rapid growth of Internet services and digitalization across industries has led to tremendous data traffic and fast growing demand for data storage and computation. In particular, the digital economy in Asia-Pacific emerging markets (namely, China, India and Southeast Asia emerging markets, including Malaysia, Indonesia, Thailand, Myanmar, Philippines, Vietnam, Brunei, Cambodia and Laos) has grown rapidly, spurring enterprise investment in data technology and cloud computing, which serves as a key growth driver for the data center industry.

Leading technology companies have been increasingly relying on hyperscale data center solution providers to deploy their hyperscale digital infrastructure globally. The global carrier-neutral hyperscale data center market in terms of total capacity grew from 3,518 MW in 2015 to 5,867 MW in 2019 at a CAGR of 13.6%, and is expected to grow further to 11,811 MW by 2024 at a CAGR of 15.0%, according to Frost & Sullivan. The hyperscale data center market in Asia-Pacific emerging markets is still at an initial stage of development, with a relatively small supply of high-quality hyperscale data center facilities. According to Frost & Sullivan, the market size of carrier-neutral hyperscale data centers in terms of total capacity in Asia-Pacific emerging markets grew at a CAGR of 31.5% from 374 MW in 2015 to 1,120 MW in 2019, and is expected to grow further to 3,937 MW in 2024 at a CAGR of 28.6%. Key growth drivers for hyperscale data center demand in Asia-Pacific emerging markets include the increase of the public cloud service market and the emergence of a new wave of technology companies in need of hyperscale infrastructure.

Within Asia-Pacific emerging markets, China shows the most promise for future growth. China’s carrier-neutral hyperscale data center market size in terms of total capacity has grown at a CAGR of 32.6% from 288 MW in 2015 to 891 MW in 2019, according to Frost & Sullivan. It is expected to grow further to 3,212 MW in 2024 at a CAGR of 29.2%, driven by an increase in data generated from various technology verticals, the adoption of 5G networks, the continued development of Internet of Things and artificial intelligence and the increasing reliance on cloud service providers. In addition, India and Southeast Asia emerging markets also have potential for rapid development of the hyperscale data center industry as a result of factors such as increases in Internet penetration, new entertainment formats such as live streaming and short video that drive data usage, favorable government policies, migration to cloud-based business operations and localized data storage requirements.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	Leading and fastest-growing hyperscale data center solution provider focusing on China and other Asia-Pacific emerging markets;

•	Long-term strategic partnerships with global industry leaders;

•	Integrated, full-stack hyperscale data center solutions;

•	Differentiated design, supply chain management and innovation capabilities; and

•	Visionary and experienced management team supported by highly reputable shareholders.

Our Strategies

We plan to pursue the following strategies to achieve our goals:

•	Explore more regional opportunities for hyperscale data centers to further develop China, India and Southeast Asia market;

•	Deepen relationships with existing clients and grow as a trusted partner to new clients;

•	Continue focusing on product innovation and solidify our leadership in technology;

•	Continue improving operational and capital efficiency; and

•	Become an industry leader for environmental and social responsibility.

Our Challenges

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section and the other information contained in this prospectus before you decide whether to purchase our ADSs.

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

•	We may not be able to effectively manage our growth of our business as we expand our operations, which could negatively impact our business and financial performance;

•

Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position;

•	The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability;

•

Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition;

•	If we do not succeed in attracting new clients for our services and/or growing revenues from existing clients, our business and results of operation may be adversely affected;

•

Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries, may adversely affect our business;

•

We generate a significant portion of our revenues from a small number of data centers with some located in close proximity, and significant disruption in any of such data centers could materially and adversely affect our business, results of operations and financial condition;

•

We have a limited operating history as a combined company after the recent merger of Chindata and Bridge Data Centres, and may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination.

•	Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance;

•	If we are unable to locate and secure suitable sites for additional data centers on commercially acceptable terms, our ability to grow our business may be limited; and

•

We face risks associated with having a long selling and implementation cycle for our services that requires us to make significant capital expenditures and resource commitments prior to recognizing revenues for those services.

Corporate History and Structure

In 2015, our China data center business was founded by Mr. Jing Ju, our chief executive officer. Starting in July 2016, we started to construct proprietary next-generation hyperscale data centers in China. In December 2017, Chindata (Xiamen) Science and Technology Co., Ltd., or Chindata Xiamen, was established as the holding company of our China data center business by Mr. Ju and Beijing Wangsu Science and Technology Co., Ltd., a subsidiary of Wangsu Science and Technology Co., Ltd., or Wangsu, a listed company on Shenzhen Stock Exchange in China (SZSE: 300017).

In 2016, Bain Capital established Integral Investments South Asia III. In 2017 Integral Investments South Asia III acquired Bridge Data Centers, or Bridge, a data center company focusing on the India and Southeast Asia markets. Bain Capital controlled Bridge through BCPE Bridge Cayman, L.P., or BCPE Bridge.

In December 2018, BCPE Bridge Stack Limited was incorporated by Bain Capital as an exempted company under the laws of the Cayman Islands to acquire our China business and combine it with the overseas operations of Bridge. We underwent a series of transactions to complete Bain Capital’s acquisition of our China business and the combination with Bridge’s overseas operations.

In 2018, Bain Capital established BCPE Stack Holdings, L.P., or Stack Holdings, to hold our China business. Stack Holdings owns 100% of the shares of Stack Midco Limited, which indirectly owns 100% of the equity interest in Suzhou Stack Data Technology Co., Ltd, or Suzhou Stack. Through Suzhou Stack, Stack Holdings indirectly owns 100% of the equity interest in Suzhou Sidake Data Science and Technology Co., Ltd., or Suzhou Sidake, the subsidiary of the WFOE. Suzhou Sidake entered into an equity transfer agreement dated December 31, 2018 with Wangsu and Mr. Ju to acquire all of the equity interest of Chindata Xiamen. On April 26, 2019, Suzhou Sidake completed the acquisition of all of the equity interest of Chindata Xiamen.

In 2019, BCPE Bridge Stack Limited (i) acquired 100% equity interest in Stack Midco Limited from Stack Holdings, through which it controlled our China business; (ii) acquired 100% equity interest in Integral Investments South Asia III from BCPE Bridge, through which it controlled the business of Bridge Data Centres in India and Southeast Asia; and (iii) issued shares to BCPE Bridge, Stack Holdings and the respective offshore shareholding entities of Mr. Ju, Mr. Liu and Ms. Xiao. On July 15, 2019, BCPE Bridge Stack Limited completed the combination of Chindata’s China business and the business of Bridge Data Centres.

In September 2019, BCPE Bridge Stack Limited established BCPE Bridge Stack Holdco Limited as its intermediary holding company to hold the shares of Stack Midco Limited and Integral Investments South Asia III.

Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services at 50%, and the inclusion of data center services within the scope of value-added telecommunications services, we conduct a substantial part of our operations in China through contractual arrangements with Sitan (Beijing) Data Science and Technology Co., Ltd., or Sitan (Beijing) and Hebei Qinshu Information Science and Technology Co., Ltd., or Hebei Qinshu, which are our VIEs whose subsidiaries hold licenses required to operate our business in China.

BCPE Bridge Stack Limited gained control over Sitan (Beijing) through Suzhou Stack, our wholly-owned subsidiary in China, by entering into a series of contractual arrangements with Sitan (Beijing) and its shareholders. In addition, BCPE Bridge Stack Limited gained control over Hebei Qinshu through Hebei Stack Data Technology Investment Co., Ltd., or Hebei Stack, our wholly-owned subsidiary in China, by entering into a series of contractual arrangements with Hebei Qinshu and its shareholders.

As a result of our direct ownership in Suzhou Stack and Hebei Stack and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of Sitan (Beijing) and Hebei Qinshu, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We refer to Suzhou Stack and Hebei Stack as our WFOEs, and to Sitan (Beijing) and Hebei Qinshu as our variable interest entities, or our VIEs, in this prospectus. For more details and risks related to our VIE structure, please see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our significant subsidiaries, significant VIEs and VIEs’ principal subsidiaries, as of the date of this prospectus:

Notes:

(1)	Shareholders of Sitan (Beijing) are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders.
(2)	Shareholders of Hebei Qinshu are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders.
(3)	The two subsidiaries are Chindata (Shanghai) Data Science and Technology Co., Ltd. and Chindata (Hebei) Co., Ltd., both of which are wholly-owned by Chindata (Xiamen) Science and Technology Co., Ltd.
(4)

The four subsidiaries are Chindata (Shenzhen) Co., Ltd., Chindata (Beijing) Co., Ltd., Sidake Hebei Data Science and Technology Co., Ltd. and Datong Sitan Data Science and Technology Co., Ltd., all of which are wholly-owned by Sitan (Beijing) Data Science and Technology Co., Ltd. to hold VATS licenses.

(5)

The eleven subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.

(6)

The six subsidiaries are Datong Qinling Information Science and Technology Co., Ltd., Huailai Qinyuan Information Science and Technology Co., Ltd., Huailai Qinrui Information Science and Technology Co., Ltd., Huailai Qinsang Information Science and Technology Co., Ltd., Huailai Sida Data Science and Technology Co., Ltd., and Zhangjiakou Qinyun Information Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Qinshu Information Science and Technology Co., Ltd. to hold or obtain VATS licenses.

(7)

The four subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd. and Datong Qinhuai Data Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.

(8)	The two subsidiaries are Datong Sidake Data Co., Ltd. and Datong Sidage Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.
(9)	The subsidiary is Zhangjiakou Sinan Data Co., Ltd., which is wholly-owned by Zhangjiakou Sidake Data Co., Ltd.

Corporate Information

Our principal executive office is located at No. 47 Laiguangying East Road, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is +86 400-879-7679. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is                , located at                .

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website is https://chindatagroup.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Controlled Company

Upon the completion of this offering, BCPE Bridge Cayman, L.P., and BCPE Stack Holdings, L.P., or Bain Capital Entities, will together beneficially own            % of our total issued and outstanding ordinary shares, representing            % of the total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or            % of our total issued and outstanding ordinary shares, representing            % of the total voting power, assuming that the option to purchase additional ADSs is exercised in full. As a result, we will be a “controlled company” as defined under the [NYSE Listed Company Manual/Nasdaq Stock Market Rules] because Bain Capital Entities will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to                additional ADSs representing                ordinary shares from us.

Except where the context otherwise requires, and for purposes of this prospectus only:

•	“Asia-Pacific emerging markets” include China, India and Southeast Asia emerging markets, which include Malaysia, Indonesia, Laos, Thailand, Brunei, Cambodia, Myanmar, Philippines and Vietnam;

•	“ADSs” refer to our American depositary shares, each of which represents ordinary shares;

•	“CAGR” refers to compound annual growth rate;

•	“capacity in service” refers to the capacity available for utilization; this capacity does not include capacity from our retail data centers;

•	“contractually committed capacity” refers to capacity for which clients are required to pay us colocation service or rental fees or reservation fees;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“Chindata,” “we,” “us,” “our company”, and “our” refer to BCPE Bridge Stack Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs;

•	“colocation” refers to services to store and support IT equipment at data centers facilities for clients;

•	“INR” refers to Indian Rupee, the legal currency of India;

•	“MW” refers to megawatts;

•	“MYR” refers to Malaysian Ringgit, the legal currency of Malaysia;

•	“ODM” refers to original design manufacturer or original design manufacturing;

•	“ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•	“our VIEs” refer to our variable interest entities, including Sitan (Beijing) Data Science and Technology Co., Ltd. and Hebei Qinshu Information Science and Technology Co., Ltd.;

•	“our WFOEs” refer to our wholly foreign-owned enterprises, including Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd.;

•	“PUE” refers to power usage effectiveness, a ratio of the total power usage of a data center to the power usage of the IT equipment inside such data center;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“sqm” refers to square meters;

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

•	“VATS” refers to value-added telecommunications services.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollars amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 3, 2020, the noon buying rate for Renminbi was RMB7.0908 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report dated April 2020 commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position in China, India and emerging markets in Southeast Asia and other regions, and an industry report dated March 2020 commissioned by us and prepared by Uptime Institute, a third-party data center certification and research company, to provide information regarding information on global data center industry. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

The Offering

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

[ADSs offered by the selling shareholders]	[ ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	ordinary shares, par value US$0.00001 per share (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs

Each ADS represents             ordinary shares, par value US$0.00001 per share.

The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We[ and certain selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We will receive net proceeds of approximately US$             million from this offering, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs from us in full, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering for development and construction of new data center projects, potential investment or acquisition of assets serving strategic value, the repayment of a portion of our outstanding indebtedness, and working capital and other general corporate purposes. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We, our directors and executive officers and our existing shareholders and option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period ending 180 days after the date of this prospectus.] See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before investing in the ADSs.

Depositary

[Directed Share Program]	[At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Listing	We will apply to have the ADSs listed on the [NYSE / Nasdaq] under the symbol “ .” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2020.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional                 ADSs, if any, in connection with the offering.

Summary Consolidated Financial Data

The following summary consolidated statements of operations for the years ended December 31, 2018 and 2019, summary consolidated balance sheets data as of December 31, 2018 and 2019, and summary consolidated statements of cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of the total revenues for the years presented.

	For the Year Ended December 31,
	2018	2019
		Actual		Pro Forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for number of shares and per share data)
Summary Consolidated Results of Operations Data:
Revenues:
Colocation services
Third parties	—	583,277	83,782	775,874	111,447
Related party	—	95,071	13,656	146,262	21,009

Sub-total	—	678,348	97,438	922,136	132,457
Colocation rental	93,423	128,870	18,511	128,870	18,511
Others	5,061	45,792	6,578	47,377	6,805

Total revenues	98,484	853,010	122,527	1,098,383	157,773

Cost of revenues:
Colocation services	—	(422,254)	(60,653)	(559,886)	(80,423)
Colocation rental	(132,766)	(152,961)	(21,971)	(152,961)	(21,971)
Others	(2,494)	(35,006)	(5,028)	(36,187)	(5,198)

Total cost of revenues	(135,260)	(610,221)	(87,652)	(749,034)	(107,592)

Gross profit	(36,776)	242,789	34,875	349,349	50,181
Operating expenses:
Selling and marketing expenses	(5,092)	(47,496)	(6,822)	(62,816)	(9,023)
General and administrative expenses(2)	(57,980)	(232,837)	(33,445)	(238,828)	(34,305)
Research and development expenses	—	(24,510)	(3,521)	(32,817)	(4,714)
Impairment of goodwill	(21,598)	—	—	—	—

Total operating expenses	(84,670)	(304,843)	(43,788)	(334,461)	(48,042)

Operating (loss)/income	(121,446)	(62,054)	(8,913)	14,888	2,139
Interest income	97	7,161	1,029	8,491	1,220
Interest expense	(24,344)	(102,290)	(14,693)	(124,111)	(17,827)
Foreign exchange gain (loss)	808	(2,438)	(350)	(2,438)	(350)
Changes in fair value of financial instruments	2,643	(11,189)	(1,607)	(11,189)	(1,607)
Other, net	1,322	(633)	(91)	(283)	(41)

Loss before income taxes	(140,920)	(171,443)	(24,625)	(114,642)	(16,467)
Income tax benefit/(expense)	2,759	1,742	250	(18,287)	(2,627)

	For the Year Ended December 31,
	2018	2019
		Actual		Pro Forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for number of shares and per share data)
Net loss	(138,161)	(169,701)	(24,375)	(132,929)	(19,094)

Less: Net income attributable to non-controlling interests	—	4,742	681	8,816	1,266

Net loss attributable to BCPE Bridge Stack Limited	(138,161)	(174,443)	(25,056)	(141,745)	(20,360)

Net loss per share:
Basic and diluted	(1.42)	(0.44)	(0.06)
Shares used in the net loss per share:
Basic and diluted	97,550,502	397,153,121	397,153,121
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	18,032	21,967	3,155

Comprehensive loss	(120,129)	(147,734)	(21,220)
Less: Comprehensive income attributable to non-controlling interests	—	4,742	681

Comprehensive loss attributable to BCPE Bridge Stack Limited	(120,129)	(152,476)	(21,901)

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

(2)	Includes share-based compensation of nil for 2018 and RMB63.7 million (US$9.2 million) for 2019.

The following table presents our summary consolidated balance sheet data as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	104,207	1,038,897	149,228
Accounts receivable, net of allowance of RMB98 and RMB4,770 (US$685) as of December 31, 2018 and 2019, respectively	14,760	304,695	43,767
Total current assets	188,338	1,573,131	225,966
Property and equipment, net	989,645	4,404,587	632,679
Operating lease right-of-use assets	2,939	430,288	61,807
Finance lease right-of-use assets	156,205	155,347	22,314
Intangible assets	21,035	360,749	51,818
Goodwill	—	466,320	66,983
Total assets	1,399,022	7,771,183	1,116,261
Total current liabilities	159,344	1,266,779	181,962
Total liabilities	723,131	4,534,010	651,270
Total shareholders’ equity	675,891	3,237,173	464,991

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018 and 2019:

	For the Year Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(25,601)	40,167	5,770
Net cash used in investing activities	(1,052,317)	(3,520,639)	(505,709)
Net cash generated from financing activities	1,177,372	4,456,328	640,112
Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(104)
Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	140,069
Cash, cash equivalents and restricted cash at beginning of year	25,358	144,703	20,785
Cash, cash equivalents and restricted cash at end of year	144,703	1,119,840	160,854

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, each a non-GAAP financial measure, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies. They have material limitations as an analytical tool, as they do not include all items that impact our net loss or income for the period, and are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

EBITDA represents net loss excluding interest, taxes, depreciation and amortization. EBITDA margin represents EBITDA as a percentage of total revenues. Adjusted EBITDA excludes (i) one-off and other non-operating expenses, (ii) changes in fair value of financial instruments, (iii) foreign exchange (gain) loss, and

(iv) share-based compensation. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The tables below present reconciliations of EBITDA and adjusted EBITDA to net loss, the most directly comparable U.S. GAAP financial measure, as well as EBITDA margin and adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2018	2019
		Actual		Pro forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for percentages)
Net loss	(138,161)	(169,701)	(24,375)	(132,929)	(19,094)
Add: Depreciation & amortization	88,630	242,424	34,822	283,918	40,782
Add: Interest income & expenses	24,247	95,129	13,664	115,620	16,608
Add: Income tax (benefit) expenses	(2,759)	(1,742)	(250)	18,287	2,627

EBITDA	(28,043)	166,110	23,860	284,896	40,923
EBITDA margin	(28.5)%	19.5%	19.5%	25.9%	25.9%
Add:
One-off and other non-operating expenses	11,299	41,395	5,946	41,725	5,993
Changes in fair value of financial instruments	(2,643)	11,189	1,607	11,189	1,607
Foreign exchange (gain) loss	(808)	2,438	350	2,438	350
Share-based compensation	—	63,746	9,157	63,746	9,157

Adjusted EBITDA	(20,195)	284,878	40,920	403,994	58,030

Adjusted EBITDA margin	(20.5)%	33.4%	33.4%	36.8%	36.8%

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited condensed combined pro forma financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

Risk Factors

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Relating to Our Business and Industry

We may not be able to effectively manage our growth of our business as we expand our operations, which could negatively impact our business and financial performance.

We have experienced significant growth in recent years. Our revenues grew from RMB98.5 million in 2018 to RMB853.0 million (US$122.5 million) in 2019. We derive revenues primarily from our data center colocation services and, to a lesser extent, data center colocation rental. We plan to further increase our service capacities through increasing the number and size of the data center campuses and facilities that we operate, and thus will be required to commit a substantial amount of operating and financial resources. If we are not able to generate sufficient operating cash flows or obtain third-party financing, our ability to fund our expansion plans may be limited. See “—Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business and adversely affect our financial position.”

Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion exposes us to additional challenges, including:

•	identifying and obtaining suitable land resources to build new data centers;

•

delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, power grid connection, and network connectivity;

•	establishing new operations at additional data centers and maintaining efficient operations of data center facilities;

•	managing the operations of our expanding number of data centers to maintain high quality service for our clients;

•	adapting to clients’ changing needs and managing a large and growing client base with increasingly diverse requirements;

•	creating and capitalizing on economies of scale;

•	the uncertainty of being able to sell our services, receive full payment by our clients for them or receive payment in a timely manner;

•	obtaining additional capital to meet our future capital needs, which we may be unable to obtain on commercially reasonable terms or at all;

•	meeting the evolving government regulations governing data center operations;

•	delays or denial of required regulatory approvals by relevant government authorities;

•	expanding our service portfolio to cover a wider range of services, including managed cloud services;

•	recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;

•	coordinating work among sites and project teams;

•	maintaining and enhancing internal controls and operational structure;

•	failure to execute our project pipeline expansion plan effectively.

Moreover, we may not have sufficient client demand in the markets where our data centers are located. We may overestimate the demand for our services and as a result may increase our data center capacity or expand our network more aggressively than needed, resulting in a negative impact to our results of operations.

We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business. We may not be able to effectively attract clients in the new markets to generate sufficient revenues and offset the costs incurred by the expansion, which could negatively impact our financial performance and prospects.

If we fail to manage the growth of our operations effectively, our businesses and results of operations may be materially and adversely affected.

Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position.

Constructing and developing data centers are capital intensive. We are required to fund the costs of constructing and developing our data centers with cash deriving from operations, as well as from financing from banks, other borrowings and capital markets. Moreover, such costs have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to remain profitable. There can be no assurance that our future revenues would be sufficient to offset increases in these costs, or that our business operations will generate capital sufficient to meet our anticipated capital requirements. If increase in our future revenues would not be sufficient to offset the increased costs, or we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

To fund our future growth, we may need to raise additional funds through equity or debt financing in the future in order to meet our operating and capital needs, which may not be available on favorable terms, or at all. If we raise additional funds through issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their ownership percentage of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability.

We compete with a wide range of data center solution providers in the markets we participate. Some of our current and future competitors may have advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential clients, significantly greater financial, marketing and other resources and more ready access to capital, all of which allow them to offer competitive prices and respond more quickly to new or changing opportunities. Many of these competitors own properties similar to ours in the same markets in which our properties are located, or in markets where the cost to operate a data center is less than the costs to operate our data centers. Many of our competitors and new entrants to the data center market are developing additional data center space in the markets that we serve.

We face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. A buildup of new data centers or reduced demand for data center services could result in an oversupply of data center space in the markets where we operate. Excess data center capacity could cause downward pricing pressure and limit the number of economically attractive markets that are available to us for expansion, which could negatively impact our business and results of operations. In addition, our competitors may offer services that are more competitively priced compared to ours. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

We will also face increased competition as we expand our operations, and our competitors in new markets we expand into may have more experience than us in operating in those markets. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. Revenues from ByteDance accounted for 68.2% of our total revenues in 2019. Revenues from Wangsu, a related party, accounted for 11.1% of our total revenues in 2019. No other client accounted for 10% or more of our total revenues in 2019. As a hyperscale data center solution provider, we expect our revenues will continue to be highly dependent on a limited number of clients who account for a large percentage of our contractually committed capacity. Moreover, for several of our data centers, a limited number of clients accounted for substantial majority of our contractually committed capacity. If one or more of our significant clients fail to make payments to us or does not honor their contractual commitments, our revenues and results of operations would be materially and adversely affected. In addition, the contracts we enter into with our significant clients typically provide that they have early termination options, subject to payment of specified early termination fees that equal to a substantial amount of the total services fees. The amount of such early termination fee depends on the length of the duration of the contract that has expired, and is usually less than the revenues we would expect to receive under a given contract. If any of our significant clients exercises any applicable early termination options or we are unable to renew our existing contracts with them on similar terms or at all, and we are unable to find new clients to utilize the space to be vacated in a timely manner or at the same fee levels, our results of operations will be adversely affected. For example, certain of our agreements with Wangsu will expire in 2021, and we may not be able to renew them at favorable terms to us, or at all. As of the date of this prospectus, none of our clients have exercised their early termination options which we believe would have a material adverse effect on our business, results of operations and financial condition. However, we cannot provide any assurance that they will not do so in the future.

There are a number of factors that could cause us to lose major clients. Because many of our contracts involve services that are mission-critical to our clients, any failure by us to meet a client’s expectations could result in cancellation or non-renewal of the contract. Our contracts usually allow our clients to terminate their contracts with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice and early termination fee is given. In addition, our clients may decide to reduce spending on our services in response to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Some of our clients may choose to develop or expand their own data center facilities in the future, which may result in a decline in our existing or potential clients.

In addition, our reliance on any individual significant client may give that client a degree of pricing leverage against us when negotiating contracts and terms of services with us. The loss of any of our major clients, or a significant decrease in the extent of the services that they outsource to us or the level of prices we offer, could materially and adversely affect our financial condition and results of operations.

Any of our clients could experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us. In the event of any client default, our liquidity could be adversely impacted and we may experience delays in enforcing our rights and may incur substantial costs in protecting our investment. These risks would be particularly significant if one of our major clients were to default under their contracts with us. In addition, the inability of any significant client to meet its payment obligations could impact us negatively and significantly.

If we do not succeed in attracting new clients for our services and/or growing revenues from existing clients, our business and results of operation may be adversely affected.

We have been expanding our client base to cover a range of industry verticals, particularly cloud service providers and technology companies. Our ability to attract new clients, as well as our ability to grow revenues from our existing clients, depends on a number of factors, including our data center capacity, our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our client acquisition team to attract new clients. If we fail to attract new clients, we may not be able to grow our revenue as quickly as we anticipate or at all.

In addition, as our client base grows and diversifies into other industries, we may be unable to provide services that cater to their changing needs, which could result in client dissatisfaction, decreased overall demand for our services and loss of expected revenues. Moreover, our inability to meet client expectations may damage our reputation and could consequently limit our ability to retain existing clients and attract new clients, which would adversely affect our ability to generate revenues and negatively impact our results of operations.

Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries, may adversely affect our business.

Our clients are primarily technology companies in the Internet, cloud, software and other technology-based industries. Our clients, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may request price reductions or decrease their demand for space in our data centers, which could harm our financial performance. Furthermore, a decline in the technology industry or the demand for cloud-based services, or the desire of any of these companies to outsource their data center needs, could lead to a decrease in the demand for space in our data centers, which would have an adverse effect on our business and financial condition. We also are susceptible to adverse developments in the industries in which our clients operate, such as decreases in demand for their products or services, business layoffs or downsizing, industry slowdowns, relocations of businesses, costs of complying with government regulations or increased regulation and other factors. We also may be materially adversely affected by any downturns in the market for data centers due to, among other things, oversupply of or reduced demand for space or a slowdown in the technology industry. Also, a lack of demand for data center space by enterprise clients could have a material adverse effect on our business, results of operations and financial condition. If any of these events happen, we may lose clients or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

We generate a significant portion of our revenues from a small number of data centers, with some located in close proximity to each other. A significant disruption in any of such data centers could materially and adversely affect our business, results of operations and financial condition.

We generate significant revenues from a small number of hyperscale data center campuses located in close proximity to each other and a significant disruption to any single location could materially and adversely affect our operations. Our data centers typically surround metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur and Mumbai and are in proximity to the corporate headquarters of our clients. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

We have a limited operating history as a combined company after the recent merger of Chindata and Bridge Data Centres. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

The combination of our China and overseas operations were completed in 2019. We have a limited operating history and experience in our business operation as a combined company, which makes it difficult to evaluate our future prospects and ability to make profit. Our ability to realize the anticipated benefits of the combination depends, to a large extent, on our ability to integrate independent businesses, which can be a complex, costly and time-consuming process, and thus requires significant time and focus from our management team and may divert attention from the day-to-day operations of our business. In addition, even if the operations of Chindata and Bridge Data Centres are integrated successfully, we may not realize the full benefits of the combination, including the synergies, operating efficiencies, or sales or growth opportunities that are expected.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and loss of client relationships, among other potential adverse consequences. If we cannot integrate and operate acquired properties or businesses to meet our financial expectations, our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations could be materially adversely affected.

If we are unable to locate and secure suitable sites for additional data centers on commercially acceptable terms, our ability to grow our business may be limited.

The selection of land or facilities suitable for development of data centers is a critical factor in our expansion plans. The available capacity and land resources that we hold may not be able to satisfy the growing demand of our clients. There may not be suitable properties available in our markets with the necessary combination of high power capacity and fiber connectivity, or selection of such sites may be limited. For instance, it may not always be possible to locate new data center facilities adjacent to our existing locations, which is our preference. Our lack of operating experience in a new market may make it difficult for us to successfully identify and acquire suitable properties in these markets in locations that are attractive to our clients and that have access to multiple network providers and a significant supply of electrical power. Any inability to acquire additional sites for development, at all or on terms commercially acceptable to us, could have a material adverse effect on our growth, future results of operations and financial condition.

We face risks associated with having a long selling and implementation cycle for our services that requires us to make significant capital expenditures and resource commitments prior to receiving payments for those services.

We have a long selling cycle for our services, which typically requires significant investment of capital, human resources and time by both our clients and us. Constructing, developing and operating our data centers require significant capital expenditures. A client’s decision to utilize our colocation services or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the client regarding the adequacy of our infrastructure and attractiveness of our resources and services. Our efforts in pursuing a particular sale or client may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs. If our efforts in pursuing sales and clients are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet client demand and the continued growth of our business, we need to expand existing data centers, develop new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and construction of new data centers are currently underway, or being contemplated and such expansion and construction require us to carefully select and rely on the experience of contractors during the construction process. We endeavor to engage contractors with a strong reputation and proven track record, high-performance reliability and adequate financial resources. However, any such contractor may still fail to provide satisfactory services at the level of quality required by us. Furthermore, if a contractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

In addition, we need to work closely with local power and network suppliers where our proposed data centers are located. We also rely on certain key technical personnel, such as engineering firms and construction contractors capable of developing our projects, and key suppliers of electrical and mechanical equipment. Delays in actions that require the assistance of such third parties, or delays in receiving required permits and approvals from local governments, which are out of our control, may also affect the construction and development of new projects or result in them not being completed at all.

Furthermore, the measures taken by the Chinese, Malaysian and Indian governments to contain the spread of COVID-19 in early 2020 delayed the return of our employees to work, and thus affected the construction and development of our new projects. See “—The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for more information about the impact of the COVID-19 outbreak on us.

If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could cause material and negative effect to our revenue growth, profitability and results of operations.

Limited availability of power and power outages may adversely affect our results of operation.

We are a large consumer of power and costs of power account for a significant portion of our cost of revenues. We require power supply to provide many services we offer, such as powering and cooling our clients’ servers and network equipment and operating critical data center plant and equipment infrastructure. We are subject to risks associated with obtaining access to a sufficient amount of power from local utilities and constraints on the amount of electricity that a particular locality’s power grid is capable of providing at any given time.

In addition, the amount of power required by our clients may increase as they adopt new technologies, for example, for virtualization of hardware resources, or grow their businesses. As a result, our clients’ average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Although we aim to improve the energy efficiency of the data center facilities that we operate, such facilities may not be able to provide sufficient power to meet the growing needs of our clients. In addition, we may not be able to maintain competitive PUE for our data centers in service. Our clients’ demand for power may exceed the power capacity in our data centers, which may limit our ability to fully utilize the capacity of these data centers. We may lose clients or our clients may reduce the services purchased from us due to limited availability of power resources, or we may incur costs for data center capacity which we cannot utilize, which would reduce our revenues and have a material and adverse effect on our cost of revenues and results of operations.

In addition, we attempt to limit exposure to system downtime due to power outages from the electric grid by using backup generators and battery power. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential clients, which would harm our financial condition and results of operations.

Increased telecommunication costs and any delays or disruptions in Internet connectivity to our data centers may adversely affect our operating results.

Our clients require connectivity to the fiber networks of multiple telecommunication carriers, and we depend upon the presence of telecommunication carriers’ fiber networks serving the locations of our data centers in order to attract and retain clients. Any carrier may elect not to offer its services within our data centers, and any carrier that has decided to provide Internet connectivity to our data centers may discontinue the provision of Internet connectivity to our data centers. If carriers were to consolidate or otherwise downsize or terminate connectivity within our data centers, such action could have an adverse effect on the businesses of our clients and, in turn, our own business, financial condition and results of operations.

Each new data center that we develop requires the construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. If we are not able to establish adequate Internet connectivity to our data centers, such connectivity is materially delayed, interrupted or is discontinued, or there are significant hardware or fiber failures on this network, our ability to attract and retain new clients or retain existing clients could be impacted negatively, which in turn could have a material adverse effect on our business, financial condition and results of operations.

As our client base grows and their usage of telecommunications capacity increases, we may be required to make additional investments in our capacity to maintain adequate data transmission speeds. The availability of such capacity may be limited or the costs may be on terms unacceptable to us. If adequate capacity is not available to us as our clients’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our operating margins will suffer if our bandwidth suppliers increase the prices for their services and we are unable to pass along the increased costs to our clients.

If we are unable to adapt to new technologies or industry standards in a timely and cost-effective manner, our business, financial performance and prospects could be materially and adversely affected.

The markets for the data centers we own and operate, as well as certain of the industries in which our clients operate, are characterized by rapidly changing technologies, evolving industry standards, and frequent new service introductions. As a result, the infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and technologies, including, new processes to deliver power to, or eliminate heat from, computer systems and new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide. In addition, the systems that connect our data centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When clients demand new processes or technologies, we may not be able to upgrade our data centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to clients or insufficient revenues to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data centers, including associated connectivity, could reduce revenues at our data centers and could have a material adverse effect on us. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly, which could cause us to incur substantial costs. We may not be able to adapt to changing technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected.

Furthermore, potential future regulations that apply to industries we serve may require clients in those industries to seek specific requirements from their data centers that we are unable to provide. If such regulations were adopted, we could lose clients or be unable to attract new clients in certain industries, which could have a material adverse effect on us.

In addition, new technologies or industry standards have the potential to replace or provide lower cost alternatives to our services. We focus primarily on providing data center solutions through hyperscale data centers. We cannot guarantee that we will be able to identify the emergence of all the new service alternatives successfully, modify our services accordingly, or develop and bring new services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new services to market, those new services may need to be made available at lower profit margins than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential clients or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative services that have lower price points than our current offerings may also result in our existing clients switching to the lower cost products, which could reduce our revenues and have a material adverse effect on our results of operation.

Any significant or prolonged failure in the data center facilities we operate or services we provide, including events beyond our control, would lead to significant costs and disruptions and would reduce the attractiveness of our facilities, harm our business reputation and have a material adverse effect on our results of operation.

The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our clients as well as equipment damage, which could significantly disrupt the normal business operations of our clients and harm our reputation and reduce our revenues. Any failure or downtime in one of the data center facilities that we operate could affect many of our clients. The total destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of client data. Since our ability to attract and retain clients depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including, but not limited to, human error or accident, natural disasters and security breaches, whether accidental or willful.

We may in the future experience interruptions in service, power outages and other technical failures or be otherwise unable to satisfy the requirements of the agreements we have with clients for reasons outside of our control. As our services are critical to many of our clients’ business operations, any significant or prolonged disruption in our services could result in lost profits or other indirect or consequential damages to our clients and subject us to lawsuits brought by the clients for potentially substantial damages. Furthermore, these interruptions in service, regardless of whether they result in breaches of the agreements we have with clients, may negatively affect our relationships with clients and lead to clients terminating their agreements with us or seeking damages from us or other compensatory actions. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions and satisfy the requirements of the agreements we have with clients, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintenance programs to manage risk. Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with clients and materially and adversely affect our business. Any breaches of the agreements we have with clients will damage our relationships with clients and materially and adversely affect our business.

We rely on suppliers for project construction, equipment procurement and installation and general operations of our business.

We contract with third parties for the supply of components and services needed in our projects, such as construction works and equipment, that we use in the provision of our services to our clients. If we are unable to find a qualified new supplier in a timely manner, the loss of a significant supplier could delay expansion of the data center facilities that we operate, impact our ability to sell our services and increase our costs. In addition, if our existing suppliers are unable to provide products and services that meet evolving industry standards or that are unable to effectively interoperate with other products or services that we use, we may be forced to look for new suppliers on favorable terms or at all. As a result, we may be unable to meet all or a portion of our client service commitments, which could materially and adversely affect our results of operations.

Failure to accurately estimate the resources and time required for the fulfillment of our obligations under these contracts could negatively affect our results of operation.

Our contract terms require us to undertake significant projections and planning related to resource utilization and costs. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. The contracts with our clients typically have fixed price based on capacity. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price contracts, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our client’s ultimate power usage once the contract is implemented. Increases in power costs may directly affect our profitability. There can be no assurance that we will be able to reduce the risk of estimating, planning and performing our contracts. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

The contract commitments of our clients are subject to reduction and potential cancellation and we may be unable to achieve high contract renewal rates.

Many of our client contracts allow for early termination, subject to payment of early termination fee, which may be less than the revenues we would expect to receive under such contracts. Any penalty for early termination may not adequately compensate us for the time and resources we have expended in connection with such contract, or at all, which could have a material adverse effect on our results of operations and cash flows. Reduced client contract commitments could also put pressure on our pricing. In addition, our client contract commitments during a particular future period may be reduced for reasons outside of our clients’ control, such as general current economic conditions. If our client contract commitments are significantly reduced, our business, financial condition and results of operations could be materially and adversely affected.

Even if our current and future clients have entered into a binding contract with us, they may choose to terminate such contract prior to the expiration of its terms. There are a number of factors that could cause us to lose clients. Our contracts usually allow our clients to terminate their contracts with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice and early termination fee is given. In addition, our clients may decide to reduce spending on our services in response to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Some of our clients may choose to develop or expand their own data center facilities in the future, which may result in a decline in our existing or potential clients.

We seek to renew client contracts when those contracts are due for renewal. We endeavor to provide high levels of client service, support, and satisfaction to maintain long-term relationships and to secure high rates of contract renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service agreements with our existing clients or re-commit space relating to expired service agreements to new clients if our current clients do not renew their contracts. In the event of non-renewal and if we are unable to secure contractual commitments from other sources in a timely manner, our results of operations will be adversely impacted.

We are in the process of expanding our operations into new geographies in the Asia-Pacific emerging markets, which exposes us to significant additional regulatory, economic and political risks due to our unfamiliarity with those areas, the failure to handle which may adversely affect our business, results of operations and financial condition.

We currently operate in China, Malaysia and India, and plan to expand our data center development and operations into new geographies in the Asia-Pacific emerging markets. As a part of this expansion strategy, we may develop and operate data centers in markets in which we have little or no operating experience, and thus will be exposed to significant additional regulatory, economic and political risks. Our ability to successfully enter new markets will depend on, among other things, our ability to identify and acquire land suitable for development, our ability to develop new data centers on our anticipated time-line and at the expected costs, and our ability to secure new client commitments. Our new markets may have different competitive conditions, and may subject us to operating considerations that are different from those we have experienced in our existing markets, which, in turn, may adversely affect our ability to develop and operate data centers in these new markets.

Expansion of our business into new markets will involve substantial planning and allocation of significant company resources and certain risks, including risks related to financing, zoning, regulatory approvals, construction costs and delays. Our lack of operating experience in these new markets may adversely impact our ability to successfully develop new data center facilities in such markets. In order to successfully develop our prospective data center facilities in these new markets, we need to work closely with local power and network suppliers, and sometimes local governments, where our proposed data centers are located and certain key third-party technical personnel, such as engineering firms and construction contractors, with whom we have little or no experience. Should a significant third party working on any such development project experience financial or other material problems or breach their contractual obligations during the construction process, we could experience significant delays, increased costs to complete the project and other issues that may negatively impact our expected financial returns. These and other risks could result in delays to, or increased costs of, completing development projects in new markets or could prevent the completion of development projects in new markets, any of which could have a material adverse effect on our business, financial condition and results of operations.

Due to our lack of operating experience in our new markets, we may be unable to attract new clients on a timely basis, or at all, to the properties that we have developed. Once development of a data center facility is complete, we incur certain operating expenses even if there are no clients occupying any space. Consequently, if any of our properties have significant vacancies for an extended period of time, we will incur operating expenses that will not be reimbursed by clients and our results of operations and business and financial condition will be affected adversely, the impact of which could be material.

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business, currently, China, Malaysia and India, some of which may conflict with each other and all of which are subject to change. These laws and regulations include telecommunication regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. Any new regulations or policies pertaining to our business may result in significant additional expenses to us and clients, which could cause a significant reduction in demand for data center services. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines.

Regulatory changes in a jurisdiction where we are developing data center facilities may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us and clients, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations and expose us to interest rate risk to the extent of our variable rate debt.

As of December 31, 2019, we had total consolidated indebtedness of RMB2,822.1 million (US$405.4 million), including short-term and long-term banks loans, and finance lease obligations. Our indebtedness could, among other consequences:

•	make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;

•

require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that have less debt;

•	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;

•	increase our cost of borrowing;

•	limit our ability to borrow additional funds; and

•	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

As a result of covenants and restrictions, we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected.

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of both the borrowing subsidiary of ours and us as guarantor. For more information regarding covenants arising from our financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.” Furthermore, we may lose such assets that we pledge as collateral to secure our debts in the event of default.

The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Insurance coverage of our operations may be insufficient, especially in cases of prolonged or extraordinary adverse events. Any losses to our properties that are not covered by insurance, or that exceed our insurance coverage limits, may expose us to significant costs and business disruption.

Our operations are subject to hazards and risks normally associated with the daily operations of data center facilities. Currently we maintain insurance policies for our business operations in line with industry practice. However, our current insurance policies may be insufficient, especially when a prolonged or catastrophic event occurs. If we experience a loss that is uninsured or exceeds policy limits, our business could be disrupted and we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. These events would materially adversely affect our business, financial condition and results of operations.

Security breaches or alleged security breaches of our data centers could disrupt our operations and have a material adverse effect on our business, financial condition and results of operation.

A security breach of our data center facilities could result in the misappropriation of our or our clients’ proprietary information, and may cause interruptions or malfunctions in our operations or the operations of our clients. As we commit to implementing effective security measures to safeguard our data centers, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. Security risks and deficiencies may also be identified in the course of government inspections, which could subject us to fines and other sanctions. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential clients, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

Our leases for data centers could be terminated early and we may not be able to renew our existing leases on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

We enter into leases for certain of our wholesale and retail data centers. Upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, or if we are unable to find suitable alternative premises in a timely manner, we may have to incur significant costs related to relocation. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. Furthermore, rent or payment under such leases in the future may increase substantially in the future. Any of the foregoing could have an adverse impact on our business and results of operations.

Clients who rely on us for the colocation of their servers could potentially sue us for their lost profits or damages if there are disruptions in our services, which could impair our financial condition.

As our services are critical to many of our clients’ business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our clients. Although some of our client contracts contain provisions attempting to limit our liability for breach of the agreement, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our clients brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards. Since we do not carry liability insurance coverage, such damage awards could seriously impair our financial condition.

We may not be able to prevent others from making unauthorized use of our intellectual property. If we fail to protect our intellectual property rights, our brand and business may suffer.

Our success depends in part upon our propriety intellectual rights, including certain patents, trademarks, domain names, know-how, methodologies, practices, tools and technical expertise that are critical to our business. We primarily rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our management, key employees and others. However, we cannot assure you that such existing measures are sufficient and effective. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

We may face claims of intellectual property infringement and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or violate intellectual property rights, including, but not limited to, trademarks, patents, copyrights, know-how, or other rights owned or held by third parties. We may also be subject to legal or administrative proceedings and claims relating to intellectual property rights or other rights of third parties in the future. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that prohibit us from using such intellectual property rights and require us to alter our processes or methodologies, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

Our registered or unregistered trademarks or trade names may be challenged, infringed or determined to be infringing on other marks, and we may not be able to protect our rights to these trademarks and trade names. We derived a significant portion of our revenues in China and used and 秦淮数据 in a majority of our services in China until July 2019, when we changed to our new trademark. We have registered or are in the process of registering in China in several categories that cover our scope of business. Our application to register our Chinese trade name, 秦淮数据, was rejected by the relevant trademark authority due to the inclusion of a place name in China. Although we can reapply at any time, we cannot assure you that such trademarks will be successfully registered in all relevant categories. A third party may adopt similar trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. As of the date of this prospectus, we had not encountered any legal claims brought by third parties relating to infringement or violation of any intellectual property rights which may have a material adverse effect on us. However, we cannot assure you that we will succeed in bringing trademark infringement claims against such third parties, especially in the case where we have not successfully registered such trademarks or have not registered in the relevant category.

If our clients’ proprietary intellectual property or confidential information is misappropriate or disclosed by us or our employees in violation of applicable laws and contractual arrangements, we could be exposed to protracted and costly legal proceedings and lose clients.

We and our employees are in some cases provided with access to our clients’ proprietary intellectual property and confidential information, including technology, software products, business policies and plans, and trade secrets. Many of our clients require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our clients for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into non-disclosure arrangements to limit access to and distribution of our clients’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our clients’ intellectual property and confidential information. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our clients. As a result, if our clients’ proprietary rights are misappropriated by us or our employees, our clients may consider us liable for such act and seek damages and compensation from us.

Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our services until resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations

We have recorded a significant amount of long-lived assets, primarily including our property and equipment. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized for the difference between the fair value and carrying value of the assets. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our long-lived assets in 2018 and 2019. However, we may record impairments on long-lived assets in the future. Any impairment charge would materially adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant share options and other forms of share-based incentive awards in the future, which may result in increased share-based compensation expenses.

We adopted share incentive plans for the purpose of granting share-based compensation awards to our employees and management team members to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Management—Share Incentive Plan.” For the years ended December 31, 2018 and 2019, we recorded nil and RMB63.7 million (US$9.2 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may experience impairment of goodwill in connection with our acquisition of entities or other assets.

We are required to perform an annual goodwill impairment test. As of December 31, 2019, we carried RMB466.3 million (US$67.0 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

Past and future investments in and acquisitions of complementary assets and businesses may expose us to potential risks, and may result in earnings dilution and significant diversion of management attention.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to acquire additional businesses, services, resources, or assets that are complementary to our core business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be difficult or even disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose clients or otherwise harm our business.

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business. These laws and regulations cover real estate, construction, telecommunication, tax, environment, labor and other government requirements, approvals, permits and licenses. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines or other penalties. Our ability to utilize the data centers in question may also be materially and adversely affected.

Construction projects are subject to broad and strict government supervision and approval procedures in China. Under PRC laws, construction projects must receive regulatory approval from various governmental authorities prior to construction, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction work commencement permit and land use right certificate. As of the date of this prospectus, five of our hyperscale data center campuses are being constructed in China. Certain regulatory approvals for these projects are still pending. According to PRC laws, construction projects needs to go through inspection and acceptance procedures with local construction authorities and receive various approvals after the completion of a project. As of the date of this prospectus, we have not completed certain inspection and acceptance procedures required for our nine data centers currently in service in China. We have been actively taking necessary steps to complete the remaining inspection and acceptance procedures but may experience further delay, especially taking into account the COVID-19 outbreak which has slowed down regulatory approvals as the governmental authorities may need to turn their attention to more urgent needs. See “—Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business” and “—The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for further details.

Failure to obtain all necessary construction project approvals and permits in a timely manner may subject us to legal sanctions, such as imposition of fines, suspension of construction or use of, rectification within a time limit, or under limited circumstances, being required to vacate from the properties in question. Any of the foregoing could have a material adverse impact on our business operation and financial conditions. In addition, we will not be able to obtain property ownership certificate until we have obtained all requisite approvals and permits for such property. Our rights as the property owner of such property may be adversely affected as a result of the absence of property ownership certificate.

Among the data centers and office spaces that we lease, a majority of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 (US$143.6) to RMB10,000 (US$1,436.4) for each unregistered lease, at the discretion of the relevant authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease. In the event that a fine is determined to be imposed on the lessee, in whole or in part, we will be subject to such fine.

Any dispute or claim in relation to the titles of the properties that we occupy, including any litigation involving allegations of illegal or unauthorized use of these properties, could require us to relocate our business operations occupying these properties. If any of our leases are terminated or voided as a result of challenges from third parties or the government or if the lease is otherwise not renewed by our landlords upon expiration, we would need to seek alternative premises and incur relocation costs. We cannot assure you that we will be able to relocate such operations to suitable alternative premises, and any such relocation may result in disruption to our business operations and thereby result in loss of earnings. We may also need to incur additional costs for the relocation of our operation. There is also no assurance that we will be able to effectively mitigate the possible adverse effects that may be caused by such disruption, loss or costs. Any of such disruption, loss or costs could materially and adversely affect our financial condition and results of operations.

Global economic conditions or any adverse developments in the economic, political or regulatory environment of any of the markets in which our operating properties are located or are being constructed, including China, Malaysia and India, may materially adversely affect our business and operating results.

Currently our data center facilities in service are located in China and Malaysia and there are new data center facilities under construction in China and India. Consequently, we may be exposed to greater economic risks as our business presence becomes more geographically diverse. Also, we may be susceptible to adverse developments in the economic, political and regulatory environment in any of these markets, including, but not limited to, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in taxes and costs of complying with existing or increased governmental regulation. For example, we derive a substantial portion of our revenues from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and the data center industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. In addition, the United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Any adverse developments in the economy or data center industry in general, or any decrease in demand for data center space resulting from adverse developments in the regulatory or business environment in China, Malaysia, India and globally could materially adversely impact our business, results of operations and financial condition.

General economic conditions and the costs and availability of capital may be adversely affected in some or all of the metropolitan areas in which we conduct our operations. Instability in the Pan-Asian and other economies and international financial markets generally may adversely affect our ability, and the ability of our clients, to meet liquidity and capital expenditure requirements and may result in adverse effects on our, and our clients’, businesses, financial condition and results of operations. Our sales cycle could also be lengthened if clients reduce spending on, or delay decision-making with respect to, our services, which could adversely affect our revenue growth and our ability to recognize revenue. We could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our clients with lower cost solutions. Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Our success depends substantially upon access to qualified personnel, including Mr. Jing Ju, Mr. Michael Foust and other senior management and senior employees. Our business operations may be harmed if we fail to recruit, train or retain qualified personnel.

Our success depends on the continued services of our senior management team and qualified key personnel, particularly Mr. Jing Ju, our founder and chief executive officer, Mr. Michael Foust, our chairman, and other executives named in this prospectus, as well as and key personnel who can provide the technical, strategic and marketing skills required for our company to grow. Although we have entered into confidentiality and non-competition agreements with our senior management team and qualified key personnel, there is no assurance that any member of our senior management team or any of our qualified key personnel will not join a competitor. In the event that any dispute arises between us, on one hand, and any of our senior management and qualified key personnel, on the other hand, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

We compete with other companies, including many of our competitors, for the limited pool of talent in these fields. Some of our competitors have greater resources than we do and may be able to offer more attractive terms of employment. We cannot provide any assurance that we will be able to retain our current executive officers or key employees. The failure to recruit and retain necessary personnel, including, but not limited to, members of our senior management and key research and development team, could harm our business and our ability to grow our company, and could adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanction and similar laws, and noncompliance with such laws could subject us to criminal penalties or significant fines and harm our business and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the

U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. For example, in China, we may contract with the national grid and telecommunication carriers, which are state-owned enterprises. In the countries where we have operations, we need to obtain various approvals, permits and licenses from the local or national governments. These interactions subject us to an increasing level of compliance-related concerns, and we can be held liable for the illegal activities of our employees, representatives, contractors, agents and business partners, even if we do not explicitly authorize such activities. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, contractors, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, contractors, agents, and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

Our reporting currency is the Renminbi, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. If the Renminbi strengthens relative to the local currencies or the U.S. dollar, our consolidated financial position and results of operations may be negatively impacted as these local currency or the U.S. dollar amounts will translate into fewer Renminbi. As a result, we are exposed to foreign currency risks related to our revenues and operating expenses denominated in currencies other than Renminbi. For additional information on foreign currency risk, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

In addition, a substantial portion of our revenues and expenses are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. Further, the value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things, and our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years then ended, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. We are in the process of implementing a number of measures to address the material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the [NYSE/Nasdaq], have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be expensive. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations.

An outbreak of COVID-19, a respiratory illness caused by a novel coronavirus, occurred in China and worldwide in 2020. In early February 2020, the World Health Organization declared the outbreak a Public Health Emergency of International Concern. While initially the outbreak was largely concentrated in China, it has now spread to a growing number of other international locations and infections have been reported globally. In an effort to limit the spread of the disease, many countries including China, Malaysia and India, have taken various emergency measures to combat the spread of the virus, including travel restrictions, voluntary and mandatory cessations of business operations, mandatory quarantines, work-from-home and other alternative working arrangements, limitations on social and public gatherings and lockdowns of cities or regions. These measures delayed the return of our employees to work, and our construction projects and obtaining certain regulatory approvals. Any prolonged deviations from normal daily operations could negatively impact our business. Due to the widespread nature and severity of COVID-19 as well as the measures taken to limit its spread, the Chinese economy may be adversely impacted in the first quarter of 2020 and beyond. Further, the spread of the COVID-

19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as-yet unknown magnitude and duration. To the extent that COVID-19 or any health epidemic harms the Chinese and global economies in general, our results of operations could be adversely affected.

We face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt our business, operations, liquidity and financial condition.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other local health epidemics in China and worldwide. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part of or all our operations. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to contain a disease outbreak, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any of these illness or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations.

Risks Relating to Our Corporate Structure

If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to e-commerce which does not apply to us. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as MOFCOM or MIIT or other authorities that regulates providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the Ministry of Industry and Information Technology, or the MIIT, or the Ministry of Commerce, or the MOFCOM, or other regulators having competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down a portion or all of our networks and servers;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to restructure our corporate and contractual structure;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our WFOE, our VIE, its shareholders and us, we are effectively subject to the PRC value-added tax at rates from 6% to 13% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with our VIE. The PRC Enterprise Income Tax Law and its Implementing Regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIE’s tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

We rely on contractual arrangements with our consolidated VIEs and their shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with our VIEs and their shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Corporate History and Structure.” The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIE and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our consolidated VIEs.

If our consolidated VIEs or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The registered shareholders of our VIEs, may have potential conflicts of interest with us. These shareholders may not remain as shareholders of our VIEs, or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them, which may result in deconsolidation of our VIEs. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIEs who is married, divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law , and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list”, the FIE must meet certain conditions under the “negative list” before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. The Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the Negative List, which was promulgated jointly by the MOFCOM and the NDRC on June 30, 2019 and became effective on July 30, 2019, the Negative List expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List. Foreign investment in value- added telecommunications services (except e-commerce, domestic conferencing, store-and-forward, and call center services), including Internet data center services, still falls within the Negative List.

It is uncertain whether the industry of data center and providing value-added telecommunication services, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued in the future. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our ability to enforce the equity pledge agreements between us and the shareholders of our VIEs may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our VIEs, shareholders of our VIEs pledged their equity interests in our VIEs to our WFOEs to secure our VIEs’ and their shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Purchase Option Agreement, Power of Attorney and Equity Pledge Agreement. As of the date of this prospectus, we have registered or are in the process of registering such equity pledges with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our VIEs fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in our VIEs, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Purchase Option Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Purchase Option Agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOEs shall be designated as a fixed figure. The equity pledge agreements with the shareholders of our VIEs provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of our VIEs under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIE and their subsidiaries for the benefit of us or our WFOE, although our VIE grants our WFOE options to purchase the assets of our VIE and its equity interests in its subsidiaries under the Purchase Option Agreement.

If our VIEs and their subsidiaries become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business.

We do not have priority pledges and liens against the assets of our VIEs. If our VIEs undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets and we may not have priority against such third-party creditors on the assets of our VIEs. If our VIEs liquidate, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by our VIEs to our WFOEs under the applicable service agreement.

If the shareholders of our VIEs were to attempt to voluntarily liquidate our VIEs without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIEs to transfer all of their respective equity ownership interests to a PRC entity or an individual designated by us in accordance with the option agreement with the shareholders of our VIE. In addition, under the purchase option agreement signed by our WFOEs, our VIEs and their shareholders and according to the PRC Property Law, the shareholders of our VIEs do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of our VIEs without our consent. In the event that the shareholders of our VIEs initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIEs without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting a significant portion of our operations in China through our WFOEs, our VIEs and their subsidiaries. We may make loans to our WFOEs, our VIEs and their subsidiaries, or we may make additional capital contributions to our WFOEs.

Any loans to our WFOEs, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOEs, our VIEs and their subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. According to the Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in March 2020, the limit for the total amount of foreign debt is 2.5 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into Renminbi capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our VIEs require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOEs, our VIEs or their subsidiaries or with respect to future capital contributions by us to our WFOEs. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Relating to Doing Business in China

We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

The laws and regulations regarding value-added telecommunications services, or VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not included in the Catalog are permitted industries. Industries such as VATS, including Internet data center services, or IDC services, restrict foreign investment. Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications

Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. See “Regulations—PRC Regulations—Regulations on Value-added Telecommunication Services”.

As of the date of this prospectus, all of our companies which provide IDC services have obtained the related licenses. For example, Chindata (Beijing) Co., Ltd. obtained a cross-regional IDC license in February 2019, the scope of which now includes Beijing, Tianjin, Zhangjiakou, Datong, Shenyang, Shanghai, Wuxi, Nantong, Yangzhou, Ningbo, Jinan, Wuhan, Guangzhou, Shenzhen, Foshan, Chengdu, and Xi’an. Datong Qinling Information Science and Technology Co., Ltd. obtained a cross-regional IDC license in November 2019, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Datong Sitan Data Science and Technology Co., Ltd. obtained a cross-regional IDC license in June 2019, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Chindata (Shenzhen) Co., Ltd. obtained a cross-regional IDC license in October 2018, the scope of which now includes Beijing, Tianjin, Zhangjiakou, Datong, Shenyang, Shanghai, Wuxi, Nantong, Yangzhou, Ningbo, Jinan, Wuhan, Guangzhou, Shenzhen, Foshan, Chengdu, and Xi’an. Sidake Hebei Data Science and Technology Co., Ltd. obtained a cross-regional IDC license in June 2019, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Zhangjiakou Qinyun Information Science and Technology Co., Ltd. obtained a cross-regional IDC license in November 2019, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen.

There can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

In addition, if future PRC laws or regulations governing the VATS industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our IDC services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOEs, which in turn relies on consulting and other fees paid to us by our VIEs, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOEs currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our WFOEs, as wholly foreign-owned enterprise in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprise, such as our WFOEs, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our WFOEs to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

For approximately four decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the real property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

We conduct a substantial portion of business operations in the PRC, and our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than that in more developed jurisdictions. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.

We are subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including, among others and in addition to specific industry-related regulations, the following aspects:

•	construction or development of new data centers or rebuilding or expansion of existing data centers;

•	environment laws and regulations;

•	security laws and regulations;

•	establishment of or changes in shareholder of foreign investment enterprises;

•	foreign exchange;

•	taxes, duties and fees;

•	land planning and land use rights; and

•

Internet security laws and regulations, including the Cyber Security Law of the People’s Republic of China, and the Trial Administrative Measures on the Use and Operation Maintenance of Internet Information Security Management System.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Haiwen & Partners, that the CSRC approval is not required in the context of this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) we established the WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no explicit provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

Government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms.

A substantial portion of our income, costs and expenses are denominated in Renminbi, which is not currently a completely freely convertible currency. A portion of these income must be converted into other currencies to meet our foreign currency obligations, including our payments of declared dividends, if any, for our Shares.

Under the PRC’s existing foreign exchange regulations, by complying with certain procedural requirements, following the completion of this Offering, we will be able to undertake current account foreign exchange transactions, including payment of dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for capital account and current account transactions under certain circumstances. We may not be able to pay dividends in foreign currencies to our Shareholders if the PRC government restricts access to foreign currencies for current account transactions. Under existing PRC foreign exchange regulations, conversion of Renminbi is permitted, without prior approval from the SAFE, for current account transactions, including profit distributions, interest payments and expenditures from trade-related transactions, as long as certain procedural requirements are complied with. However, approval from and registration with the SAFE and other PRC regulatory authorities are required where Renminbi is to be converted into foreign currency and remitted out of China for capital account transactions, which includes foreign direct investment and repayment of loans denominated in foreign currencies. These limitations could affect our ability to obtain foreign exchange through equity financing, or to obtain foreign exchange for capital expenditures.

The value of Renminbi against the U.S. dollar and other currencies fluctuate, subject to change resulting from the PRC government’s policies, and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. It is difficult to predict how market forces or government policies may impact the exchange rate between the Renminbi and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Furthermore, the net proceeds from this Offering are expected to be deposited overseas in currencies other than Renminbi until we obtain necessary approvals from relevant PRC regulatory authorities to convert these proceeds into onshore Renminbi. If the net proceeds cannot be converted into onshore Renminbi in a timely manner, our ability to deploy these proceeds efficiently may be affected, as we will not be able to invest these proceeds on RMB-denominated assets onshore or deploy them in uses onshore where Renminbi is required, which may adversely affect our business, results of operations and financial condition.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC resident individuals and PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC resident individuals must update their SAFE registrations when the offshore special purpose vehicle that such PRC resident individuals directly own the equity interests in undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 also requires a PRC entity to undergo the foreign exchange registration and updating procedure in accordance with the Provisions on Foreign Exchange Administration of the Outbound Direct Investment of Domestic Institutions, issued by the SAFE in July 2009 and other relevant regulations.

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, PRC residents are required to apply for foreign exchange registration of foreign direct investment and outbound direct investment, including those required under SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

In addition, pursuant to the Measures for the Administration of Outbound Investment which was promulgated by the MOFCOM in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises which was promulgated by NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by

PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with MOFCOM, NDRC or their local branches.

If our direct or indirect shareholders who are PRC residents do not complete their registration with the local SAFE branches or qualified banks, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Our founders and a number of our directors, officers and individual shareholders who indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC resident individuals, have completed the initial foreign exchange registrations in accordance with SAFE Circular 37 or SAFE Circular 75 then in effect, while some of them are in the process of applying for amendments to such registration. There is no assurance that such amendments will be completed in a timely manner, or will be completed at all.

However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37 and other outbound investment related regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 and other outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37 and other outbound investment related regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or our shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. Our WFOEs have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare plans, open and register accounts for social insurance accounts and housing funds, and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where companies operate our businesses. The requirements of employee benefit contribution plans have not been implemented consistently by the local governments in China given the different levels of economic development in different geographical areas.

As of the date of this prospectus, certain of our PRC subsidiaries failed to open and register the accounts for social insurance and housing funds, and entrust third-party agencies to pay social insurance and housing provident fund for some of our employees. We may be required to make up the contributions for these welfare plans as well as late fees and fines. If we are subject to investigations or penalties related to non-compliance with labor laws, our business, financial condition and results of operations could be adversely affected.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Inflation and increases in labor costs in China could negatively affect our profitability and growth.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees for our services, our financial condition and results of operations may be adversely affected. In addition, we work with third-party contractors to carry out construction projects who face similar challenges of rising labor costs, such as the required payment of the statutory employee benefits for their employees. This can lead to them passing on their increased labor costs to us and we may have to pay more for their services.

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in China or to enforce against them or us in China any judgments obtained from non-PRC courts.

Certain of our directors and most of our executive officers reside in China. In addition, most of our assets and those of our directors and executive officers are located in China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement. Under such arrangement, where any designated People’s Court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil and commercial case pursuant to a choice of court agreement, any party concerned may apply to the relevant People’s Court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement, for the reciprocal recognition and enforcement of judgments in civil and commercial matters between the courts in mainland China and those in the Hong Kong Special Administrative Region, stipulates the scope and particulars of judgments, the procedures and ways of the application for recognition or enforcement, the review of the jurisdiction of the court that issued the original judgment, the circumstances where the recognition and enforcement of a judgment shall be refused, and the approaches towards remedies, among others. After a judicial interpretation has been promulgated by the Supreme People’s Court and the relevant procedures have been completed by the Hong Kong Special Administrative Region, both sides shall announce a date on which the 2019 Arrangement shall come into effect. The 2019 Arrangement shall apply to any judgment made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules,

promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiary directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of shareholders, the business model and organizational structure; the information about the payment of due income tax outside China on indirect transfer of Chinese taxable property; the substitutability between indirect investment by equity transferor, indirect transfer of Chinese taxable property and direct investment, direct transfer of Chinese taxable property; Chinese tax conventions or arrangements applicable to the proceeds from indirect transfer of Chinese taxable property; and other relevant factors. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. Furthermore, Notice of SAT on Issuing the Working Rules on the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (for Trial Implementation), or Circular 68, which became effective on May 13, 2015, built up a special tax adjustment case management system on indirect transaction. In accordance with Circular 68, both parties to the indirect transaction shall report the transfer to the competent tax authority and submit relevant materials. In the case where an indirect transfer is considered as an indirect transfer with unreasonable commercial purposes, the transfer in question shall be reviewed and examined by the provincial tax authorities level by level.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7, Circular 68 and/or SAT Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our WFOEs may be requested to assist in the filing under SAT Bulletin 7, Circular 68 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7, Circular 68 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. Since there remain uncertainties regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if gains on the disposition of our shares by such holders are subject to the EIT Law, your investment in our ordinary shares or ADSs may be materially and adversely affected.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was partially amended by Circular 9 promulgated in January 2014. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Under Circular 82, a foreign enterprise is considered a PRC resident enterprise if all of the following apply: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (4) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Further to Circular 82, the SAT issued the Public Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation), known as Bulletin 45, which took effect in September 2011 and amended on June 1, 2015, October 1, 2016 and June 15, 2018, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although Circular 82 and Bulletin 45 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises in general. There have been no official implementation rules regarding the determination of the “de facto management bodies” for foreign enterprises not controlled by PRC enterprises (including companies like ourselves). Therefore, it remains unclear how the tax authorities will treat a case such as ours. However, if the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops (a Chinese stamp or seal) or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our WFOEs and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our WFOEs and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our WFOEs or consolidated entities, we, our WFOEs or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal actions to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as [NYSE/Nasdaq] of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the “big four” PRC-based accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under the PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to PRC accounting firms’ audit documents via the CSRC. If they failed to meet specified criteria, the SEC retained the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the “big four” PRC-based accounting firm become subject to additional legal challenges by the SEC or PCAOB, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainties regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the [NYSE/Nasdaq] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs and This Offering

There has been no previous public market for our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. The ADSs have been approved for listing on the [NYSE/Nasdaq]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs was determined by negotiation between us and the underwriters, which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet and technology companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first half of 2020, which may have a material and adverse effect on the trading price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	variations in our revenues, earnings and cash flow;

•	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

•	our or our competitors’ announcements of new investments, acquisitions, strategic partnerships, joint ventures, capital raisings or capital commitments;

•	our or our competitors’ announcements of new products and services and expansions;

•	changes in the economic performance or market valuations of other data center services companies;

•	changes in financial estimates by securities analysts;

•	conditions in the market for data center services;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	fluctuations of exchange rates between INR, MYR, RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	regulatory developments affecting us or our industry, clients or suppliers; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

Public companies, including those have a substantial portion of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact its business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                ADSs (equivalent to                ordinary shares) outstanding immediately after this offering, or ADSs (equivalent to                ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our officers, directors, existing shareholders and all holders of share incentive awards have agreed not to sell any of our ordinary shares or our ADSs or are otherwise subject to similar lockup restrictions for                days after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Participation in this offering by certain investors may significantly reduce the liquidity of our ADSs.

The five largest investors in this offering have subscribed for, and have been allocated, an aggregate of ADSs, representing approximately     % of the ADSs being offered, assuming the underwriters do not exercise their over-allotment option. These investors are not affiliated with us, nor are these investors affiliated with our directors or officers. Such concentration in investors may significantly reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our post-offering amended and restated articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. Our post-offering amended and restated articles of association provides that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the Companies Law, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOEs, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$                per ADS (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between (i) our pro forma as adjusted net tangible book value per ADS as of December 31, 2019, after giving effect to this offering, and (ii) the initial public offering price per share of US$             per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have ordinary shares outstanding, including              ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Management—Share Incentive Plan.” We intend to register all ordinary shares that we may issue under these share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchase ADSs in this offering.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the costs of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our shares or the ADSs, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may in the future rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The post-offering memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

We will adopt the post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Further, as an emerging growth company, we elect to use the extended transition period for complying with new or revised financial accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] listing standards.

As a Cayman Islands exempted company listed on the [NYSE/Nasdaq], we are subject to the [NYSE/Nasdaq] corporate governance listing standards. However, the [NYSE/Nasdaq] Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.

We may rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the [NYSE/Nasdaq] corporate governance listing standards applicable to U.S. domestic issuers.

We will be a “controlled company” within the meaning of the [NYSE/Nasdaq] Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the [NYSE/Nasdaq] Rules because Bain Capital Entities will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Based on the current and anticipated value of our assets and composition of our income and assets, we do not presently expect to be a PFIC for United States federal income tax purposes for the current taxable year or the foreseeable future, although there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be a PFIC for any taxable year will also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds the ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE/Nasdaq], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Special Note Regarding Forward-Looking Statements and Industry Data

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the data center and IT market;

•	our expectations regarding demand for, and market acceptance of, our services;

•	government policies and regulations relating to our business and industry;

•	our expectations regarding keeping and strengthening our relationships with clients;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business conditions in the regions where we operate and globally; and

•	assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the industry in which we operate, projections or estimates about our business and financial prospects involve significant risks and uncertainties.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full. [We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	Approximately for development and construction of new data center projects;

•	Approximately for potential investment or acquisition of assets serving strategic value;

•	Approximately for the repayment of a portion of our outstanding indebtedness; and

•	Approximately for working capital and other general corporate purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, the rate of growth, if any, of our business, and our present plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have significant flexibility and discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We do not have any plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulations—PRC Regulations—Regulations on Foreign Exchange and Offshore Investment and Regulations on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. Dollars.

Capitalization

The following table sets forth our capitalization as of December 31, 2019:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of                ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$        per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2019
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Long term bank loans	2,692,154	386,704
Shareholders’ equity:
Ordinary shares (par value of US$0.00001 per share, 5,000,000,000 shares authorized; 168,092,123 and 560,918,153 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	34	5
Additional paid-in capital	3,512,291	504,509
Statutory reserves	13,908	1,998
Accumulated other comprehensive income	40,011	5,747
Accumulated deficit	(329,071)	(47,268)

Total shareholders’ equity	3,237,173	464,991

Total capitalization(1)	5,929,327	851,695

(1)	Total capitalization means long term bank loans plus total equity.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2019 was approximately US$        million, or US$        per ordinary share as of that date and US$        per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$        per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2019, other than to give effect to the issuance and sale of                ADSs in this offering at an assumed initial public offering price of US$        per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been US$        million, or US$        per ordinary share and US$        per ADS. This represents an immediate increase in net tangible book value of US$        per ordinary share and US$        per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$        per ordinary share and US$        per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2019	US$	US$
Pro forma net tangible book value per share after giving effect to this offering	US$	US$
Amount of dilution in net tangible book value to new investors in the offering	US$	US$

A US$1.00 increase (decrease) in the assumed public offering price of US$        per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering as described above by US$        million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$        per ordinary share and US$        per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$        per ordinary share and US$        per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2019, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share paid and per ADS at an assumed initial public offering price of US$        per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs which we granted to the underwriters.

	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percent	Amount (in US$ thousands)	Percent
Existing shareholders
New investors

Total

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Enforceability of Civil Liabilities

Cayman Islands

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. In particular, the Cayman Islands has a less developed body of securities laws compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                     , located at                , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Haiwen & Partners, our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Malaysia

The United States is not a reciprocating country listed in the First Schedule to the Reciprocal Enforcement of Judgments Act 1958 of Malaysia, or REJA. Only judgments given by superior courts of reciprocating countries, as listed in the First Schedule to the REJA that satisfy the requirements as specified under the REJA, are recognized and can be enforced by way of registration of the judgment.

A final and conclusive judgment for a sum of money payable obtained in the United States generally requires a fresh action to be commenced in the Malaysian courts to be enforced in Malaysia. Certain conditions must be met for a right of action in Malaysia on the judgment, including the following:

•	The original court granting the judgment had jurisdiction in the action;

•	The judgment is not for a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty;

•	The judgment was not obtained by fraud;

•	The proceedings in which the judgment was obtained were not contrary to natural justice; and

•	The enforcement of the judgment would not be contrary to public policy in Malaysia.

Under Malaysian law, as we are recognized as a separate legal entity from its Malaysian subsidiaries, a right of action against us would not in principle automatically extend to a right of action against the Malaysian subsidiaries or their directors.

Malaysian courts generally retain a discretion on whether to try matters arising out of or governed by foreign laws. In deciding whether to exercise this discretion, the Malaysian courts will typically take into account various factors such as the intention of the parties, the place where the cause of action arose and whether the defendant has a presence in Malaysia. If the Malaysian courts choose to exercise their discretion to try such matters in Malaysia, the Malaysian courts generally would apply the laws as agreed by the parties in the agreement as the proper and agreed law of contract if the choice of law was not made to circumvent a provision of Malaysian law and it is not against public policy to do so. If it is necessary for a Malaysian court to form an opinion upon a point of foreign law, the court may accept opinions of persons skilled in that foreign law as evidence.

As such, there is uncertainty as to whether Malaysian courts will entertain actions against us or any of its subsidiaries or its directors or officers where such actions arise out of the laws of the United States.

India

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. However, recognition and enforcement of foreign judgments and execution of a foreign judgment is provided for under Sections 13 and 44A, respectively, of the Code of Civil Procedure, 1908, as amended, or the Civil Procedure Code, on a statutory basis.

Section 13 of the Civil Procedure Code provides that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon between the same parties or between parties under whom they or any of them claim litigating under the same title, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; or (vi) where the judgment sustains a claim founded on a breach of any law in force in India. A foreign judgment which is conclusive under section 13 of the Civil Procedure Code may be enforced either by a fresh suit upon the judgment or by proceedings in execution. Section 44A of the Civil Procedure Code provides that a foreign judgment rendered by a superior court (within the meaning of that section) in any jurisdiction outside India which the Government has by notification declared to be a reciprocating territory, may be enforced in India by proceedings in execution as if the judgment had been rendered by a district court in India. However, Section 44A of the Civil Procedure Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalties and does not include arbitration awards.

Under Section 14 of the Civil Procedure Code, a court in India will, upon the production of any document purporting to be a certified copy of a foreign judgment, presume that the foreign judgment was pronounced by a court of competent jurisdiction, unless the contrary appears on record but such presumption may be displaced by proving want of jurisdiction.

Each of the United Kingdom, Singapore and Hong Kong, among others, has been declared by the Government to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code, but the United States of America has not been so declared. A foreign judgment of a court in a jurisdiction which is not a reciprocating territory may be enforced only by a new suit upon the foreign judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the foreign judgment in the same manner as any other suit filed to enforce a civil liability in India. Accordingly, a judgment of a court in the

United States may be enforced only by a fresh suit upon the foreign judgment and not by proceedings in execution.

It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Further, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy, and it is uncertain whether an Indian court would enforce foreign judgments that would contravene or violate Indian law. Further, any judgment or award in a foreign currency would be converted into Rupees on the date of such judgment or award and not on the date of payment. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India to repatriate outside India any amount recovered, and any such amount may be subject to income tax in accordance with applicable laws.

Corporate History and Structure

Our Corporate History

In 2015, our China data center business was founded by Mr. Jing Ju, our chief executive officer. Starting in July 2016, we started to construct proprietary next-generation hyperscale data centers in China. In December 2017, Chindata (Xiamen) Science and Technology Co., Ltd., or Chindata Xiamen, was established as the holding company of our China data center business by Mr. Ju and Beijing Wangsu Science and Technology Co., Ltd., a subsidiary of Wangsu Science and Technology Co., Ltd., or Wangsu, a listed company on Shenzhen Stock Exchange in China (SZSE: 300017).

In 2016, Bain Capital established Integral Investments South Asia III. In 2017 Integral Investments South Asia III acquired Bridge Data Centers, or Bridge, a data center company focusing on the India and Southeast Asia markets. Bain Capital controlled Bridge through BCPE Bridge Cayman, L.P., or BCPE Bridge.

In December 2018, BCPE Bridge Stack Limited was incorporated by Bain Capital as an exempted company under the laws of the Cayman Islands to acquire our China business and combine it with the overseas operations of Bridge. We underwent a series of transactions to complete Bain Capital’s acquisition of our China business and the combination with Bridge’s overseas operations.

In 2018, Bain Capital established BCPE Stack Holdings, L.P., or Stack Holdings, to hold our China business. Stack Holdings owns 100% of the shares of Stack Midco Limited, which indirectly owns 100% of the equity interest in Suzhou Stack Data Technology Co., Ltd, or Suzhou Stack. Through Suzhou Stack, Stack Holdings indirectly owns 100% of the equity interest in Suzhou Sidake Data Science and Technology Co., Ltd., or Suzhou Sidake, the subsidiary of the WFOE. Suzhou Sidake entered into an equity transfer agreement dated December 31, 2018 with Wangsu and Mr. Ju to acquire all of the equity interest of Chindata Xiamen. On April 26, 2019, Suzhou Sidake completed the acquisition of all of the equity interest of Chindata Xiamen.

In 2019, BCPE Bridge Stack Limited (i) acquired 100% equity interest in Stack Midco Limited from Stack Holdings, through which it controlled our China business; (ii) acquired 100% equity interest in Integral Investments South Asia III from BCPE Bridge, through which it controlled the business of Bridge Data Centres in India and Southeast Asia; and (iii) issued shares to BCPE Bridge, Stack Holdings and the respective offshore shareholding entities of Mr. Ju, Mr. Liu and Ms. Xiao. On July 15, 2019, BCPE Bridge Stack Limited completed the combination of Chindata’s China business and the business of Bridge Data Centres.

In September 2019, BCPE Bridge Stack Limited established BCPE Bridge Stack Holdco Limited as its intermediary holding company to hold the shares of Stack Midco Limited and Integral Investments South Asia III.

Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services, at 50%, and the inclusion of data center services within the scope of value-added telecommunications services, we conduct a substantial part of our operations in China through contractual arrangements with Sitan (Beijing) Data Science and Technology Co., Ltd., or Sitan (Beijing) and Hebei Qinshu Information Science and Technology Co., Ltd., or Hebei Qinshu, which are our VIEs whose subsidiaries hold licenses required to operate our business in China.

BCPE Bridge Stack Limited gained control over Sitan (Beijing) through Suzhou Stack, our wholly-owned subsidiary in China, by entering into a series of contractual arrangements with Sitan (Beijing) and its shareholders. In addition, BCPE Bridge Stack Limited gained control over Hebei Qinshu through Hebei Stack Data Technology Investment Co., Ltd., or Hebei Stack, our wholly-owned subsidiary in China, by entering into a series of contractual arrangements with Hebei Qinshu and its shareholders.

As a result of our direct ownership in Suzhou Stack and Hebei Stack and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of Sitan (Beijing) and Hebei Qinshu, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We refer to Suzhou Stack and Hebei Stack as our WFOEs, and to Sitan (Beijing) and Hebei Qinshu as our variable interest entities, or our VIEs, in this prospectus. For more details and risks related to our VIE structure, please see “—Contractual Arrangements with Our VIEs and Their Respective Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, significant VIEs and VIE’s principal subsidiaries, as of the date of this prospectus:

Notes:

(1)	Shareholders of Sitan (Beijing) are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders.
(2)	Shareholders of Hebei Qinshu are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders.
(3)	The two subsidiaries are Chindata (Shanghai) Data Science and Technology Co., Ltd. and Chindata (Hebei) Co., Ltd., both of which are wholly-owned by Chindata (Xiamen) Science and Technology Co., Ltd.
(4)

The four subsidiaries are Chindata (Shenzhen) Co., Ltd., Chindata (Beijing) Co., Ltd., Sidake Hebei Data Science and Technology Co., Ltd. and Datong Sitan Data Science and Technology Co., Ltd., all of which are wholly-owned by Sitan (Beijing) Data Science and Technology Co., Ltd. to hold VATS licenses.

(5)

The eleven subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.

(6)

The six subsidiaries are Datong Qinling Information Science and Technology Co., Ltd., Huailai Qinyuan Information Science and Technology Co., Ltd., Huailai Qinrui Information Science and Technology Co.,

Ltd., Huailai Qinsang Information Science and Technology Co., Ltd., Huailai Sida Data Science and Technology Co., Ltd., and Zhangjiakou Qinyun Information Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Qinshu Information Science and Technology Co., Ltd. to hold or obtain VATS licenses.
(7)

The four subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd. and Datong Qinhuai Data Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.

(8)	The two subsidiaries are Datong Sidake Data Co., Ltd. and Datong Sidage Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.
(9)	The subsidiary is Zhangjiakou Sinan Data Co., Ltd., which is wholly-owned by Zhangjiakou Sidake Data Co., Ltd.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands. Our PRC subsidiaries, Suzhou Stack and Hebei Stack, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through Sitan (Beijing) and Hebei Qinshu, our VIEs, and their respective subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and their respective subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Suzhou Stack, Sitan (Beijing), and the shareholders of Sitan (Beijing) and the contractual arrangements by and among Hebei Stack, Hebei Qinshu and the shareholders of Hebei Qinshu. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

Power of Attorneys

Pursuant to the power of attorney among our WFOE Suzhou Stack, our VIE Sitan (Beijing) and its shareholders, each shareholder of our VIE Sitan (Beijing) irrevocably undertakes to authorize our WFOE Suzhou Stack or any person designated by our WFOE Suzhou Stack to act as its attorney-in-fact to exercise all of its rights as a shareholder of our VIE Sitan (Beijing), including, but not limited to, the right to propose and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote. The power of attorney will remain in force for so long as the shareholder remains a shareholder of our VIE Sitan (Beijing).

The power of attorney among our WFOE Hebei Stack, our VIE Hebei Qinshu and its shareholders contains terms substantially similar to the power of attorney described above.

Equity Pledge Agreements

Pursuant to the equity pledge agreement among our WFOE Suzhou Stack, our VIE Sitan (Beijing) and its shareholders, the shareholders of our VIE Sitan (Beijing) have pledged 100% equity interests in our VIE Sitan (Beijing) to our WFOE Suzhou Stack to guarantee the performance by our VIE Sitan (Beijing) and shareholders of their obligations under the equity pledge agreement, the exclusive business cooperation agreement, purchase option agreement, the power of attorney. In the event of a breach by any of our VIE Sitan (Beijing) or its shareholders of their contractual obligations under the equity pledge agreement, the exclusive business cooperation agreement, purchase option agreement and the power of attorney, our WFOE Suzhou Stack, as pledgee, will have the right to dispose of the pledged equity interests in our VIE Sitan (Beijing) and will have priority in receiving the proceeds from such disposal. The shareholders of our VIE Sitan (Beijing) also undertake that, without the prior written consent of our WFOE Suzhou Stack, they will not transfer, create or allow any encumbrance on the pledged equity interests. The equity pledge agreements will remain effective until all obligations have been fully performed or all the guaranteed debt is fully settled and repaid. As of the date of this prospectus, the equity pledges under the equity pledge agreement have been registered with competent PRC regulatory authority.

The equity pledge agreement among our WFOE Hebei Stack, our VIE Hebei Qinshu and its shareholders contains terms substantially similar to the equity pledge agreement described above.

As of the date of this prospectus, the shareholders of our VIE Hebei Qinshu are still in the process of completing the registration of the equity pledge in accordance with the equity pledge agreement. See “Risk Factors—Risks Relating to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and the shareholders of our VIEs may be subject to limitations based on PRC laws and regulations.”

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement between our WFOE Suzhou Stack and our VIE Sitan (Beijing), our WFOE Suzhou Stack has the exclusive right to provide our VIE Sitan (Beijing) with complete business support technical and consulting services, including but not limited to technical services, management services, network support, business consultations, intellectual property licenses, equipment or office leasing, marketing consultancy, system integration, product research and development, and system maintenance. Our WFOE Suzhou Stack has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Our VIE Sitan (Beijing) agrees not to accept any services subject to this agreement from any third party and agrees to pay our WFOE Suzhou Stack a quarterly service fee at an amount determined by WFOE considering the workload and commercial value of technical services provided to our VIE Sitan (Beijing). This agreement has an initial term of 10 years and shall be automatically extended another 10 years prior to the expiration of the initial term or any extended term unless our WFOE Suzhou Stack issues a written termination notice.

The exclusive business cooperation agreement between our WFOE Hebei Stack and our VIE Hebei Qinshu contains terms substantially similar to the exclusive business cooperation agreement described above.

Purchase Option Agreements

Pursuant to the purchase option agreement among our WFOE Suzhou Stack, our VIE Sitan (Beijing) and its shareholders, the shareholders of our VIE Sitan (Beijing) irrevocably grant our WFOE Suzhou Stack an exclusive option to purchase, or have its designated person purchase, at its discretion, to the extent permitted under PRC law, all or part of its equity interests and/or assets in our VIE Sitan (Beijing), at the lowest price permitted under applicable PRC laws. The shareholders of our VIE Sitan (Beijing) undertake that, without our WFOE Suzhou Stack’s prior written consent, they will not, among other things, (i) supplement, amend or change our VIE Sitan (Beijing)’s business scope and articles of association, (ii) increase or decrease our VIE Sitan (Beijing)’s registered capital or change its structure of share capital, (iii) create any pledge or encumbrance on their equity interests in our VIE Sitan (Beijing), other than those created under the equity pledge agreement, power of attorney and exclusive business cooperation agreement, (iv) transfer or dispose of their equity interests in our VIE Sitan (Beijing) or dispose of or cause the management of our VIE Sitan (Beijing) to dispose of any assets, except in the ordinary course of business, (v) cause our VIE Stitan (Beijing) to declare or distribute dividends, or (vi) appoint or remove any director of our VIE Sitan (Beijing). This agreement will remain effective until all of the equity interests and other assets of our VIE Sitan (Beijng) have been transferred to our WFOE Suzhou Stack and/or its designated person.

The purchase option agreement among our WFOE Hebei Stack, our VIE Hebei Qinshu and its shareholders contains terms substantially similar to the purchase option agreement described above.

In the opinion of our PRC legal counsel, Haiwen & Partners:

•

the ownership structures of our VIEs and our WFOEs in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect; and

•

each agreement among our WFOEs, our VIEs and their shareholders is legal, valid, binding and enforceable upon each party to such arrangements in accordance with its terms and applicable PRC laws, regulations and rules currently in effect, and both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition to the contractual arrangements above, Stack Midco Limited entered into financial support undertaking letters with Sitan (Beijing) and Hebei Qinshu. Pursuant to the financial support undertaking letters, Stack Midco Limited undertakes to provide unlimited financial support to Sitan (Beijing) and Hebei Qinshu, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. Stack Midco Limited will not request repayment of the loans or borrowings if the VIEs or its shareholders do not have sufficient funds or are unable to repay.

Selected Consolidated Financial Data

The following consolidated statements of operations for the years ended December 31, 2018 and 2019, consolidated balance sheets data as of December 31, 2018 and 2019, and consolidated statements of cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of the total revenues for the years presented.

	For the Year Ended December 31,
	2018	2019
		Actual		Pro Forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for number of shares and per share data)
Selected Consolidated Statements of Operations Data:
Revenues:
Colocation services
Third parties	—	583,277	83,782	775,874	111,447
Related party	—	95,071	13,656	146,262	21,009

Sub-total	—	678,348	97,438	922,136	132,457
Colocation rental	93,423	128,870	18,511	128,870	18,511
Others	5,061	45,792	6,578	47,377	6,805

Total revenues	98,484	853,010	122,527	1,098,383	157,773

Cost of revenues:
Colocation services	—	(422,254)	(60,653)	(559,886)	(80,423)
Colocation rental	(132,766)	(152,961)	(21,971)	(152,961)	(21,971)
Others	(2,494)	(35,006)	(5,028)	(36,187)	(5,198)

Total cost of revenues	(135,260)	(610,221)	(87,652)	(749,034)	(107,592)

Gross profit	(36,776)	242,789	34,875	349,349	50,181
Operating expenses:
Selling and marketing expenses	(5,092)	(47,496)	(6,822)	(62,816)	(9,023)
General and administrative expenses(2)	(57,980)	(232,837)	(33,445)	(238,828)	(34,305)
Research and development expenses	—	(24,510)	(3,521)	(32,817)	(4,714)
Impairment of goodwill	(21,598)	—	—	—	—

Total operating expenses	(84,670)	(304,843)	(43,788)	(334,461)	(48,042)

Operating (loss)/income	(121,446)	(62,054)	(8,913)	14,888	2,139
Interest income	97	7,161	1,029	8,491	1,220
Interest expense	(24,344)	(102,290)	(14,693)	(124,111)	(17,827)
Foreign exchange gain (loss)	808	(2,438)	(350)	(2,438)	(350)
Changes in fair value of financial instruments	2,643	(11,189)	(1,607)	(11,189)	(1,607)
Other, net	1,322	(633)	(91)	(283)	(41)

Loss before income taxes	(140,920)	(171,443)	(24,625)	(114,642)	(16,467)
Income tax benefit/(expense)	2,759	1,742	250	(18,287)	(2,627)

Net loss	(138,161)	(169,701)	(24,375)	(132,929)	(19,094)

Less: Net income attributable to non-controlling interests	—	4,742	681	8,816	1,266

	For the Year Ended December 31,
	2018	2019
		Actual		Pro Forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for number of shares and per share data)
Net loss attributable to BCPE Bridge Stack Limited	(138,161)	(174,443)	(25,056)	(141,745)	(20,360)

Net loss per share:
Basic and diluted	(1.42)	(0.44)	(0.06)
Shares used in the net loss per share:
Basic and diluted	97,550,502	397,153,121	397,153,121
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	18,032	21,967	3,155

Comprehensive loss	(120,129)	(147,734)	(21,220)
Less: Comprehensive income attributable to non-controlling interests	—	4,742	681

Comprehensive loss attributable to BCPE Bridge Stack Limited	(120,129)	(152,476)	(21,901)

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

(2)	Includes share-based compensation of nil for 2018 and RMB63.7 million (US$9.2 million) for 2019.

The following table presents our summary consolidated balance sheets data as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	104,207	1,038,897	149,228
Accounts receivable, net of allowance of RMB98 and RMB4,770 (US$685) as of December 31, 2018 and 2019, respectively	14,760	304,695	43,767
Total current assets	188,338	1,573,131	225,966
Property and equipment, net	989,645	4,404,587	632,679
Operating lease right-of-use assets	2,939	430,288	61,807
Finance lease right-of-use assets	156,205	155,347	22,314
Intangible assets	21,035	360,749	51,818
Goodwill	—	466,320	66,983
Total assets	1,399,022	7,771,183	1,116,261
Total current liabilities	159,344	1,266,779	181,962
Total liabilities	723,131	4,534,010	651,270
Total shareholders’ equity	675,891	3,237,173	464,991

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018 and 2019:

	For the Year Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(25,601)	40,167	5,770
Net cash used in investing activities	(1,052,317)	(3,520,639)	(505,709)
Net cash generated from financing activities	1,177,372	4,456,328	640,112
Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(104)
Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	140,069
Cash, cash equivalents and restricted cash at beginning of year	25,358	144,703	20,785
Cash, cash equivalents and restricted cash at end of year	144,703	1,119,840	160,854

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, each a non-GAAP financial measure, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies. They have material limitations as an analytical tool, as they do not include all items that impact our net loss or income for the period, and are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

EBITDA represents net loss excluding interest, taxes, depreciation and amortization. EBITDA margin represents EBITDA as a percentage of total revenues. Adjusted EBITDA excludes (i) one-off and other non-operating expenses, (ii) changes in fair value of financial instruments, (iii) foreign exchange (gain) loss, and (iv) share-based compensation. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The tables below present reconciliations of EBITDA and adjusted EBITDA to net loss, the most directly comparable U.S. GAAP financial measure, as well as EBITDA margin and adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2018	2019
		Actual		Pro forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for percentages)
Net loss	(138,161)	(169,701)	(24,375)	(132,929)	(19,094)
Add: Depreciation & Amortization	88,630	242,424	34,822	283,918	40,782
Add: Interest income & expenses	24,247	95,129	13,664	115,620	16,608
Add: Income tax (benefit) expenses	(2,759)	(1,742)	(250)	18,287	2,627

EBITDA	(28,043)	166,110	23,860	284,896	40,923
EBITDA margin	(28.5)%	19.5%	19.5%	25.9%	25.9%
Add:
One-off and other non-operating expenses	11,299	41,395	5,946	41,725	5,993
Changes in fair value of financial instruments	(2,643)	11,189	1,607	11,189	1,607
Foreign exchange (gain) loss	(808)	2,438	350	2,438	350
Share-based compensation	—	63,746	9,157	63,746	9,157

Adjusted EBITDA	(20,195)	284,878	40,920	403,994	58,030

Adjusted EBITDA margin	(20.5)%	33.4%	33.4%	36.8%	36.8%

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

On April 26, 2019, or the Acquisition Date, BCPE Bridge Stack Limited acquired 100% of the equity interests in Chindata (Xiamen) Science and Technology Co., Ltd., or the Acquired Business, for a total purchase consideration of RMB2,772.3 million, of which RMB1,170.0 million was financed by a bank borrowing with an interest rate of 4.9% per annum.

The following unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2019 is based on the Company’s historical consolidated statement of comprehensive loss and Chindata Xiamen’s historical consolidated statement of comprehensive income as adjusted to give effect to the acquisition of Chindata Xiamen and the debt issuance necessary to finance the acquisition. The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2019 gives effect to the acquisition of Chindata Xiamen as if it had occurred on January 1, 2019.

The unaudited pro forma condensed combined statement of comprehensive loss does not necessarily reflect what the combined company’s results of operations would have been had the acquisition occurred on the date indicated. It also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Our historical financial statements and the historical financial statements of Chindata Xiamen are included elsewhere in this prospectus and the unaudited pro forma condensed combined statement of comprehensive loss should be read in conjunction with those financial statements and notes.

	BCPE Bridge Stack Limited Historical	Chindata Xiamen Historical	Pro Forma Adjustments	Pro Forma Combined
	(RMB in thousands)
Revenue:
Colocation services
Third parties	583,277	192,597	—	775,874
Related party	95,071	51,191	—	146,262

Sub-total	678,348	243,788	—	922,136
Colocation rental	128,870	—	—	128,870
Others	45,792	1,585	—	47,377

Total revenue	853,010	245,373	—	1,098,383

Cost of revenue:
Colocation services(ii)	(422,254)	(135,631)	(2,001)	(559,886)
Colocation rental	(152,961)	—	—	(152,961)
Others	(35,006)	(1,181)	—	(36,187)

Total cost of revenue	(610,221)	(136,812)	(2,001)	(749,034)
Gross profit	242,789	108,561	(2,001)	349,349
Operating expenses:
Selling and marketing expenses(ii)	(47,496)	(5,985)	(9,335)	(62,816)
General and administrative expenses(iii)	(232,837)	(18,614)	12,623	(238,828)
Research and development expenses	(24,510)	(8,307)	—	(32,817)

Total operating expenses	(304,843)	(32,906)	3,288	(334,461)

Operating (loss)/income	(62,054)	75,655	1,287	14,888
Interest income	7,161	1,330	—	8,491
Interest expense(i)	(102,290)	(26,927)	5,106	(124,111)
Foreign exchange loss	(2,438)	—	—	(2,438)

	BCPE Bridge Stack Limited Historical	Chindata Xiamen Historical	Pro Forma Adjustments	Pro Forma Combined
	(RMB in thousands)
Changes in fair value of financial instruments	(11,189)	—	—	(11,189)
Other, net	(633)	350	—	(283)

(Loss)/Income before income taxes	(171,443)	50,408	6,393	(114,642)
Income tax benefit/(expense)(iv)	1,742	(21,587)	1,558	(18,287)

Net (loss)/income	(169,701)	28,821	7,951	(132,929)

Less: Net loss attributable to non-controlling interests(v)	4,742	—	4,074	8,816

Net (loss)/income attributable to BCPE Bridge Stack Limited	(174,443)	28,821	3,877	(141,745)

Basis of Presentation

The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2019 are based on the Company’s historical consolidated statement of comprehensive loss and Chindata Xiamen’s historical consolidated statement of comprehensive income as adjusted to give effect to the acquisition of Chindata Xiamen and the debt issuance necessary to finance the acquisition as if it had occurred on January 1, 2019.

The Company’s historical consolidated statement of comprehensive loss and Chindata Xiamen’s historical consolidated statement of comprehensive income have been adjusted in the unaudited pro forma condensed combined statement of comprehensive loss to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact on the combined results following the acquisition.

The acquisition was accounted for in accordance with ASC 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of Chindata Xiamen’s assets acquired and liabilities assumed and conformed the accounting policies of Chindata Xiamen to its own accounting policies.

The unaudited pro forma condensed combined statement of comprehensive loss does not reflect the realization of any expected cost savings or other synergies from the acquisition of Chindata Xiamen as a result of restructuring activities and other planned cost savings initiatives following the completion of the acquisition.

Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2019:

(i)

reflects the incremental interest expense related to debt financing of RMB21.3 million for the acquisition and the elimination of Chindata Xiamen’s historical interest expense of RMB26.3 million related to a loan that was not assumed as part of the acquisition;

(ii)	reflects the depreciation and amortization expense related to the fair value adjustments to the acquired property and equipment and intangible assets of RMB2.0 million and RMB9.3 million respectively;

(iii)	reflects the elimination of transaction costs of RMB12.6 million that was incurred as a result of the acquisition;

(iv)	reflects the income tax effect of proforma adjustments based on the statutory tax rates; and

(v)	reflects the incremental net income attributable to the non-controlling interests of RMB4.1 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. Our client base includes leading technology companies such as ByteDance and Microsoft. Led by a highly experienced and international management team, we are the only hyperscale data center solution provider with presence in China, India and Southeast Asia.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for large tech leaders. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth.

We have experienced rapid growth in recent years. Our data center capacity in service reached 193 MW as of December 31, 2019, 87.1% of which was contractually committed capacity. We have an additional 225 MW of capacity under construction. In addition, based on written indications of intent, we have reserved an additional planned capacity of 65 MW for certain of our clients. In aggregate, we expect our total data center capacity to reach at least 483 MW by the end of 2021.

Our total revenues increased from RMB98.5 million in 2018 to RMB853.0 million (US$122.5 million) in 2019. Our net loss increased from RMB138.2 million in 2018 to RMB169.7 million (US$24.4 million) in 2019. Our adjusted EBITDA was RMB284.9 million (US$40.9 million) in 2019, compared to adjusted loss before interest, tax, depreciation and amortization of RMB20.2 million in 2018. Our pro forma total revenues were RMB1,098.4 million (US$157.8 million) in 2019. Our pro forma net loss was RMB132.9 million (US$19.1 million) in 2019. Our pro forma adjusted EBITDA was RMB404.0 million (US$58.0 million) in 2019.

Impact of Combination of Our China Business and the Overseas Operations of Bridge

In 2018 and 2019, we underwent a series of transactions to complete Bain Capital’s acquisition of a controlling interest in our China business and the combination of our China business with the business of Bridge in India and Southeast Asia. In 2018, Bain Capital established BCPE Stack Holdings, L.P., or Stack Holdings, a Cayman Islands company, to serve as a holding vehicle of our China business. Stack Midco Limited, a wholly-owned Cayman Islands subsidiary of Stack Holdings, acquired all the equity interest in Chindata Xiamen, a PRC holding company for our China business. Bain Capital’s acquisition of Chindata’s China business was completed on April 26, 2019. On July 15, 2019, BCPE Bridge Stack Limited completed the combination of Chindata’s China business and the business of Bridge Data Centres. See “Corporate History and Structure—Our Corporate History” for more information.

As a result of the foregoing transactions, the results of operation of Chindata Xiamen have been consolidated into our financial results since April 26, 2019. Prior to the consolidation of Chindata Xiamen’s financial results, Chindata Xiamen had total revenues of RMB320.4 million, cost of revenues of RMB242.9 million, operating expenses of RMB64.5 million and a net loss of RMB25.2 million for 2018. For the period from January 1, 2019 to April 26, 2019, Chindata Xiamen had total revenues of RMB245.4 million (US$35.2 million), cost of revenues of RMB136.8 million (US$19.7 million), operating expenses of RMB32.9 million (US$4.7 million) and net income of RMB28.8 million (US$4.1 million). See Chindata Xiamen’s consolidated financial statements included elsewhere in this prospectus for more information about Chindata Xiamen’s historical financial results.

The consolidation of Chindata Xiamen’s businesses contributed to the substantial growth in our total revenues from 2018 to 2019. After the consolidation of Chindata Xiamen in April 2019, our business in China and overseas both grew substantially as a result of our combined data center capacity and client commitments, and shared operational know-how. Post-consolidation, we: (i) operated our business on a combined basis; (ii) shared various expenses, and (iii) ceased to maintain consolidated financial statements of Chindata Xiamen’s on a standalone U.S. GAAP basis. References in this prospectus to “pro forma” as to certain financial data refer to the consolidated statements of comprehensive loss data for 2019, adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019.

While the consolidation of Chindata Xiamen has contributed to the increase in our cost of revenues and operating expenses on an absolute basis, our operating expenses as a percentage of our total revenues decreased from 86.0% in 2018 to 35.7% in 2019, partly due to the successful integration of our China and overseas business and economies of scale achieved through the combination. However, we are unable to quantify Chindata Xiamen’s contribution to our cost of revenues and operating expenses since the consolidation because various expenses items, such as benefit expenses for personnel and operating expenses, are shared by the combined business. We expect that the strong performance of our China business will allow us to continue to drive the growth of the combined business in the future. In terms of cost of revenues and operating expenses, we expect to continue to invest in selling and marketing and research and development to promote our brand and to keep abreast of technology developments and client demand. As our combined business continues to grow and capitalize on the synergies of our cross-regional operations, we expect our operating efficiency to continue to improve.

Key Factors Affecting Our Results of Operations

The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Ability to Secure New Client Commitments and Increase Utilization

Our revenues are driven by our ability to secure new client commitments. We explore the new business needs of existing clients and help them enter new emerging markets by leveraging our integrated platform. We also actively develop relationships with potential new leading technology companies, and target to acquire new clients such as cloud service providers and Internet companies in Asia or globally. We also strive to optimize our collaboration with our client base to achieve high commitment and utilization rates and build long-term relationships. We focus on obtaining commitments during the construction phase by entering into pre-commitment agreements with clients. Our hyperscale data center clients generally enter into contracts with us for a term of five to ten years. Our results of operations are also influenced by our ability to maintain high utilization of our existing data center capacity.

Ability to Develop and Operate Additional Hyperscale Data Centers

The growth of our business depends on our ability to successfully develop and operate additional hyperscale data centers to satisfy the growing capacity needs from our clients. We will continue to secure locations for new data centers based on our site selection strategies. We strive to maintain fast delivery times for new data center capacity to quickly satisfy to our clients’ growing demand. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Furthermore, our future growth also depends on our ability to continue to expand our next-generation hyperscale data center campuses into new geographic regions in the emerging markets in Asia-Pacific. We plan to expand to other top-tier cities and the surrounding areas in China, and to leverage our integrated platform and success in our existing markets to set the industry standard for hyperscale data centers in emerging markets in Southeast Asia and India and other markets with prominent business opportunities. We believe our ability to secure strategic sites provides us with a significant first mover advantage.

Ability to Maintain and Enhance Construction and Operation Efficiency and Lower Costs

Our results of operations and profitability are affected by our ability to maintain and enhance data center construction and operation efficiency and lower our costs. We will continue to strengthen our capabilities in site planning, design, construction and operation. Our next-generation hyperscale data centers are characterized by centralization of resources, standardization of infrastructure development and modular design philosophy, which enables us to realize economies of scale and reduce costs. We also rely on our patents to rapidly design and construct modules that meet a variety of demand from clients in different industries in a cost-effective manner. As a result, in 2019, our construction cost per MW of data center capacity in service in 2019 was US$3.6 million per MW, which was approximately half of the global industry average using best practices for a data center with capacity of 20 MW or more of US$7.0 million to US$8.0 million, according to Uptime Institute.

Furthermore, our profitability is dependent on our ability to manage our operating expenses. Our operating expenses consist primarily of general and administrative expenses, research and development expenses and selling and marketing expenses. We expect our operating expenses will increase in absolute amount as our business grows and as we make necessary adjustments to operate as a public company. However, we expect our operating expenses to decrease as a percentage of total revenues as we improve our operating efficiency and as a result of economies of scale.

Pricing Structure and Ability to Optimize Power Usage and Costs

Our results of operations will be affected by our pricing structure and our ability to optimize power usage and costs. We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Pricing in our hyperscale data centers service agreements contains variable considerations that are primarily based on the usage of capacity. Accordingly, the actual power consumption by our clients during the term of the contract affects our profitability, since power costs constitute a major part of our cost of revenues. We have achieved high power efficiency and are dedicated to improving it continuously. In 2019, we achieved an average annual PUE for our data centers in service of 1.21, approximately 27.5% lower than the global industry average annual PUE of 1.67, according to Uptime Institute. Furthermore, we will continue to lower our power costs by increasing the contribution of low-cost renewable energy in our power usage.

Our Financing Costs

We have historically funded data center development and construction with a mixture of equity and debt financing. The costs of capital affect both our ability to carry out construction projects as planned. High costs of capital push up the costs of data center development and may reduce our profitability if we are unable to pass on such increased costs to our clients by increasing the price of our services.

We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit, and tight credit markets could hamper our expansion. As such our growth strategy depends upon the continued availability of suitable funding in the future.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2018		2019
			Actual			Pro Forma(1) (Unaudited)
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	—	—	583,277	83,782	68.4	775,874	111,447	70.6
Related party	—	—	95,071	13,656	11.1	146,262	21,009	13.3

Sub-total	—	—	678,348	97,438	79.5	922,136	132,457	84.0
Colocation rental	93,423	94.9	128,870	18,511	15.1	128,870	18,511	11.7
Others	5,061	5.1	45,792	6,578	5.4	47,377	6,805	4.3

Total revenues	98,484	100.0	853,010	122,527	100.0	1,098,383	157,773	100.0

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

The following table sets forth a breakdown of the revenues of Chindata Xiamen prior to our combination, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	217,178	67.8	192,597	27,665	78.5
Related party	88,709	27.7	51,191	7,353	20.9

Sub-total	305,887	95.5	243,788	35,018	99.4
Others	14,539	4.5	1,585	228	0.6

Total revenues	320,426	100.0	245,373	35,246	100.0

We derive our revenues primarily from data center colocation services and data center colocation rental.

Colocation Services

•

Revenues from third parties. Revenues from third parties consists of revenues from colocation services provided at our hyperscale data centers in China and certain of our wholesale data centers in China.

•

Revenues from a related party. Revenues from a related party consists of revenues from colocation services provided to Wangsu. Wangsu was a controlling shareholder of Chindata Xiamen prior to the combination and is a company controlled by Mr. Chengyan Liu, one of our principal shareholders. We make payments to Wangsu for purchases with respect to our colocation services at data centers, such as bandwidth costs and fees for server cabinets. In accordance with applicable accounting standards, a portion of such payments to Wangsu were accounted for as a reduction to our revenues from Wangsu.

Colocation Rental

Revenues from colocation rental consist of income from renting out data center space at our hyperscale data center in Malaysia to our clients for housing servers and other IT equipment.

Others

Other revenues primarily consist of proceeds we receive from fit-out services.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated:

	For the Year Ended December 31,
	2018		2019
			Actual			Pro Forma(1) (Unaudited)
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Colocation services	—	—	(422,254)	(60,653)	(69.2)	(559,886)	(80,423)	(74.7)
Colocation rental	(132,766)	(98.2)	(152,961)	(21,971)	(25.1)	(152,961)	(21,971)	(20.4)
Others	(2,494)	(1.8)	(35,006)	(5,028)	(5.7)	(36,187)	(5,198)	(4.8)

Total cost of revenues	(135,260)	(100.0)	(610,221)	(87,652)	(100.0)	(749,034)	(107,592)	(100.0)

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

The following table sets forth the components of the cost of revenues of Chindata Xiamen prior to our combination, in absolute amounts and as percentages of total cost of revenues, for the periods indicated:

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Colocation services	(232,557)	(95.7)	(135,631)	(19,482)	(99.1)
Others	(10,377)	(4.3)	(1,181)	(170)	(0.9)

Total cost of revenues	(242,934)	(100.0)	(136,812)	(19,652)	(100.0)

Our cost of revenues primarily consists of (i) utility costs, (ii) depreciation of property and equipment, (iii) bandwidth and server cabinet costs, (iv) rental costs, (v) labor costs and (vi) other costs. Utility costs primarily comprise power costs for our data centers. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as buildings, power, network and cooling equipment and other long-lived assets. Labor costs consist of salaries and benefits for our engineering and operations personnel.

Operating Expenses

The following table sets forth the breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated:

	For the Year Ended December 31,
	2018		2019
			Actual			Pro Forma(1) (Unaudited)
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(5,092)	(6.0)	(47,496)	(6,822)	(15.6)	(62,816)	(9,023)	(18.8)
General and administrative expenses(2)	(57,980)	(68.5)	(232,837)	(33,445)	(76.4)	(238,828)	(34,305)	(71.4)
Research and development expenses	—	—	(24,510)	(3,521)	(8.0)	(32,817)	(4,714)	(9.8)
Impairment of goodwill	(21,598)	(25.5)	—	—	—	—	—	—

Total operating expenses	(84,670)	(100.0)	(304,843)	(43,788)	(100.0)	(334,461)	(48,042)	(100.0)

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

(2)	Includes share-based compensation of nil for 2018 and RMB63.7 million (US$9.2 million) for 2019.

The following table sets forth the breakdown of the operating expenses of Chindata Xiamen prior to our combination, in absolute amounts and as percentages of total operating expenses, for the periods indicated:

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(15,002)	(23.3)	(5,985)	(860)	(18.2)
General and administrative expenses	(37,430)	(58.0)	(18,614)	(2,673)	(56.6)
Research and development expenses	(12,092)	(18.7)	(8,307)	(1,193)	(25.2)

Total operating expenses	(64,524)	(100.0)	(32,906)	(4,726)	(100.0)

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of (i) compensation and benefit expenses for our selling and marketing personnel, (ii) business development and promotion expenses and (iii) office and traveling expenses.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) compensation (including share-based compensation) and benefit expenses for management and administrative personnel, (ii) depreciation and amortization, (iii) office and traveling expenses, (iv) professional fees and (v) other fees. Depreciation relates primarily to our office equipment and facilities used by our management and staff in the administrative department. Professional fees primarily consist of expenses for legal and consulting services.

Research and Development Expenses

Research and development expenses primarily consist of compensation and benefit expenses for our research and development personnel and third-party service costs.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Chindata (Hebei) Co., Ltd. and Chindata (Beijing) Co., Ltd. obtained High and New Technology Enterprise, or HNTE, status for a period from November 23, 2018 to November 22, 2021, and from November 30, 2018 to November 29, 2021, respectively. They can enjoy a preferential tax rate of 15% for enterprise income tax to the extent they have taxable income under the PRC Enterprise Income Tax Law and meet the HNTE criteria during this three-year period. They will enjoy the 15% preferential tax rate as long as they re-apply for and obtain the HNTE status every three years and meet the HNTE criteria during each three-year period.

We are also subject to VAT at rates of 6%, 9% or 13%, in accordance with PRC laws.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiary satisfies all of these requirements, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the preferential rate of 5%. If the preferential 5% tax rate is subsequently denied based on the follow-up inspection by the relevant tax authority, then our Hong Kong subsidiary will be required to settle the underpaid taxes.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Malaysia

The domestic statutory corporate income tax rate in Malaysia is 24% with effect from 2016.

Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of the total revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any year are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018		2019
			Actual			Pro Forma(1) (Unaudited)
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	—	—	583,277	83,782	68.4	775,874	111,447	70.6
Related party	—	—	95,071	13,656	11.1	146,262	21,009	13.3

Sub-total	—	—	678,348	97,438	79.5	922,136	132,457	84.0
Colocation rental	93,423	94.9	128,870	18,511	15.1	128,870	18,511	11.7
Others	5,061	5.1	45,792	6,578	5.4	47,377	6,805	4.3

Total revenues	98,484	100.0	853,010	122,527	100.0	1,098,383	157,773	100.0

Cost of revenues:
Colocation services	—	—	(422,254)	(60,653)	(49.5)	(559,886)	(80,423)	(51.0)
Colocation rental	(132,766)	(134.8)	(152,961)	(21,971)	(17.9)	(152,961)	(21,971)	(13.9)
Others	(2,494)	(2.5)	(35,006)	(5,028)	(4.1)	(36,187)	(5,198)	(3.3)

Total cost of revenues	(135,260)	(137.3)	(610,221)	(87,652)	(71.5)	(749,034)	(107,592)	(68.2)

Gross profit	(36,776)	(37.3)	242,789	34,875	28.5	349,349	50,181	(31.8)
Operating expenses:
Selling and marketing expenses	(5,092)	(5.2)	(47,496)	(6,822)	(5.6)	(62,816)	(9,023)	(5.7)
General and administrative expenses(2)	(57,980)	(58.9)	(232,837)	(33,445)	(27.3)	(238,828)	(34,305)	(21.7)
Research and development expenses	—	—	(24,510)	(3,521)	(2.9)	(32,817)	(4,714)	(3.0)
Impairment of goodwill	(21,598)	(21.9)	—	—	—	—	—	—

Total operating expenses	(84,670)	(86.0)	(304,843)	(43,788)	(35.7)	(334,461)	(48,042)	(30.5)

Operating loss	(121,446)	(123.3)	(62,054)	(8,913)	(7.3)	14,888	2,139	1.4
Interest income	97	0.1	7,161	1,029	0.8	8,491	1,220	0.8
Interest expense	(24,344)	(24.7)	(102,290)	(14,693)	(12.0)	(124,111)	(17,827)	(11.3)
Foreign exchange gain (loss)	808	0.8	(2,438)	(350)	(0.3)	(2,438)	(350)	(0.2)
Changes in fair value of financial instruments	2,643	2.7	(11,189)	(1,607)	(1.3)	(11,189)	(1,607)	(1.0)
Other, net	1,322	1.3	(633)	(91)	(0.1)	(283)	(41)	(0.0)

Loss before income taxes	(140,920)	(143.1)	(171,443)	(24,625)	(20.1)	(114,642)	(16,467)	(10.4)
Income tax benefit	2,759	2.8	1,742	250	0.2	(18,287)	(2,627)	(1.7)

Net loss	(138,161)	(140.3)	(169,701)	(24,375)	(19.9)	(132,929)	(19,094)	(12.1)

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.
(2)	Includes share-based compensation of nil for 2018 and RMB63.7 million (US$9.2 million) for 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues

Our total revenues increased from RMB98.5 million in 2018 to RMB853.0 million (US$122.5 million) in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination.

Revenues from our colocation services increased from nil in 2018 to RMB678.3 million (US$97.4 million) in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Revenues from colocation services of RMB678.3 million (US$97.4 million) in 2019 was primarily driven by (i) revenues from our data center operations in Hebei and Shanxi provinces in 2019, and (ii) the signing of new service contracts by clients who commenced using our services in 2019. Revenues from Chindata Xiamen in 2018, prior to the combination, was RMB320.4 million, consisting of RMB217.2 million in revenues from third-party colocation services, RMB88.7 million in revenues from colocation services to Wangsu, and RMB14.5 million from other services.

Revenues from colocation rental increased by 37.9% from RMB93.4 million in 2018 to RMB128.9 million (US$18.5 million) in 2019, primarily due to an increase in revenues generated from a significant client in Malaysia who commenced using our services in mid-2018.

Other revenues increased from RMB5.1 million in 2018 to RMB45.8 million (US$6.6 million) in 2019, primarily due to an increase in revenues from certain fit-out services provided by our China operations.

Cost of Revenues

Our cost of revenues increased from RMB135.3 million in 2018 to RMB610.2 million (US$87.7 million) in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination.

Cost of revenues from colocation services in China increased from nil in 2018 to RMB422.3 million (US$60.7 million) in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Cost of revenues from colocation services in 2019 primarily consisted of (i) utility costs of RMB190.5 million (US$27.4 million), (ii) resource costs of RMB62.1 million (US$8.9 million) and (iii) depreciation costs of RMB102.3 million (US$14.7 million). Cost of revenues from Chindata Xiamen in 2018, prior to the combination, was RMB242.9 million, consisting of RMB232.6 million in cost of revenues from colocation services and RMB10.3 million from other services.

Cost of revenues from colocation rental from our overseas data center business increased by 15.2% from RMB132.8 million in 2018 to RMB153.0 million (US$22.0 million) in 2019, generally in line with the growth of our overseas data center business. Cost of revenues from colocation rental as a percentage of our revenues from colocation rental decreased from 142.1% to 118.7%, primarily due to an increased utilization rate in our hyperscale data center in Malaysia.

Other cost of revenues increased from RMB2.5 million in 2018 to RMB35.0 million (US$5.0 million) in 2019, in line with our business growth.

Operating Expenses

Our operating expenses increased from RMB84.7 million in 2018 to RMB304.8 million (US$43.8 million) in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Such increase was in line with our business growth in both China and overseas. Operating expenses from Chindata Xiamen in 2018, prior to the combination, was RMB64.5 million.

Selling and Marketing Expenses

Our selling and marketing expenses increased from RMB5.1 million in 2018 to RMB47.5 million (US$6.8 million) in 2019, primary due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our selling and marketing expenses in 2019 primarily consisted of (i) amortization of RMB32.8 million (US$4.7 million), and (ii) personnel costs of RMB9.8 million (US$1.4 million) in 2019. Selling and marketing expenses from Chindata Xiamen in 2018, prior to the combination, was RMB15.0 million.

General and Administrative Expenses

Our general and administrative expenses increased from RMB58.0 million in 2018 to RMB232.8 million (US$33.4 million) in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our general and administrative expenses in 2019 primarily consisted of (i) professional fees of RMB75.8 million (US$10.9 million); (ii) share-based compensation of RMB63.7 million (US$9.2 million), and (iii) personnel costs of RMB57.3 million (US$8.2 million) in 2019. General and administrative expenses from Chindata Xiamen in 2018, prior to the combination, was RMB37.4 million.

Research and Development Expenses

Our research and development expenses increased from nil in 2018 to RMB24.5 million (US$3.5 million) in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our research and development expenses in 2019 primarily consisted of personnel costs of RMB24.1 million (US$3.5 million) in 2019. Research and development expenses from Chindata Xiamen in 2018, prior to the business combination, was RMB12.1 million.

Impairment of Goodwill

We incurred impairment of goodwill of RMB21.6 million in 2018 in connection with our data center investment in Malaysia. Our impairment of goodwill was nil in 2019.

Interest Income

Our interest income increased from RMB97,000 in 2018 to RMB7.2 million (US$1.0 million) in 2019, primarily due to the consolidation of interest income generated from the cash balance of our China data center business starting on April 26, 2019 as a result of the combination.

Interest Expense

Our interest expense increased from RMB24.3 million in 2018 to RMB102.3 million (US$14.7 million) in 2019, primarily due to the consolidation of interest expense from the increased balance of loans and borrowings of our China data center business starting on April 26, 2019 as a result of the combination.

Changes in Fair Value of Financial Instruments

We had an increase in fair value of financial instruments of RMB2.6 million in 2018. We recorded a decrease of RMB11.2 million (US$1.6 million) in 2019, as a result of the change in fair value of hedging instruments in 2019.

Loss Before Income Taxes

As a result of the foregoing, we had loss before income tax of RMB171.4 million (US$24.4 million) in 2019, compared to RMB140.9 million in 2018.

Income Tax Benefit

Our income tax benefit was RMB2.8 million in 2018 and RMB1.7 million (US$0.3 million) in 2019, primarily due to the deferred tax benefit recognized by entities in Malaysia.

Net Loss

As a result of the foregoing, our net loss increased by 22.8% from RMB138.2 million in 2018 to RMB169.7 million (US$24.4 million) in 2019.

Results of Operating of Chindata Xiamen Prior to Consolidation

The following table sets forth a summary of the consolidated results of operations of Chindata Xiamen, for the periods presented, both in absolute amount and as a percentage of the total revenues for the periods presented. This information should be read together with the consolidated financial statements of Chindata Xiamen and related notes included elsewhere in this prospectus. The results of operations in any year are not necessarily indicative of our future trends.

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	217,178	67.8	192,597	27,665	78.5
Related party	88,709	27.7	51,191	7,353	20.9

Sub-total	305,887	95.5	243,788	35,018	99.4
Others	14,539	4.5	1,585	228	0.6

Total revenues	320,426	100.0	245,373	35,246	100.0

Cost of revenues:
Colocation services	(232,557)	(72.6)	(135,631)	(19,482)	(55.3)
Others	(10,377)	(3.2)	(1,181)	(170)	(0.5)

Total cost of revenues	(242,934)	(75.8)	(136,812)	(19,652)	(55.8)

Gross profit	77,492	24.2	108,561	15,594	44.2
Operating expenses:
Selling and marketing expenses	(15,002)	(4.7)	(5,985)	(860)	(2.4)
General and administrative expenses	(37,430)	(11.7)	(18,614)	(2,673)	(7.6)
Research and development expenses	(12,092)	(3.8)	(8,307)	(1,193)	(3.4)

Total operating expenses	(64,524)	(20.2)	(32,906)	(4,726)	(13.4)

Operating income	12,968	4.0	75,655	10,868	30.8
Interest income	626	0.2	1,330	191	0.5
Interest expense	(33,477)	(10.4)	(26,927)	(3,868)	(11.0)
Others, net	451	0.1	350	50	0.1

(Loss) income before income taxes	(19,432)	(6.1)	50,408	7,241	20.5
Income tax expense	(5,745)	(1.8)	(21,587)	(3,101)	(8.8)

Net (loss) income	(25,177)	(7.9)	28,821	4,140	11.7

Comprehensive (loss) income	(25,177)	(7.9)	28,821	4,140	11.7

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, each a non-GAAP financial measure, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies. They have material limitations as an analytical tool, as they do not include all items that impact our net loss or income for the period, and are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

EBITDA represents net loss excluding interest, taxes, depreciation and amortization. EBITDA margin represents EBITDA as a percentage of total revenues. Adjusted EBITDA excludes (i) one-off and other non-operating expenses, (ii) changes in fair value of financial instruments, (iii) foreign exchange (gain) loss, and (iv) share-based compensation. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The tables below present reconciliations of EBITDA and adjusted EBITDA to net loss, the most directly comparable U.S. GAAP financial measure, as well as EBITDA margin and adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2018	2019
		Actual		Pro forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for percentages)
Net loss	(138,161)	(169,701)	(24,375)	(132,929)	(19,094)
Add: Depreciation & amortization	88,630	242,424	34,822	283,918	40,782
Add: Interest income & expenses	24,247	95,129	13,664	115,620	16,608
Add: Income tax (benefit) expenses	(2,759)	(1,742)	(250)	18,287	2,627

EBITDA	(28,043)	166,110	23,860	284,896	40,923
EBITDA margin	(28.5)%	19.5%	19.5%	25.9%	25.9%
Add:
One-off and other non-operating expenses	11,299	41,395	5,946	41,725	5,993
Changes in fair value of financial instruments	(2,643)	11,189	1,607	11,189	1,607
Foreign exchange (gain) loss	(808)	2,438	350	2,438	350
Share-based compensation	—	63,746	9,157	63,746	9,157

Adjusted EBITDA	(20,195)	284,878	40,920	403,994	58,030

Adjusted EBITDA margin	(20.5)%	33.4%	33.4%	36.8%	36.8%

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) tax effect of amortization and depreciation charges, and (iv) attribution to non-controlling shareholders.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2018 and 2019, we had RMB104.2 million, and RMB1,038.9 million (US$149.2 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi and the U.S. dollar.

Based on our current level of operations and available cash, we believe our available cash, cash flows from operations, committed funding from bank and credit facilities will provide sufficient liquidity to fund our current obligations, projected working capital requirements and our operating requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our consolidated VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct a substantial majority of our operations in China through our PRC subsidiaries and our consolidated VIEs. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through entrusted loans. See “Regulations—PRC Regulations—Regulations on Foreign Exchange and Offshore Investment,” “Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018 and 2019.

	For the Year Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(25,601)	40,167	5,770
Net cash used in investing activities	(1,052,317)	(3,520,639)	(505,709)
Net cash generated from financing activities	1,177,372	4,456,328	640,112
Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(104)
Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	140,069
Cash, cash equivalents and restricted cash at beginning of year	25,358	144,703	20,785
Cash, cash equivalents and restricted cash at end of year	144,703	1,119,840	160,854

Operating Activities

Net cash generated from operating activities was RMB40.2 million (US$5.8 million) in 2019, primarily due to a net loss of RMB169.7 million (US$24.4 million), adjusted for (i) depreciation and amortization of RMB242.4 million (US$34.8 million), primarily relating to our data center property and equipment and acquired client relationships; (ii) share-based compensation expenses of RMB63.7 million (US$9.2 million) mainly related to the share options granted in 2019, (iii) changes in fair value of financial instruments of RMB11.2 million (US$1.6 million), and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB160.6 million (US$23.1 million) due to increased sales from the growth of our business, and (ii) a decrease in amounts due to related parties of RMB32.6 million (US$4.7 million), partially offset by (i) an increase in accounts payable of RMB46.3 million (US$6.6 million) due to an increase in purchases, (ii) an increase in accrued expenses and other current liabilities of RMB30.0 million (US$4.3 million) mainly due to an increase in professional service fees.

Net cash used in operating activities was RMB25.6 million in 2018, primarily due to a net loss of RMB138.2 million, adjusted for (i) depreciation and amortization of RMB88.6 million, primarily relating to our data center property and equipment and acquired client relationships; (ii) impairment of goodwill of RMB21.6 million in connection with our data center investment in Malaysia, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts payable of RMB20.4 million due to increase in purchases, partially offset by (i) a decrease in other current assets of RMB12.6 million, primarily due to a decrease in other receivables.

Investing Activities

Net cash used in investing activities was RMB3,520.6 million (US$505.7 million) in 2019, primarily due to cash paid for the combination (net of cash acquired) of RMB1,879.0 million (US$269.9 million), and payments for purchases of property and equipment of RMB1,611.5 million (US$231.5 million) for our data center development.

Net cash used in investing activities was RMB1,052.3 million in 2018, primarily due to payments for purchases of property and equipment of RMB1,052.3 million for our data center development.

Financing Activities

Net cash generated from financing activities was RMB4,456.3 million (US$640.1 million) in 2019, primarily due to (i) proceeds from long-term bank loans of RMB2,408.5 million (US$346.0 million), (ii) capital contribution from shareholders of RMB2,274.1 million (US$326.7 million), and (iii) contribution from non-controlling interests of a subsidiary of RMB300.0 million (US$43.1 million), partially offset by repayment of long-term bank loans of RMB461.3 million (US$66.3 million).

Net cash generated from financing activities was RMB1,177.4 million in 2018, primarily due to (i) capital contribution from shareholders of RMB866.3 million, and (ii) proceeds from long-term bank loans of RMB407.2 million, partially offset by the principal portion of lease payments of RMB75.9 million.

Capital Expenditures

We had capital expenditures of RMB1,052.3 million in 2018 and RMB1,641.8 million (US$235.8 million) in 2019. Our capital expenditures were primarily for the purchase of property and equipment as well as land use rights. Our capital expenditures have been primarily funded by net cash provided by financing activities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

We have capital expenditure commitments amounting to RMB1,237.5 million (US$177.8 million) for the purchases of certain data center equipment and construction in progress as of December 31, 2019, which are due within one to two years.

The following table sets forth our other contractual obligations as of December 31, 2019:

		Payment Due by December 31,
	2020	2021	2022	2023	2024 and thereafter	Total
	(RMB in thousands)
Short-term bank loans(1)	15,000	—	—	—	—	15,000
Long-term bank loans(2)	48,347	153,783	1,148,167	343,689	1,124,468	2,818,454
Operating lease commitments(3)	39,203	36,245	32,702	28,421	303,665	440,236
Finance lease commitments(3)	5,621	5,733	5,840	5,950	192,501	215,645

Notes:

(1)	The short-term bank loans outstanding as of December 31, 2019 bore a weighted average interest rate of 5.66% per annum and was denominated in Renminbi.
(2)	The long-term bank loans (including current portion) outstanding as of December 31, 2019 bore a weighted average interest rate of 8.36% per annum.
(3)	Represented future minimum lease payments in connection with the leases of building and office space, land, fiber optics and certain equipment.

As of December 31, 2019, through our subsidiaries, we had loan facilities with banks in China and overseas totaling RMB3,374.3 million (US$484.7 million) denominated in Renminbi, the U.S. dollar and Malaysian Ringgit. These facilities are guaranteed by our designated subsidiaries and certain of their shares and assets. These facilities also have certain financial ratio covenants. As of December 31, 2019, through our subsidiaries, we had drawn down a total of RMB2,833.5 million (US$402.0 million) under these facilities.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

Off-Balance Sheet Commitments and Arrangements

Other than the obligations set forth in the table above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Effective January 1, 2017, we elected to adopt the requirements of ASC 606 using the full retrospective method. We apply the five step model outlined in ASC 606 and account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation Services

We provide integrated IDC colocation services including utilities, hosting, cooling, operating and maintaining (collectively, “colocation resources”) our customers’ servers and equipment in our buildings in the PRC. The nature of our performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. We are a lessor in some of our IDC colocation service arrangements and the lease component qualifies as an operating lease. Under ASC 842, these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. We applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components is predominant.

For contracts that our efforts or inputs are expended evenly throughout the performance period, we recognize revenue over time using a time-based measure, on a straight-line basis. For contracts that our efforts or inputs are not expended evenly throughout the performance period, we use monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.

Colocation Rental

We rent out data center space at our hyperscale data center in Malaysia. We applied the practical expedient to account for lease and non-lease components associated with the lease as a single lease component under ASC 842 (as described below) as the lease component is predominant. Colocation rental revenue is recognized on a straight-line basis over the lease term.

Others

Others mainly includes fiber optic cable fitting services provided at the customers’ request. We use construction progress reports, an output measure, to recognize revenue over time as it most faithfully depicts our performance toward complete satisfaction of the performance obligation.

Leases

In February 2016, ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) was issued to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities in our consolidated balance sheets. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under ASC 842, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We elected to early adopt ASC 842 effective January 1, 2017 concurrent with the adoption of ASC 606 using the modified retrospective approach and applied the transition method at the beginning of the year of adoption.

We determine if an arrangement is a lease at inception. The lease agreements include both lease and non-lease components, which we availed ourselves of the practical expedient for lessees and lessors and elected an accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee Accounting

We recognize ROU assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in our leases is not typically readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial lease term of 12 months or less are not recorded in our consolidated balance sheets.

We have lease agreements with lease and non-lease components, which are accounted for as a single lease component based on our policy election to combine lease and non-lease components for our leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.

Lessor Accounting

Our lessor portfolio consists of only operating leases for the periods presented. Our policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606 if the non-lease component is predominant.

Consolidation of Affiliated Entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIEs. The equity interests of our VIEs are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIEs to Stack Midco Limited, which is our wholly-owned subsidiary. Therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIEs that potentially could be significant to our VIEs. Based on the above, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider the primary beneficiary of our affiliated entities as facts and circumstances change. See “Risk Factors—Risks Relating to Our Corporate Structure.”

Impairment of Long Lived Assets

We evaluate our long lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Goodwill

In accordance with ASC 350, Intangibles – Goodwill and Other (“ASC 350”), we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2018, we had a single reporting unit that also represents our operating segment. Subsequent to the acquisition of Chindata Xiamen and the reorganization in July 2019, we determined that there are two reporting units as of December 31, 2019. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to ASU No. 2011-08, Intangibles – Goodwill and Other (“ASU 2011-08”), we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. We have early adopted ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), pursuant to which we will apply a quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, we allocate the total cost of the acquisition, including transaction costs, to the net assets acquired based on their relative fair values.

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive loss as income tax expense

In accordance with the provisions of ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non current liabilities” in our consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years then ended, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We are in the process of implementing a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company after being listed, are required to maintain adequate internal control over financial reporting and include our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report.

Holding Company Structure

BCPE Bridge Stack Limited is a holding company with no material operations of its own. We conduct our China business primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. We expect that the amounts of such service fees will increase in the foreseeable future as our China business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our subsidiaries and consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries and consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and consolidated VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated VIEs either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and contingent receivable. We expect that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where we are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2018 and 2019, we had two clients each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our clients and our ongoing monitoring process of outstanding balances.

Business, Customer, Political, Social and Economic Risks

We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or client relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support its growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

In 2018, our top two clients accounted for 32.8% and 21.8% of our total revenues, respectively. In 2019, our top two clients accounted for 68.2% and 11.1% of our total revenues, respectively.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing liabilities. As of December 31, 2019, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB14.9 million (US$2.1 million).

Currency Convertibility Risk

We transact a majority of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that Renminbi may be readily convertible into the U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of Renminbi is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign Currency Exchange Rate Risk

From July 21, 2005, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For Renminbi against the U.S. dollar, there was depreciation of approximately 5.5% and 1.3% in 2018 and 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

Industry Overview

Introduction

Data is everywhere. It serves as the foundation for next-generation technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. The rapid growth of Internet services and digitalization across industries has led to tremendous data traffic and fast growing demand for data storage and computation, boosting the demand for data center services.

In addition, the rise of the digital economy has hastened the transformation of the global economy. In particular, the digital economy in Asia-Pacific emerging markets (namely, China, India and Southeast Asia emerging markets, including Malaysia, Indonesia, Thailand, Myanmar, Philippines, Vietnam, Brunei, Cambodia and Laos) has grown rapidly. According to Frost & Sullivan, Asia-Pacific emerging markets Internet user population and Internet penetration reached 1.8 billion and 53.0% in 2019, respectively, and are expected to reach 2.3 billion and 64.5% by 2024, respectively. Mobile data traffic in Asia-Pacific reached 190.9 exabytes in 2019 and is expected to reach 1,032.7 exabytes by 2024, representing a CAGR of 40.2%, according to Frost & Sullivan. As a result of this increasing digitalization trend, enterprise investment in data technology and cloud computing is rapidly growing, which is expected to be a key growth driver for the data center industry.

Data Centers

A data center is a facility that houses servers, storage devices and network equipment to organize, process, store and disseminate large amounts of data. Data center operators can be categorized into carrier-specific operators, which rely on their own carrier network for connectivity, and carrier-neutral operators, which offer access to a number of different carriers. Carrier-neutral operators include multi-client solution providers, which operate the data center for multiple third-party clients to use, and captive data center operators, which operate the data center for its own use. Carrier-neutral operators generally have three operating models: retail, wholesale and hyperscale. The following table sets forth a comparison of the three carrier-neutral operating models:

Source: Frost & Sullivan, Uptime Institute

Note:

(1)	Data refers to average PUE in Asia-Pacific emerging markets, except for hyperscale which refers to global average

Hyperscale Data Centers

Hyperscale data center facilities and campuses typically have 20 MW or more in total capacity. These facilities often support web-scale and high-performance computing, or HPC, applications.

Leading technology companies have been increasingly relying on hyperscale data center solution providers to deploy their hyperscale digital infrastructure globally. A number of factors have contributed to this trend:

•	These companies utilize hyperscale technology infrastructure to support the continued growth of their data-driven businesses.

•

In light of technological advances in network connectivity and substantial reductions in resource costs, technology companies can store massive amounts of data at a centralized, cost-effective and low-latency location without declines in performance.

•	Hyperscale infrastructure satisfies the needs of these companies for high customization, high scalability, fast delivery and cost-efficiency.

•	Hyperscale data centers are able to meet increasingly stricter data center regulatory requirements for key operating indicators, such as lower PUE.

According to Frost & Sullivan, the global carrier-neutral data center market in terms of total capacity grew from 16,968 MW in 2015 to 25,017 MW in 2019 at a CAGR of 10.2%, and is expected to grow further to 37,308 MW by 2024 at a CAGR of 8.3%, driven by the increasing demand for cloud and big data solutions. The growth of the carrier-neutral hyperscale data center market has outpaced the growth of the carrier-neutral retail and wholesale data center markets globally in recent years. The global carrier-neutral hyperscale data center market in terms of total capacity grew from 3,518 MW in 2015 to 5,867 MW in 2019 at a CAGR of 13.6%, compared to CAGRs of 9.1% and 9.6%, respectively, for the global carrier-neutral retail and wholesale data center markets during the same period. The global carrier-neutral hyperscale data center market in terms of total capacity is expected to grow further to 11,811 MW by 2024 at a CAGR of 15.0%, outpacing the global carrier-neutral retail and wholesale data center markets, which are expected to grow at CAGRs of 5.1% and 7.7%, respectively, over the same period, according to Frost & Sullivan.

In North America, the earlier development of the cloud computing market and the rapid proliferation of smartphones relative to the rest of the world have promoted the rapid growth of the hyperscale data center market as a whole. For example, the size of the carrier-neutral hyperscale data center market in terms of total capacity in the North America was 3,130 MW in 2019, compared to 917 MW, 32 MW, 1,120 MW for EMEA (Europe, Middle-East and Africa), Latin America and Asia-Pacific emerging markets, respectively. The increasing need from both data center solution providers and customers to reduce capital expenditures and operating expenses is driving the increasing prevalence of hyperscale data center solutions, which are more scalable and cost-effective. Furthermore, advances in technology are also facilitating the improved performance and functionality of hyperscale data centers. For example, artificial intelligence plays an increasingly important role not only in addressing challenges such as unplanned downtime, but also in enhancing and optimizing the overall performance of data centers. In addition, machine learning and deep learning algorithms offering condition-based maintenance for critical power infrastructure allow hyperscale data centers to reduce costs and enhance efficiencies for key components.

In contrast, the hyperscale data center market in Asia-Pacific emerging markets is still at an initial stage of development, with a relatively small supply of high-quality hyperscale data center facilities. According to Frost & Sullivan, as of December 31, 2019, the ratio of the total capacity of carrier-neutral hyperscale data centers (MW) to GDP (US$ trillion) in Asia-Pacific emerging markets was 56, compared to 132 for the U.S., indicating underserved demand and future potential. The carrier-neutral hyperscale data center market in terms of total capacity in Asia-Pacific emerging markets is expected to become the fastest growing of the major regional markets, with an expected CAGR of 28.6% from 2019 to 2024, compared to 7.3% for the rest of Asia-Pacific, 9.3% for North America, 16.1% for EMEA (Europe, Middle-East and Africa) and 25.6% for Latin America, according to Frost & Sullivan.

The Rise of Next-Generation Hyperscale Data Centers

The demand for next-generation hyperscale data centers has been rising in line with the rapid growth of leading technology companies. Next-generation hyperscale data centers are centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. Operators of next-generation hyperscale data centers can also provide a comprehensive suite of services to their clients, including planning, design, construction and operation. These data centers are typically located in areas surrounding large metropolitan areas with better connectivity quality. In addition, next-generation hyperscale data centers continuously develop and adopt new technologies to achieve faster delivery times. Therefore, next-generation hyperscale data centers that carry these features are best positioned to provide leading technology companies with data infrastructure with high performance, scalability, cost efficiency and faster delivery times.

Carrier-Neutral Hyperscale Data Center Market Overview

Asia-Pacific Emerging Markets

According to Frost & Sullivan, the market size of carrier-neutral hyperscale data centers in terms of total capacity grew at a CAGR of 31.5% from 374 MW in 2015 to 1,120 MW in 2019, and is expected to grow further to 3,937 MW in 2024 at a CAGR of 28.6%, outpacing an expected CAGR of 10.9% for carrier-neutral retail data centers and 14.2% for carrier-neutral wholesale data centers from 2019 to 2024.

The following chart sets forth the historical and estimated future size of the Asia-Pacific emerging markets carrier-neutral data center market as measured by total capacity in MW:

Asia-Pacific Emerging Markets Carrier-Neutral Data Center Market Size and Forecast (2015–2024E)

Source: Frost & Sullivan

Note: total capacity refers to the maximum capacity as designed.

The key growth drivers for hyperscale data center demand in Asia-Pacific emerging markets include:

•

The public cloud service market size in Asia-Pacific emerging markets is expected to grow from US$18.6 billion to US$76.4 billion at a CAGR of 32.7% from 2019 to 2024, according to Frost & Sullivan. As a result, public cloud service operators will be one of the leading sources of demand for hyperscale data centers.

•

Factors such as increasing Internet penetration rates, growth of the middle class, prevalence of new entertainment formats such as video streaming, proliferation of consumer devices, application of artificial intelligence, and commercialization of 5G networks have led to the emergence of a new wave of technology companies in Asia-Pacific emerging markets. These companies need hyperscale infrastructure to support the massive amount of data generated by the continued growth of their businesses.

•

The increasing prevalence of outsourcing data center services, client demand for higher power density and scalability, and increasing compliance and regulatory requirements on data security also drive the development of the hyperscale data center industry.

Competitive Landscape of the Carrier-Neutral Hyperscale Data Center Industry in Asia-Pacific Emerging Markets

In 2019, the total capacity of carrier-neutral hyperscale data centers in Asia-Pacific emerging markets was 1,120 MW, of which 829 MW was available for utilization which we refer to as “capacity in service.”

As of December 31, 2019, we ranked first in the carrier-neutral hyperscale data center market in Asia-Pacific emerging markets in terms of capacity in service, with a 21.5% market share out of a total market size of 829 MW, according to Frost & Sullivan.

Source: Frost & Sullivan

To compete successfully in the hyperscale data center market, it is critical for participants to provide cost-efficient and energy-efficient data centers that can be delivered quickly to meet the needs of leading technology companies. These factors, reflected in metrics such as construction time, construction cost per MW and PUE, have a long-term impact on the competitiveness of data center solution providers.

Barriers to Entry for Hyperscale Data Center Operators in Asia-Pacific Emerging Markets

Despite the increasing demand for hyperscale data centers in Asia-Pacific emerging markets, there are significant barriers to entry for new market participants:

•

Capabilities in providing full-stack solutions. Data center operators need to be able to provide full-stack solutions, including strategic location selection, power supply, connectivity, construction, design, and operation and maintenance.

•

Long-term relationships with leading technology companies. Leading technology companies have large-scale demand and often distinct requirements for data centers operators. As such, it is critical for hyperscale data center solution providers to have an in-depth understanding of their clients’ technology development and roadmaps, identify new client requirements, and continue to provide clients with customized and cost-effective solutions as they grow their businesses.

•

Effective supply chain management and cost control capabilities. To provide data center solutions with lower costs to their clients, data center operators must leverage the ample supply and cost advantages in land, power, network connectivity and other resources on the outskirts of major cities, and demonstrate effective supply chain management capabilities to provide high-performance data center solutions.

•

Regulatory and government support. Support from local governments and regulators is critical in allowing campus-style next-generation hyperscale data centers to obtain the massive land and power resources that they require.

China

The following chart sets forth the historical and estimated future size of the carrier-neutral data center market in China as measured by total capacity in MW.

China Carrier-Neutral Data Center Market Size and Forecast (2015–2024E)

Source: Frost & Sullivan

Note: total capacity refers to the maximum capacity as designed.

Driven by the increasing demand from China’s leading technology companies and cloud service operators for data centers with higher power density and scalability, China’s carrier-neutral hyperscale data center market size in terms of total capacity has grown at a CAGR of 32.6% from 288 MW in 2015 to 891 MW in 2019, according to Frost & Sullivan. It is expected to grow further to 3,212 MW in 2024 at a CAGR of 29.2%, outpacing a CAGR of 8.0% for the carrier-neutral retail data center market and 11.7% for the carrier-neutral wholesale data center market during the same period.

According to Frost & Sullivan, the number of China’s mobile Internet users grew from 619.8 million in 2015 to 851.7 million in 2019, and is forecasted to grow further to reach 1.0 billion (72.0% of China’s population) by 2024. This steady increase in the number of mobile Internet users in China has driven demand for computing and data storage capacity across a number of verticals. For example, video streaming currently constitutes a significant part of China’s Internet traffic, and has become the main media format for various verticals like entertainment, e-commerce, education, travel and advertising. The massive amount of data generated from video streaming drives future demand for data center capacity. In addition, the rapid adoption of cloud services by the technology industry, in addition to more gradual adoption by traditional industries and governments, has also in turn driven demand for data center capacity.

As the adoption of 5G networks and continued development of the Internet of Things and artificial intelligence continues to generate new demand for computing capacity, an increasing number of leading technology companies in China will likely expand their data center usage to ensure the scalability, reliability and stability of their data services. This trend is expected to further contribute to the development of the hyperscale data center industry in China.

In addition, China’s cloud service operators are expected to further drive the demand for hyperscale data centers. Applications in areas such as big data, Internet of Things, social networks and infrastructure-as-a-service, or IaaS, that require massive computing resources utilize cloud services allow users to share on-demand computing resources seamlessly from any location. According to Frost & Sullivan, driven by the rapid growth of the public cloud market, the total cloud service market size in China grew from RMB45.0 billion in 2015 to

RMB164.4 billion (US$23.6 billion) in 2019 at a CAGR of 38.3%, and is expected to sustain its high-speed growth to reach RMB569.4 billion by 2024 at a CAGR of 28.2%.

Regulatory Impact

The Chinese government has recently focused on energy efficiency and renewable energy usage to minimize the environmental impact of the rapidly growing data center industry. Larger cities generally impose more stringent regulations on new market entrants. For example, three out of the four tier-1 cities, namely Beijing, Shanghai and Shenzhen, have banned construction of new data centers with PUEs higher than 1.4. In addition, land and electricity resources for data centers are hard to obtain in many large cities, making it difficult for hyperscale data center operators to expand into those markets. In addition, in a set of nation-wide guidelines issued in February 2019, the Chinese government called for new large and hyperscale data centers to achieve a PUE of lower than 1.4 by 2022 to move these data centers towards greater energy efficiency. At the same time, many local governments in the areas surrounding tier-1 cities continue to actively support data center projects through subsidies and favorable policies.

Analysis of Supply and Demand Markets in and around Tier-1 Cities

Currently, there is a shortage of data center capacity in and around tier-1 cities in China. Strong demand is expected to support the pricing of data center services in and around tier-1 cities in the next three to five years. The combination of stringent government requirements for new data center projects, more complex administrative procedures in connection with land and power supply and higher resource costs have made it increasingly difficult and expensive for data center operators to operate directly within large cities. However, the demand of leading technology companies for new data centers near tier-1 cities in China continues to increase, with a single client potentially needing total data center capacity of over 200 MW in one location. Consequently, data centers located on the outskirts of tier-1 cities have significant competitive advantages. Compared with tier-1 cities, these outskirt areas have significant cost advantages in terms of land, power and network connectivity, as well as local government support, allowing hyperscale data centers to provide high-performance, cost-effective data center solutions.

Competitive Landscape of China’s Carrier-Neutral Hyperscale Data Center Industry

In 2019, the total capacity of carrier-neutral hyperscale data centers in China was 891 MW, of which 683 MW was available for utilization.

As of December 31, 2019, Chindata ranked first in the carrier-neutral hyperscale data center market in China in terms of capacity in service in MW, accounting for 23.1% of a total market size of 683 MW, according to Frost & Sullivan.

Source: Frost & Sullivan

India

The following chart sets forth the historical and estimated future size of the carrier-neutral data center market in India as measured by total capacity in MW:

India Carrier-Neutral Data Center Market Size and Forecast (2015–2024E)

Source: Frost & Sullivan

Note: total capacity refers to the maximum capacity as designed.

Driven by favorable government policies and the migration to cloud-based business operations, India’s carrier-neutral data center market has grown rapidly in recent years. Due to enterprises’ growing needs for reduction in capital expenditures and operating costs in relation to data center services, India’s carrier-neutral hyperscale data center market in terms of total capacity grew from 46 MW in 2015 to 169 MW in 2019 at a CAGR of 38.4%, according to Frost & Sullivan. As many hyperscale data center projects have commenced and are expected to be completed in the near future, the market is expected to grow further to 572 MW by 2024, representing a CAGR of 27.6%.

India’s hyperscale data center industry is similar to China, driven by its large population, high Internet penetration rate and the cultivation of dozens of technology companies that form the hyperscale client base. In addition, Chinese and other international technology companies have sought to expand into India, which is expected to further drive the market growth. However, the development of India’s hyperscale data centers is not as geographically balanced as that of China, with most of the demand concentrated in Mumbai.

An additional driver for data center demand is the requirement by the Personal Data Protection Bill in India that key personal data can only be collected, processed and disseminated on servers or data centers in India. Moreover, the Indian government has rolled out favorable policies to encourage the development of the data center industry, including a goods and services tax refund for a maximum period of 10 years for enterprises participating in the development of integrated data center facilities. The Indian government also continues to focus on improving communication and power infrastructure and supporting cloud migration.

Southeast Asia Emerging Markets

The following chart sets forth the historical and estimated future size of the carrier-neutral data center market in Southeast Asia emerging markets as measured by total capacity in MW:

Southeast Asia Emerging Markets Carrier-Neutral Data Center Market Size and Forecast (2015-2024E)

Source: Frost & Sullivan

Note: total capacity refers to the maximum capacity as designed.

Driven by the rising Internet penetration rate and prevalence of new entertainment formats, such as live streaming and short videos, the Southeast Asian carrier-neutral data center market grew rapidly in the past several years. Although the size of the Southeast Asian carrier-neutral hyperscale data center market in terms of total capacity only increased slightly from 40 MW in 2015 to 60 MW in 2019 at a CAGR of 10.7%, it is expected to grow further to 153 MW by 2024 at a CAGR of 20.6%, as demand for advanced Internet technology and infrastructure is expected to increase, according to Frost & Sullivan.

The Southeast Asian emerging markets have a large and rapidly growing population with a relatively short supply of data centers. In order to spur the development the data center industry, governments in Southeast Asia emerging markets have promoted multiple “smart city” digital transformation initiatives and are committed to enhancing the telecommunication and network infrastructure for the data center industry. Furthermore, as part of their “smart city” initiatives, governments have also invested heavily in artificial intelligence, machine learning and big data technologies. These initiatives are expected to further drive demand for data center services.

Although most of the demand for data centers in the region previously was fulfilled by Singapore, its market is constrained by the Singapore’s government policies on data security and expensive network connectivity costs. As such, other Southeast Asian countries are expected to show substantial growth in local data center supply over the next few years.

Due to the increase of Internet penetration rate and Internet service and continuous government support for industrial digital transformation, such as the digitalization of the financial industry and support for e-commerce development, demand for data centers is expected to grow further in Southeast Asia emerging markets. In addition, as more local enterprises began to use public cloud services, cloud service operators’ demand for local nodes may also increase.

Business

Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. According to Frost & Sullivan, as of December 31, 2019, we ranked first in the carrier-neutral hyperscale data center market in Asia-Pacific emerging markets in terms of capacity in service, with 21.5% market share out of a total market size of 829 MW. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance and Microsoft. Our clients benefit from our integrated platform to support and grow their business internationally. For example, Microsoft is a client for our hyperscale data center solutions in Malaysia. Led by a highly experienced and international management team, we are the only hyperscale data center solution provider with presence in China, India and Southeast Asia, according to Frost & Sullivan.

Our modern world is powered by data collection, analysis and storage. Data serves as the foundation for modern-day technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. Mass application and continuous development of these new technologies require a new generation of hyperscale data center—one that can provide fast delivery of scalable, cost-effective and flexible infrastructure.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs and better performance. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth. As of December 31, 2019, hyperscale data centers accounted for 92.2% of our 193 MW capacity in service.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions. Our data centers in service and under construction are strategically located in and around tier 1 cities in China, such as Beijing, Shanghai and Shenzhen, and Mumbai and Kuala Lumpur. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground for the site. In contrast, the global industry average delivery time using best practices for a data center with capacity of 20 MW or more is approximately nine to ten months according to Uptime Institute. In addition, our sophisticated design architecture and operations have helped us to achieve an average annual PUE for our data centers in service of 1.21 in 2019, approximately 27.5% lower than the global industry average annual PUE of 1.67 during the same period, according to Uptime Institute. Our solutions help our clients grow their businesses quickly and sustainably. Our hyperscale data center clients typically sign with us contracts of five to ten years, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. We rely on our 138 approved and pending patents to rapidly design and construct modules meeting a variety of demand from clients in different industries. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage. Our construction cost per MW of data center capacity in service in 2019 was US$3.6 million per MW, which was approximately half of the global industry average using best practices for a data center with capacity of 20 MW or more of US$7.0 million to US$8.0 million, according to Uptime Institute.

We have experienced rapid growth in recent years. Our data center capacity in service reached 193 MW as of December 31, 2019, 87.1% of which was contractually committed capacity. We have an additional 225 MW of capacity under construction. In addition, based on written indications of intent, we have reserved an additional planned capacity of 65 MW for certain of our clients. In aggregate, we expect our total data center capacity to reach at least 483 MW by the end of 2021.

Our total revenues increased from RMB98.5 million in 2018 to RMB853.0 million (US$122.5 million) in 2019. Our net loss increased from RMB138.2 million in 2018 to RMB169.7 million (US$24.4 million) in 2019. Our adjusted EBITDA was RMB284.9 million (US$40.9 million) in 2019, compared to adjusted loss before interest, tax, depreciation and amortization of RMB20.2 million in 2018. Our pro forma total revenues were RMB1,098.4 million (US$157.8 million) in 2019. Our pro forma net loss was RMB132.9 million (US$19.1 million) in 2019. Our pro forma adjusted EBITDA was RMB404.0 million (US$58.0 million) in 2019. See “Prospectus Summary—Non-GAAP Financial Measures” for further explanation.

Our Strengths

Leading and Fastest-Growing Hyperscale Data Center Solution Provider Focusing on China and Other Asia-Pacific Emerging Markets

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets in terms of capacity in service as of December 31, 2019, with a 21.5% share of a total market size of 829 MW in carrier-neutral hyperscale data center Asia-Pacific emerging markets and a 23.1% share of a total market size of 683 MW in China, according to Frost & Sullivan. According to Frost & Sullivan, we are the only provider of cross-regional hyperscale data center solutions to leading technology companies with presence in China, India and Southeast Asia, three high-growth emerging markets with strong entry barriers.

We focus on planning, designing and building hyperscale data centers with capacities typically of 20 MW or more. We characterize our hyperscale data centers as “next-generation” centralized, standardized and modular data centers that can support all types of IT infrastructure by leveraging new technologies to achieve fast delivery and high operating efficiency. As of December 31, 2019, hyperscale data centers accounted for 92.2% of our 193 MW capacity in service.

In addition, we were also the fastest-growing company in the carrier-neutral hyperscale data center market in Asia-Pacific emerging markets in terms of capacity in service, with a CAGR of over 100% from 2017 to 2019, according to Frost & Sullivan. We have an additional 225 MW of capacity under construction to be delivered to clients by December 31, 2021. In addition, based on written indications of intent, we have reserved an additional planned capacity of 65 MW for certain of our clients. We expect our total data center capacity to reach at least 483 MW by the end of 2021.

Long-Term Strategic Partnerships with Global Industry Leaders

As a first mover among next-generation hyperscale data center solution providers, we have established long-term partnerships with some of the world’s most sophisticated leading technology companies across various industry verticals. Our client base includes leading technology companies such as ByteDance and Microsoft. Our clients benefit from our integrated platform to grow their business internationally. For example, Microsoft is a client for our data center solutions in Malaysia.

We believe that our clients view us as an integrated partner rather than a third-party vendor. Our clients typically entrust us to provide them with integrated end-to-end hyperscale data center solutions, including server and network colocation, energy procurement, infrastructure services and IT/network services. We are therefore able to understand our clients’ technology development at an early stage and provide them with modularized next-generation hyperscale data center solutions to best address their unique and evolving needs and requirements. We differentiate ourselves by providing our clients with a synergetic “full-stack whole-lifecycle partnership,” and work with them closely throughout the data center planning, designing, construction and operation process.

Our solutions allow clients to scale up and develop their businesses quickly, cost-effectively and flexibly. As a result, our hyperscale data center clients typically sign contracts of five to ten years with us with irrevocable commitments on price and contract term, offering us high business visibility and certainty.

We are highly regarded by our clients and have received numerous awards and recognition from the industry, including the 2019 Datacloud Global Hyperscale Innovation Award, 2019 Uptime Institute Hybrid Resiliency Assessment and 2019 TGGC 5A Certificate for Green Data Center.

Integrated, Full-Stack Hyperscale Data Center Solutions

There are inherent challenges in Asia-Pacific emerging markets to successfully developing high-performance, hyperscale data centers, such as the scarcity of appropriate and sufficiently large sites, access to abundant power supplies and high-quality network connectivity. We are highly experienced in identifying and securing optimal sites for mission-critical data centers, which in turn allow us to anticipate and meet the scaling demand of our clients. Our data centers in service and under construction occupy approximately 600,000 sqm of land in China and overseas. We have further secured construction rights to approximately 2.75 million sqm of land located in Hebei, Shanxi and Jiangsu provinces.

We design our hyperscale data center solutions to be modular, integrated and standardized service products by functionality. This design allows our experienced implementation team to deliver integrated, full-stack high-performance cross-regional hyperscale data center solutions in short timeframes. In addition, as part of our efforts to achieve ESG (environmental, social and governance) goals and to help our clients go green, we aim to operate our data centers with 100% renewable energy. In recognition of our commitment to the environment, we were ranked No.1 by Greenpeace in a research report on energy consumption by China’s leading technology companies.

Finally, our economies of scale allow us to secure strategic sites located at the outskirts of major cities to enjoy sufficient supply and cost advantages in terms of land, power, and network connectivity, while still maintaining close proximity to our clients’ headquarters and end users to reduce latency. As such, we provide clients with scalable and cost-efficient hyperscale data center solutions that can effectively fulfill the elastic and scaling demand of our clients.

We believe that our next-generation hyperscale data center solutions create unique value for our clients, with customization, flexibility and scalability that allow them to quickly and sustainably develop their business and related data center demand and focus on the success of their core businesses.

Differentiated Design, Supply Chain Management and Innovation Capabilities

We have strong design expertise, research and development capabilities, and highly efficient supply chain management. We use innovative design and technologies to optimize power usage efficiency, achieving an average annual PUE for our data centers in service of 1.21, approximately 27.5% lower than the global industry average annual PUE of 1.67, according to Uptime Institute. For example, we utilize natural cooling when possible for most of the year at our hyperscale data centers, materially reducing our PUE. In addition, our proprietary AHU (air handling unit) cooling system module can achieve full indoor-outdoor isolation and substantially reduces our PUE. We currently have a rich portfolio of 138 patents and pending patents, including patents for data center designs and modules for cooling, power and cabinets as of December 31, 2019.

We utilize our proprietary technologies to invest in and build customizable, mission-critical modules and equipment together with our key international manufacturer vendors. Our proprietary modules, including structural modules for single-story buildings, high-voltage and low-voltage power modules, IT modules, backup power generator modules, and indirect evaporative cooling modules, can be rapidly reassembled to meet the specific requirements of clients operating in different industries. Our ODM manufacturing approach and modularized delivery method translate into lower costs for our clients as our supply chain expands. We believe that our continually improving technologies and ability to offer integrated full-stack solutions have exceeded client expectations, cementing our industry leadership.

As a result of the above, we are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground for the site. In contrast, the global industry average delivery time using best practices of a data center with a capacity of 20 MW or more is approximately nine to ten months according to Uptime Institute. In addition, our construction cost per MW of data center capacity in service in 2019 was US$3.6 million per MW, approximately half of the global industry average using best practices for a data center with capacity of 20 MW or more of US$7.0 million to US$8.0 million, according to Uptime Institute. Our seamless and standardized processes and protocols enable us to meet and exceed the required performance and quality levels specified in our service level agreements. Our key next-generation hyperscale data centers have been certified ISO9001, ISO20000 and ISO27001.

Visionary and Experienced Management Team Supported by Our Highly Reputable Shareholder

We are led by an international management team with strong regional expertise in emerging markets, consisting of industry veterans with proven and extensive track records in developing and executing data center solutions. Our chairman, Michael Foust, is the co-founder and chairman of Bridge Data Centres, with over 30 years of experience in the data center industry. He also founded Digital Realty Trust, where he led the company’s initial public offering and served as chief executive officer and as a director from 2004 to 2014. Mr. Foust is widely regarded as one of the most experienced and respected data center operators and managers globally. Our CEO and the founder of Chindata, Mr. Jing Ju, pioneered the operating model for next-generation hyperscale data centers. He brings more than 25 years of experience in designing, building and operating campuses with a capacity of over 1,000 MW. Mr. Ju has spearheaded the site selection, acquisition and development process for more than ten hyperscale data centers in China, and has led the construction and delivery of multiple industry milestone data center projects with total investment of more than US$10 billion. Finally, as our major shareholder, Bain Capital has supported us with strategic guidance, capital markets access and value-accretive partnership opportunities.

Our Strategies

Explore More Regional Opportunities for Hyperscale Data Centers to Further Develop China, India and Southeast Asia Market

We plan to expand to other major cities in China, secure prime locations that are strategically located in close proximity to leading technology companies and develop next-generation hyperscale data center campuses with sufficient power and infrastructure to reinforce our competitiveness and raise entry barriers. We also intend to leverage our integrated platform and success in our existing markets to bring our technology standards for hyperscale data centers to new markets with significant potential for further penetration. We will continue to expand our next-generation hyperscale data center campuses into new geographies in the emerging markets in Asia-Pacific. As part of our expansion, we also intend to selectively pursue acquisition opportunities in new and existing markets.

Deepen Relationships with Existing Clients and Grow as a Trusted Partner to New Clients

We will continue to explore the new business needs of existing clients, help international clients expand into emerging markets in Asia-Pacific, and actively develop relationships with potential leading technology companies in emerging markets. To deepen existing partnerships, we will continuously identify and address the potential needs of existing clients, and improve and optimize our hyperscale data center solutions. We will also help existing clients enter new emerging markets by leveraging our pan-Asian platform.

In addition, we will develop new clients such as Asian and international cloud service providers and leading technology companies. We believe that Asia cloud service providers can collaborate with us for their business expansion in China and other Asia-Pacific emerging markets, while global cloud service providers may outsource data centers for their cloud computing business due to strong expansion in Asia. We also expect that leading technology companies in Asia will have a huge demand to outsource their data centers as their core businesses grow exponentially, while global technology companies seek reliable partners to help them penetrate Asia-Pacific emerging markets.

Continue Focusing on Product Innovation and Solidify Our Leadership in Technology

We will continue to innovate cost-effectively, including establishing the Chindata Research Institute to address industry technological challenges through innovation and collaboration with academic institutions, industry participants and governments. We will also explore collaboration opportunities with upstream manufacturers to become a more competitive data center solution provider. In addition, we will continue to participate in the development of power substations to support direct power supplies to our own data center campuses. We will also actively seek investment opportunities into clean energy with an aim to power our data centers with 100% environmental friendly renewable energy. We will also actively partner with optical fiber operators to develop and realize next-generation high speed, easy-access and stable network connectivity.

Furthermore, we intend to lead the development of hyper-density IT cluster infrastructure, which will further improve the efficiency and performance of hyperscale data centers with less power consumed and less floor space required for increasing capacity. We will also continue to enhance our unique modular, standardized and centralized capacity delivery process, and further improve our design architecture, proprietary network connections, efficient power systems and supply chain management.

Finally, we will cater to the needs of leading technology companies to process and analyze more complex data with higher volume from the growth of their business, and provide them with measurable benefits such as faster delivery, scalability and lower cost solutions.

Continue Improving Operational and Capital Efficiency

We plan to set industry operational standards to increase our efficiency and cost-competitiveness versus our competitors. We plan to optimize our long-term capital structure and secure competitive financing packages for project development, with an aim to maximize returns on equity for our shareholders. We also plan to improve and optimize our operational and capital efficiency in order to deliver sustainable growth in profitability and cash flow generation.

Become an Industry Leader for Environmental and Social Responsibility

We will continue to be one of the greenest data center providers in the world, by reinforcing our commitment to 100% renewable energy, maximizing energy efficiency, reducing our carbon footprint, and enhancing sustainability. We also intend to set industry standards for ESG reporting. For example, in 2020, we plan to release the first ESG report as a leading Chinese carrier-neutral data center company, and continue to lead our industry in environmental and social responsibility.

Our Solutions

We act as a trusted business partner to our clients, providing integrated hyperscale data center solutions that cover a full stack of services throughout their business life cycle. As a carrier-neutral hyperscale data center solution provider, we focus on designing, building and operating next-generation hyperscale data centers that satisfy the scaling and elastic needs of clients with large-scale operations as their business grows in Asia-Pacific emerging markets.

Our data centers are strategically located at key locations where energy, connectivity and clients’ business demand intersect, typically surrounding metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur and Mumbai. Compared to sites within metropolitan areas, these surrounding locations have abundant energy supplies, ample and low-cost land resources and favorable local economic development policies, while maintaining close proximity to both the corporate headquarters of our clients and end users and reducing latency.

Our next-generation hyperscale data center campuses effectively integrate land, infrastructure facilities and equipment, energy and network resources at lower cost. We realize economies of scale through centralized, standardized and modular hyperscale data center facilities, high proportion of renewable energy supplies and high-speed optical fiber network connections. These supply and cost advantages allow us to deliver data center solutions with faster delivery time and higher scalability, flexibility and cost efficiency.

•

Land. We carefully choose the sites for our hyperscale data centers at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. We also proactively engage with potential clients starting from the site selection and planning stage, analyzing their business needs. We then select the most suitable location based on their geographic and capacity requirements from our portfolio of existing available sites, or in certain cases, acquire new sites that fit their needs.

•

Infrastructure Facilities and Equipment. Built on our modular design principle, our hyperscale data centers in China are highly flexible and scalable to address our clients’ evolving capacity and technical requirements. Our hyperscale data centers are equipped with customizable and energy efficient racks and cabinets for our clients’ servers and network equipment depending on our clients’ requirements.

We have also implemented real-time intelligent building management systems to ensure the stable and reliable operation of our clients’ servers and network equipment. Our high-performance and precision cooling systems ensure that our clients’ equipment is strictly maintained at a controlled temperature and humidity. We also enforce a high standard of fire control through sensitive smoke detectors and environmentally-friendly gas-based or water mist fire suppression systems. Finally, we have implemented strong building monitoring and access control policies through on-site security personnel, building access systems and video surveillance systems.

•

Power. We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Leveraging our proprietary electrical architecture, we are able to operate with large power capacities at our hyperscale data centers and optimize power usage efficiency, enabling our clients to deploy their servers and network equipment more efficiently and reduce their operating costs. We are also dedicated to improving our power efficiency and lowering power costs by increasing the contribution of renewable energy in our power supply. We target to power all of our hyperscale data centers with 100% clean and renewable energy, and are the first data center operator headquartered in China to set such a target, according to Greenpeace. See “—Our Commitment to Sustainability” for a full description of our efforts and commitment to our planet.

•

Connectivity. As a carrier-neutral hyperscale data center solution provider, our data centers are linked to the networks of all major carriers through high-speed optical fibers. Due to our hyperscale capacity and close proximity to major cities, we can achieve low latency for our clients at lower costs. The scale of our campuses attracts a robust network of carriers to our facilities that is mutually beneficial to our clients and the carriers themselves.

•

Operation and Maintenance. In addition to critical infrastructure services, depending on our clients’ needs, we provide a full suite of management services for their servers and network equipment, including operating system support, update assistance, server monitoring, server backup and restoration, server security evaluation, firewall services and disaster recovery. Our in-house operation and maintenance engineers are deployed on-site at our hyperscale data centers on a 24/7 basis. We have developed effective operating procedures, protocols and standards to fulfill high industry standards and client specifications with respect to daily operation, maintenance, troubleshooting, backup and disaster recovery.

Compared to traditional data centers, our hyperscale data centers are highly flexible, scalable and cost efficient in terms of land, power and network connectivity, in addition to having shorter delivery time. Historically, we are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site. In contrast, the global industry average delivery time of a data center with a capacity of 20 MW or more using best practices is approximately nine to ten months, according to Uptime Institute. In addition, our construction cost per MW of data center capacity in service in 2019 was US$3.6 million per MW, approximately half of the global industry average using best practices for a data center with capacity of 20 MW or more of US$7.0 million to US$8.0 million, according to Uptime Institute. In 2019, we achieved an average annual PUE for our data centers in service of 1.21, approximately 27.5% lower than the global industry average annual PUE of 1.67, according to Uptime Institute.

Our Data Centers

We design, build and operate hyperscale data centers in China, Malaysia and India. In China, we operate six hyperscale data centers with capacity in service of 158 MW as of December 31, 2019. In Malaysia, we operate one hyperscale data center in Cyberjaya, Kuala Lumpur with capacity in service of 20 MW as of December 31, 2019. As of December 31, 2019, our hyperscale data centers accounted for 92.2% of our 193 MW capacity in service. In addition, we also operate two wholesale data centers with capacity in service of 15 MW in China. Our next-generation hyperscale data centers are characterized by their centralization of resources, standardization of infrastructure development and modular design philosophy, achieving high performance, operating efficiency, scalability and cost effectiveness.

•

Centralization. Our hyperscale data centers centralize and integrate resources to satisfy needs of different clients at the same location, realizing economies of scale and reducing costs. Our hyperscale data centers have a capacity of 20 MW or more and are located at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. Our data centers are highly reliable with cost-efficient power supply and carrier-neutral connectivity. Leveraging our hyperscale capacity, high-speed optical fiber connection and close proximity to major cities, we can provide high performance connectivity to our clients with low latency at lower costs. We believe that our centralization efforts also have the added effect of spurring the infrastructure and economic development of areas surrounding our hyperscale data center campuses.

•

Standardization. Our standardized hyperscale data centers can achieve economies of scale with predictable and manageable costs. Our direct supply chain management approach enables us to develop hyperscale data centers without the need of a general contractor and achieve more efficient standardization through our direct management. In addition to focusing on the construction of individual data centers, we also plan and design standardized fundamental infrastructure for the entire hyperscale data center campuses, covering power distribution networks, telecommunication networks, building infrastructure and other public facilities and infrastructure within the campus.

•

Modularity. Our hyperscale data centers in China are built on pre-engineered, pre-fabricated and standardized modules. Our modular design philosophy is applied at different levels ranging from our components and server rooms to building shells and campuses, enabling quick construction and delivery. This approach also allows for gradual build-up of the infrastructure to match the demand of our clients, which greatly reduces capital expenditures and defers investment until as late as possible. Leveraging our strong design and research capabilities, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process for our projects in China. Our pre-fabricated modules are built with precise specifications in a controlled factory environment which results in improved reliability and more predictable data center performance and allows simple and fast deployment. Built on our modular design principle, our hyperscale data centers in China are highly customizable, flexible and scalable to address our clients’ evolving capacity and technical requirements.

As of December 31, 2019, we had data centers in service with capacity in service of 193 MW, for 87.1% of which we have contractual commitments from our clients. We expect to deliver data centers with an additional capacity of 225 MW by the end of 2021. In addition, we have reserved an additional planned capacity of 65 MW for certain of our clients based on written indications of intent from them. Upon the completion of all currently ongoing construction and planned projects based on our clients’ indications of intent, our data centers are expected to have a capacity of at least 483 MW by the end of 2021.

Land Resources Held for Future Development

We hold and have secured various land resources for future data center development. Our data centers in service and under construction occupy approximately 600,000 sqm of land in China and overseas. We have further secured construction rights to approximately 2.75 million sqm of land located in Hebei, Shanxi and Jiangsu provinces that could potentially be developed into data centers. This includes land for which we have entered into memoranda of understanding or framework agreements with relevant local governments and land in China for which we have completed the bidding process but have not yet commenced construction.

Retail Data Centers

In addition to the 193 MW of hyperscale and wholesale data center capacity above, where we drive the planning, design and construction of infrastructure, we also provide data center colocation services at smaller retail data centers where we or an intermediary rent capacity from third parties. These retail data centers are generally located within major metropolitan areas rather than at the outskirts. We do not participate in the planning, design or construction of infrastructure of these retail data centers, and only provide basic colocation services. As of December 31, 2019, we provided data center colocation services at retail data centers in China with an aggregate of over 10 MW.

Our Capabilities as a Hyperscale Data Center Solution Provider

Our capabilities as a hyperscale data center solution provider encompass planning, design, construction, operation and maintenance, and connectivity. Leveraging these capabilities, we are able to offer data center solutions with faster delivery time and higher flexibility, scalability and cost efficiency.

Planning

We carefully choose the sites for our hyperscale data centers at strategic locations where energy, connectivity and clients’ business demand intersect. Our in-house design team coordinates the overall planning of our hyperscale data centers. We proactively engage with potential clients starting from the site selection and planning stage. Our team performs in-depth analysis on clients’ business needs and selects the most suitable location for their geographic and capacity requirements either from the land and building resources that we have reserved or new land resources that we would be able to acquire if needed. We may enter into memoranda of understanding or frame agreements with the relevant governments to secure land resources required in our planned projects before completing the land bidding process in China. Our team also works with local government authorities to obtain any necessary permits and approvals and with electric utilities to obtain sufficient power supply. We construct our power distribution network to ensure stable and reliable power supply in our campus. Although carrier-neutral, we actively cooperate with telecommunications carriers to ensure high-performance network connectivity to our data centers.

Design

Our in-house design team is responsible for the design and specifications of our hyperscale data centers. We conduct all design workflows in-house to ensure that each of our hyperscale data centers in China meets the preferences and requirements of our target clients. Our design principle is driven by modularity and standardization to achieve high scalability and cost efficiency in both construction and operation. We continually study new engineering technologies and industry trends to enhance our designs through repeated iterations. We have broken from the traditional black-white-grey industrial style in the data center industry and pioneered a new style that integrates aesthetics and technology into our building designs. For instance, our proprietary airflow design with thermal mezzanine guides heat sources effectively to reduce energy consumption while leaving our data hall visually pleasing. Our proprietary designs have utilized lower capital expenditures compared with our peers.

Our design team works on each project from the site selection and planning stage to ensure that our data centers are designed to meet the preferences and requirements of our target clients from the beginning. Our design team works closely with our research and development team to design and develop our proprietary data center modules and building designs and ensure that our technology strengths are fully integrated. As of December 31, 2019, we owned 138 approved and pending patents relating to data center designs and modules in China. See “—Our Technologies and Research and Development” for a full description of our proprietary modular technologies.

Construction

Our modular and standardized approach allows us to quickly construct hyperscale data centers and install equipment to satisfy the scalable demand of our clients throughout their business life cycles.

Our project management office is responsible for overall project management and coordination, including vendor selection, procurement, budget control, cost analysis, project scheduling, safety and quality assurance. We have a specialized construction team for various work flows in data center module manufacturing, building construction and equipment installation, which consists of experienced professionals in architecture, electricity and piping. Our construction team has building information modeling professionals who provide data center 3D modelling to help us plan, design, construct and manage our buildings and infrastructure more efficiently.

Instead of engaging a general contractor for each project, we manage contractors directly and monitor the construction process ourselves, and we are highly involved in each work flow during the construction of our hyperscale data centers in China. All of our modules are prefabricated by our suppliers to unified specifications, allowing fast assembly. We believe that our direct supply chain management approach enables us to achieve high efficiency and cost effectiveness in data center construction. See “—Our Supply Chain Management” for a full description of our supply chain management approach.

After the building construction is completed, we work with our contractors and suppliers to install equipment in the buildings, including power, network, air conditioning and other critical equipment. Our team conducts strict testing before the delivery of our data centers to ensure that each facility is fully operational and satisfies the specifications set by our clients.

With our outstanding design and project management capabilities, we have greatly shortened our data center delivery time. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site. Our construction cost per MW of data center capacity in service in 2019 US$3.6 million per MW, which was approximately half of the global industry average using best practices for a data center with capacity of 20 MW or more of US$7.0 million to US$8.0 million, according to Uptime Institute.

Operation and Maintenance

Our operation and maintenance team is responsible for directing, coordinating and monitoring the daily operation of our data center facilities. The engineers in our operation and maintenance team are deployed on-site in our data centers. To ensure that our services satisfy or exceed industry standards and the specifications set out in service level agreements with our clients, we have developed robust operating procedures, protocols and standards with respect to daily operations, maintenance, troubleshooting, backup and disaster recovery. Our operation and maintenance team can respond to client requests and inquiries immediately. Our 24/365 readiness supports the high reliability and resiliency of our data center services. Leveraging our outstanding design and operation capabilities, we have achieved better energy efficiency compared with our peers. In 2019, we achieved an average annual PUE for our data centers in service of 1.21, approximately 27.5% lower than the global industry average annual PUE of 1.67, according to Uptime Institute. With respect to our hyperscale data centers in service, we achieved an average annual PUE of 1.17 in 2019, approximately 22.5% lower than the global industry average annual PUE of 1.51, according to Uptime Institute.

We have been certified under ISO9001, ISO20000, ISO22301 and ISO27001 standards. We have also received the Tier IV Design certification and the Hybrid Resiliency Assessment certification from the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency and reliability of data center infrastructure. We are the first data center solution provider in the world to receive the Hybrid Resiliency Assessment certification, which demonstrates our robust capability to provide infrastructure for hybrid elastic cloud computing. Our New Media Big Data Phase I campus has been awarded with the “Management and Operations Approved Site” certification by the Uptime Institute. In addition, we have received awards from Datacloud on global hyperscale innovation, and edge computing innovation award from Data Centre Dynamics.

Connectivity

As a carrier-neutral hyperscale data center solution provider, high-speed optical fibers link our data centers to the networks of all major carriers. Due to our hyperscale capacity and close proximity to major cities, we can achieve low latency at lower costs. As such, our clients can store massive amounts of data at a centralized, cost-effective and low-latency location without significant declines in performance.

Our Technologies and Research and Development

We design, construct and operate our data centers to achieve optimized modularity, reduce costs and increase scalability and energy efficiency. Our in-house teams jointly develop our proprietary data center modules and building designs. Our research and development team conduct fundamental research projects and also collaborate closely with our design and operation teams to develop new technologies based on needs in our daily operation. We continue to optimize our designs to keep abreast of technology developments and client demand through analyzing data accumulated during the operation of our data centers.

Our teams also work closely with our ODMs to tailor and modify equipment to achieve better performance and satisfy clients’ specific configurations. For our projects in China, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process. Our ODMs consist of leading international manufacturers in various fields. Our ODM approach allows us to provide high-quality customized modules and equipment with high research and development efficiency at lower costs.

As of December 31, 2019, we owned 138 approved and pending patents relating to data center building designs and modules in China. We have developed three models of data center building designs and a full range of modules for power, cooling, server racks and cabinets, wiring and supporting structure.

Data Center Building Designs

We have three proprietary data center building design models to meet different client demand and site scenarios. All of our building designs are built on pre-engineered, pre-fabricated and standardized modules. We utilize different cooling systems to achieve optimized cooling efficiency in each building design. Our building can achieve highly effective thermal insulation and minimize influence from hot and humid outdoor environments. Our data center designs also take into consideration architecture coloring aesthetics. As data centers are mission-critical facilities, we apply highly saturated and vivid color scheme to our buildings to achieve this visual impact. We also apply highly reflective color to the roofing for better energy conservation.

•

Single-floor data center: Our single-floor data centers are highly elastic and scalable, allowing quick construction and deployment for data center campuses in suburban areas with ample land supply and suitable for Internet companies and cloud service providers that require fast delivery time.

•

Three-floor data center: Our three-floor data center is suitable for clients with more stringent safety requirements such as financial service providers that prefer to deploy their IT equipment neither on the first nor the top floor.

•

Multi-floor data center: Our multi-floor data centers are suitable for both urban areas and urban skirts. We equip each floor with independent cooling, power and other infrastructure modules. Each floor is physically isolated from the other floors and can operate independently, achieving high elasticity and reliability.

Power Modules

We have designed a variety of pre-fabricated power modules consisting of multiple components, including generators, transformers, power distribution equipment, UPS and high-voltage direct current or HVDC systems. Our power modules increase power efficiency and reduce the complexity and time to deploy critical data center power, offering great flexibility for scaling data center power for expansion or incremental growth. These modules include low voltage power diesel power generator modules, low/medium voltage UPS integrated power modules, medium voltage power generator modules and HVDC medium voltage power modules.

Cooling System Modules

Our cooling systems modules help us lower our PUE, simplify piping and wiring, save space and effectively shorten our design and construction cycle. We design our cooling system modules primarily based on natural cooling, supplemented by mechanical cooling only when necessary to achieve low-cost cooling and optimize water and power usage effectiveness. Our cooling system modules include evaporative natural cooling AHUs, evaporative water-cooled chiller and fan units.

Server Rack and Cabinet Modules

We design highly configurable and customizable server racks and cabinets to accommodate servers and network equipment to improve the efficiency of data center network management and operation. We have developed four generations of server rack and cabinet modules, integrating various components within each module, including the power distribution system, smart monitoring system, and smart power distribution unit and cable trays. We adopt light-weight aluminum materials to reduce weight and costs to facilitate on-site installation. The modularity of server racks and cabinets reduces the workload of installation and simplifies the operation and maintenance procedures.

Wiring and Supporting Structure Modules

We use modular wiring and supporting structure modules to effectively prevent cross-construction and engineering error, save resources, accelerate delivery and facilitate efficient operation and maintenance. These modules include wiring modules and supporting structures for cables and equipment.

Our Supply Chain Management

Our direct supply chain management approach in China enables us to efficiently construct data centers without the need of a general contractor. Our in-house capabilities across a full spectrum of various functions enable us to manage and collaborate with contractors and suppliers closely and engage multiple work streams concurrently to significantly shorten our delivery time. We directly purchase components needed in our projects from our suppliers. We manage contractors and suppliers vertically and simultaneously to monitor quality, cost and speed, directly coordinating and supervising our contractors and suppliers in projects through stringent inspections and evaluations. We also maintain a master project schedule and set specific milestones for tasks completed by our contractors and suppliers to ensure each project progresses on schedule. In addition, we also closely monitor key cost-related indicators and control our costs dynamically during the construction process.

Our suppliers prefabricate the modules with unified specifications. Our supply chain management maintains high standards that ensure high-quality materials and craftsmanship. We have standardized specification for materials and set forth such detailed requirements in our contracts with our suppliers. We typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process. Our ODMs consist of leading international manufacturers in various fields. Leveraging economies of scale of our hyperscale data centers and our deep understanding of client needs, our ODM approach allows us to install high-quality customized modules and equipment suitable for our clients at lower costs.

Our Commitment to Sustainability

We are highly committed to sustainability. We believe that our environment should not be compromised by the prosperity of our data-driven economy. We believe our achievements in sustainability could also drive client demand as an increasing number of enterprises search for solutions to achieve their green energy objectives and reduce their carbon footprint.

We continuously increase the contribution of renewable energy in our power supply. We target to power all of our data centers with 100% clean and renewable energy, and are the first data center operator headquartered in China to set such a target according to Greenpeace.

We are dedicated to designing and operating energy-efficient data centers. We optimize energy efficiency through our proprietary power supply architecture and dedicated substations. Our data centers are equipped with smart cooling system modules that can automatically choose the most suitable cooling mechanism. Our cooling system is primarily based on natural cooling supplemented by mechanical cooling only when necessary to achieve low-cost cooling and optimize water and power usage effectiveness. We have established a special taskforce for energy efficiency management and we constantly monitor dynamic energy efficiency through visualized management system to optimize energy efficiency during operation. Our technology and commitment to sustainability has resulted in us having an average annual PUE for our data centers in service of 1.21, approximately 27.5% lower than the global industry average annual PUE of 1.67 according to Uptime Institute. In addition to improving energy efficiency, we also minimize pollution during the construction and operation of our data centers through waste treatment and recycling, and reduce noise through soundproofing measures.

In January 2020, in recognition of our efforts, Greenpeace ranked us the first on their renewable energy ranking of China-based Internet companies and awarded us a full score in the category of renewable energy performance. In 2019, we won the Data Center Green Classification (Operational) 5A certificate, the highest level of green data center certificate jointly awarded by the Open Data Center Committee and TGG (China).

Our Clients and Client Ecosystem Development

Our Clients

We act as a partner, rather than a third-party vendor, to our clients and provide them with a full stack of data center solutions throughout their business life cycles. We may enter into contracts directly with our end users or through intermediaries. Leveraging our deep understanding of client needs and our excellent technology capabilities, we are able to understand our clients’ technology development at an early stage and provide modularized next-generation hyperscale data center solutions to best address their evolving needs and unique requirements. We provide our clients with integrated data center solutions, covering infrastructure, power supply, connectivity and operation and maintenance, tailor-made to their scale and requirements throughout the planning, design, construction and operation process.

We have a high-quality, diversified and committed client base, including leading technology companies such as ByteDance and Microsoft. Our client base represents a variety of industries, such as cloud services, big data, artificial intelligence, social networking, online streaming, financial services and public services. Our clients benefit from our integrated platform to support and grow their business internationally. For example, Microsoft is a client for our data center solutions in Malaysia.

Revenues from ByteDance accounted for 68.2% of our total revenues in 2019. Revenues from Wangsu, a related party, accounted for 11.1% of our total revenues in 2019. No other client accounted for 10% or more of our total revenues in 2019. ByteDance typically signs with us service contracts of ten years. In the case of a default by ByteDance that leads to early termination, ByteDance is still required to pay us a substantial portion of service fees for services scheduled to be provided after the termination date.

Contract Terms and Pricing

Our hyperscale data center clients generally enter into contracts with us for a term of five to ten years. Our hyperscale data center clients are required to pay us a substantial amount of the total service fees in case of early termination. We have also reserved capacity for certain hyperscale data center clients, whereby such client has the first right of refusal to expand the capacity under the agreement. Pricing in our hyperscale data centers service agreements contains variable considerations that are primarily based on the usage of capacity.

Our typical retail data center service agreements provide a notice period of one month for early termination or decrease of capacity under the agreement and early termination fees. Pricing in our retail data center service agreements is for a fixed amount and generally flat over the contract term.

Client Acquisition and Ecosystem Development

We explore the new business needs of existing clients, help international clients expand into emerging markets in Asia-Pacific, and actively develop relationships with potential leading technology companies in emerging markets. To deepen existing partnerships, we continually identify and address the potential needs of existing clients, and improve and optimize our hyperscale data center solutions. We also help existing clients enter new emerging markets by leveraging our pan-Asian platform.

In addition, we develop new clients such as Asian and international cloud service providers and leading technology companies. We believe that Asia cloud service providers can collaborate with us for their business expansion in China and other Asia-Pacific emerging markets, while global cloud service providers may outsource data centers for their cloud computing business due to strong expansion in Asia. We also expect that leading technology companies in Asia will have a huge demand to outsource their data centers as their core businesses grow exponentially, while global technology companies seek reliable partners to help them penetrate Asia-Pacific emerging markets.

Our strategic business development team closely follows industry trends to forecast future client needs. They work seamlessly with our design and solution teams to address these new trends and needs. Our ecosystem development team helps integrate each client into our ecosystem, which provides the ability to connect directly with their existing and potential clients. Many of our clients encourage their own customers, suppliers and business partners to place servers and network equipment in our data centers, which has created a network effect of new clients and contract wins for us.

Marketing

Our marketing strategies include active public relations and ongoing client communications programs to support our sales efforts and promote our business development strategies. We believe our brand is one of our most valuable assets. We strive to build recognition through our website, social media and news channels, and by sponsoring, leading and participating in industry forums and client meetings. We also participate in government workshops and industry standard-setting bodies.

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. As of December 31, 2019, we owned 58 approved patents and 80 pending patents relating to data center designs and modules in China. We typically provide designs based on our patents to our ODMs and cooperate closely with them to allow them to manufacture the modules used in our data centers. We also owned ten registered trademarks as of December 31, 2019. We also owned 32 registered copyrighted works as of December 31, 2019, including software programs we developed relating to various aspects of our operations. We own 39 registered domain names as of December 31, 2019, including www.chindatagroup.com.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. We have employed internal policies, confidentiality agreements, encryption and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent others from making unauthorized use of our intellectual property. If we fail to protect our intellectual property rights, our brand and business may suffer” and “Risk Factors—Risks Relating to Our Business and Industry—We may face claims of intellectual property infringement and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.”

Competition

We are a carrier-neutral hyperscale multi-client data center solution provider in Asia-Pacific emerging markets. We compete directly with other carrier-neutral hyperscale multi-client data center solution providers in these markets. We may also compete with other types of data center solution providers for some or all of the services we offer. We believe that we have competitive advantages over our competitors in our unique hyperscale data center methodology, our strong capabilities in planning, design, construction, operation and maintenance, and connectivity, and our steady relationship with our clients.

Employees

We had 477 and 786 employees as of December 31, 2018 and 2019, respectively. The following table sets forth the breakdown of our employees as of December 31, 2019 by function and location:

Function	Number of Employees
Plan, design, construction, solution and operation and maintenance	460
Research and development	84
Sales and marketing	45
General administrative and others	197

Total	786

Location	Number of Employees
China	679
India	6
Malaysia	88
Singapore	13

Total	786

We enter into individual employment contracts with our employees to cover matters such as salaries, benefits and grounds for termination. For information on employment agreements with our executive officers, see “Management—Employment Agreements and Indemnification Agreements.”

Our employees and our culture are critical to our success. We maintain an open and proactive corporate culture. We have various recruiting channels and do our best to provide our recruits with great career development possibilities. We also have established various onsite and online training programs to keep our employees abreast of industry trends. Our training program topics cover professional and leadership skills, focusing on both our daily business operations and each employee’s individual career development. We believe that our compensation and benefits packages are competitive within our industry. We have not experienced any significant labor disputes. We believe that we maintain good relationships with our employees. None of our employees are represented by labor unions.

As required by local regulations in the country where we operate, we participate in various employee social security plans that are administered by municipal and provincial governments for our full-time employees. In China, such required social security plans include housing, pension, medical insurance, unemployment insurance, injury insurance and maternity insurance. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments in China from time to time. We are also required to make contributions to mandated employee provident fund schemes required by local laws for our employees in other jurisdictions.

Offices

Our headquarters are located at Beijing, China. We occupy approximately 5,539 sqm of office space in the aggregate in Beijing, Hebei, Shanxi, Shanghai, Jiangsu and Guangdong. We also have offices in Singapore, Mumbai, India and Cyberjaya, Malaysia, which occupy approximately 188 sqm, 24 sqm and 1,546 sqm of office space, respectively. We lease our premises from unrelated third parties under operating lease agreements.

Insurance

We have insurance coverage in place up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours. The major types of our insurance include property insurance, equipment insurance, construction project insurance and installation project insurance.

Legal Proceedings

We are not aware of any unsettled litigations, legal proceedings, or claims to which we are a party that could materially affect our business, operational or financial position. We cannot predict whether we could become a party to any litigation, legal proceeding, or claim arising from the ordinary course of our business, which may, to various extents, affect our future results of business, operations and financial position.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China, Malaysia and India.

PRC Regulations

Foreign Investment Law

The Foreign Investment Law was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019, which came into effect on January 1, 2020. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. The Ministry of Commerce and the NDRC promulgated the Special Management Measures, or the Negative List for the Access of Foreign Investment, or the Negative List 2019 on June 30, 2019, which came into effect on July 30, 2019 and replaced the previous Catalogue. The Negative List 2019 expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

Regulations on Value-added Telecommunication Services

Our business is regarded as telecommunications services, which are primarily regulated by Ministry of Industry and Information Technology, or the MIIT, Ministry of Commerce and State Administration for Market Regulation of the PRC (which was previously known as State Administration for Industry and Commerce of the People’s Republic of China prior to March, 2018). Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations promulgated by the PRC State Council in 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunication services”, or the VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In 2002, 2003, 2015 and 2019, the Telecom Catalogue was updated respectively, categorizing the Internet data service business, among others, as VATS. The Internet data center, or the IDC business is defined under the Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients’ Internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, Internet resources collaboration services business is incorporated into the definition of IDC business under the Telecom Catalogue, and defined as “the data storage, Internet application development environment, Internet application deployment and running management and other services provided for users through Internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers”.

The Administrative Measures on Telecommunications Business Operating Licenses or the Licenses Measures, issued in 2009 and newly amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant non-compliance, the related websites may be ordered to close. With respect to licenses for VATS businesses, the Licenses Measures distinguish between licenses for business conducted in a single province, which are issued by the provincial-level counterparts of the MIIT and licenses for cross-regional businesses, which are issued by the MIIT. The licenses for foreign invested telecommunications business operators need to be applied with MIIT. An approved telecommunications services operator must conduct its business in accordance with the specifications stated on its telecommunications business operating license. Pursuant to the Licenses Measures, cross-regional VATS licenses shall be approved and issued by the MIIT with five-year terms. On July 3, 2017, the MIIT amended the Licenses Measures, which took effect on September 1, 2017. The amendment mainly includes, among others, (i) the establishment of a telecommunications business integrated administration online platform; (ii) provisions allowing the holder of a telecommunications business license (including the IDC license) to authorize a company, of which such license holder holds at least 51% of the equity interests indirectly, to engage in the relevant telecommunications business; and (iii) the cancellation of the requirement of an annual inspection of telecommunications business licenses, instead requiring license holders to complete an annual report.

On November 30, 2012, the MIIT issued the Circular of the Ministry of Industry and Information Technology of the People’s Republic of China on Further Standardizing the Market Access-related Work for Businesses Concerning Internet Data Centers and Internet Service Providers which clarifies the application requirements and verification procedures for the licensing of IDC and Internet service provider, or ISP, businesses and states that entities intending to engage in the IDC or ISP business could apply for a license since December 1, 2012.

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the PRC State Council in 2001 and amended in 2008 and 2016 respectively, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce business) which may be 100% owned by foreign investors. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. The Negative List 2019 also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce business, domestic multi-communication, storage and forwarding class and call center.

In 2018 and 2019, we successively obtained VATS licenses for Chindata (Beijing) Co., Ltd., Chindata (Shenzhen) Co., Ltd., Datong Sitan Data Science and Technology Co., Ltd., Datong Qinling Information Science and Technology Co., Ltd., Sidake Hebei Data Science and Technology Co., Ltd. and Zhangjiakou Qinyun Information Science and Technology Co., Ltd. to cover Internet access service and IDC service.

Regulations on Land Use Rights and Construction Project

Regulations on Land Use Rights

Under the Land Administration Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress in 1986, and amended in 1988, 1998, 2004 and 2019, the state-owned land for industrial use shall be obtained via compensated use method such as assignment.

According to the Regulation on the Grant of Use Right of State-Owned Construction Land by Bidding, Auction and Listing issued by the Ministry of Land and Resources on September 28, 2007, the land to be used for industrial, commercial, tourism, entertainment or commodity residential purposes, or where there are two or more intended users for the certain piece of land, shall be granted by way of competitive processes, namely bidding, auction or listing. The transferee can apply for land registration and obtain the certificate of the right to the use of state-owned construction land only after paying the entire land premium in accordance with the contract of the state-owned construction land use right.

After land use rights relating to a particular area of land have been granted by the State, unless any restriction is imposed, the party to whom such land use rights are granted may transfer (for a term not exceeding the term which has been granted by the State), lease or mortgage such land use rights on the conditions provided by laws and regulations. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the State are assigned from the transferor to the transferee.

Regulations on Construction Project

Under the regulation on planning Administration regarding Granting and Transfer of State-Owned Land Use Right in Urban Area promulgated by the Ministry of Construction in 1992 and amended in 2011, a constructor shall apply for a License for the Planning of Construction Land from the municipal planning authority. After obtaining the license, the constructor shall conduct all necessary planning and design works in accordance with relevant planning and design requirements. A License for the Planning of Construction Projects from the municipal planning authority should be obtained by constructor, pursuant to the Urban and Rural Planning Law of the People’s Republic of China, which was issued in 2007 and amended in 2015 and 2019, respectively.

The constructor shall apply for a Construction Work Commencement License from the relevant construction authority in accordance with the Regulations on Administration regarding Permission for Commencement of Construction Works promulgated by the Ministry of Construction in 1999 and amended in 2001, 2014 and 2018 by Ministry of Housing and Urban-Rural Development.

Pursuant to the Administrative Measures for the Registration regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction in 2000 and amended in 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the Ministry of Housing and Urban-Rural Development on December 2, 2013, upon the completion of construction project, the constructor shall submit an application to the competent department of local government at or above the county level, where the project is located, for the examination upon completion of building and for filing purposes; and to obtain the filing form for acceptance and examination upon completion of construction projects. A construction project shall not be delivered before passing the acceptance examination.

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect in 1991 and was amended in 2001 and 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to Internet activities and products disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures promulgated by the National Copyright Administration in 1992 and amended in 2000 and 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China, is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the National Copyright Administration and the MIIT in 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Patent Law

According to the Patent Law of the PRC, issued on March 12, 1984 and amended in 1992, 2000 and 2008 respectively, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC (Revised in 2013) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation

Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the State Administration for Market Regulation of the PRC, or the Trademark Office handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names in 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MIIT in 2004. According to the Measures on Administration of Internet Domain Names, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which was amended in 2017 and 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect in 2008 and was amended on April 23, 2019. Under the Law of the PRC on Enterprise Income Tax and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established under the laws of foreign countries with their “de facto management bodies” located within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose “de facto management bodies” are conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Regulations for the Implementation of the Law on Enterprise Income Tax further define the term “de facto management body” as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Under the Law of the PRC on Enterprise Income Tax and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council in 1993 and came into effect in 1994 which were subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and

2011. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the Provisional Regulations of the PRC on Value-added Tax and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the value-added tax rate of 17% and 11% are changed into 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of Value-added Tax, which will be effective on April 1, 2019. The Notice 39 further changes the value-added tax rate of 16% and 10% into 13% and 9%.

Regulations on Employment and Social Welfare

Employment

Pursuant to the PRC Labor Law (as amended in 2018) and the PRC Labor Contract Law (as amended in 2012), a written labor contract shall be executed by an employer and an employee when the employment relationship is established. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended in 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and subsequently amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the State Administration of Foreign Exchange, or SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Foreign Exchange and Offshore Investment

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended in 2008 and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. PRC companies may repatriate foreign currency payments received from abroad, provided that the repatriation of such payments is approved and complies with the procedures required by the relevant foreign exchange authorities and regulations. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, the company may convert such foreign exchange into Renminbi at its discretion.

Under the Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which reframes the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

Based on the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing or reporting with competent authorities.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Foreign Investment Law, which came into effect on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including Ministry of Commerce and the China Securities Regulatory Commission, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors and was amended on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

Malaysia

Regulations on Business Licenses

Local Government Act 1976

The Local Government Act 1976 (Act 171) empowers every local authority to grant a license or permit for any trade, occupation or premises and such license shall be subject to such conditions and restrictions as the local authority may prescribe. The license is typically renewable annually.

Regulations on Operations and Facilities

Street, Drainage and Building Act 1974

The Street, Drainage and Building Act 1974 (Act 133), or the Street, Drainage and Building Act, requires a principal submitting person to issue a certificate of completion and compliance in accordance with the time, manner and procedure for the issuance of the certificate of completion and compliance as prescribed under the Street, Drainage and Building Act or the by-laws made thereunder. Any person who occupies or permits to be occupied any building or any part thereof without such certificate, shall be liable on conviction to a fine of up to MYR250,000 and/or to imprisonment for a term of up to ten years.

Fire Services Act 1988

The Fire Services Act 1988 (Act 341), or the Fire Services Act, provides, among others, for the protection of persons and property from fire risks or emergencies. Under the Fire Services Act, every designated premises under the Fire Services (Designated Premises) Order 1998 (PU(A) 276/1998) shall require a fire certificate issued by the Director General of Fire and Rescue. The fire certificate is renewable annually. Where there is no fire certificate in force in respect of any designated premises, the owner of the premises shall be liable on conviction to a fine of up to MYR50,000 and/or to imprisonment for a term of up to five years.

Occupational Safety and Health Act 1994

Pursuant to the Occupational Safety and Health Act 1994 (Act 514), or the OSHA, which is administered by the Department of Occupational Safety and Health, employers have a duty to ensure, so far as is practicable, the safety, health, and welfare at work of their employees.

The OSHA also requires, among others, a company to: (i) formulate safety and health policy; and (ii) notify the nearest occupational safety and health office of any accident, dangerous occurrence, occupational poisoning or occupational disease which has occurred or is likely to occur at the place of work. Depending on the offences, an employer who fails to comply with a provision under the Occupational Safety and Health Act may be punishable with a maximum fine of up to MYR50,000 and/or imprisonment for a maximum term of up to five years. For certain offences, the employer may even be liable to a further fine for each day during which the offence continues after the conviction.

Environmental Quality Act 1974

The Environmental Quality Act 1974, or the Environmental Quality Act, relates to the prevention, abatement, control of pollution and enhancement of the environment and is enforced by the Department of Environment. The Environmental Quality Act establishes standards for controlling air emissions, industrial effluents, sewage and wastes. Regulations made under the Environmental Quality Act include the Environmental Quality (Scheduled Wastes) Regulations 2005 and Environmental Quality (Clean Air) Regulations 2014.

Depending on the offences, non-compliance with a provision under Environmental Quality Act may be punishable with a maximum fine of up to MYR500,000 and/or imprisonment for a maximum term of up to five years. For certain offences, the offender may be liable to a further fine for each day during which the offence continues after the conviction.

Regulations on Intellectual Property Rights

Trademarks Act 2019

Registration of a trademark under the Trademarks Act 2019 (Act 815) grants the registered proprietor the exclusive right to use the trademark and to authorize other persons to use the trademark. The registered proprietor also has the right to obtain relief in the event of any infringement of the registered proprietor’s trademark. A certificate of registration provides prima facie evidence of ownership of the trademark. A trademark is valid for 10 years from the date of registration and may be renewed for a further period of 10 years.

Copyright Act 1987

Copyright protection in Malaysia is accorded by the Copyright Act 1987 (Act 332). Literary works, musical works, artistic works, films, sound recordings and broadcasts are eligible for copyright protection. Under the

Copyright Act, the definition of “literary work” includes computer programs. The copyright in a literary work subsists during the life of the author and continues to subsist until the expiry of a period of 50 years after the author’s death. If a literary work had not been published before the death of the author, copyright which subsists in such work continues to subsist for 50 years computed from the beginning of the calendar year next following the year in which the work was first published.

Regulations on Employment

Employment Act 1955

The Employment Act 1955 (Act 265), or the Employment Act, is the principal legislation that governs the employer-employee relations in Peninsular Malaysia. The Employment Act regulates contracts of service, payment of wages, employment of women, maternity protection, rest days, leave and hours of work as well as termination, lay-off and retirement benefits.

The Employment Act defines an employee as a person:

•	irrespective of his occupation, who has entered into a contract of service with an employer under which such person’s wages do not exceed MYR2,000 per month; or

•

irrespective of the amount of wages he earns, who has entered into a contract of service with an employer of which he is engaged in, amongst others, (i) manual labor, (ii) the operation or maintenance of any mechanically propelled vehicle operated for the transport of passengers or goods or for reward or for commercial purposes, and (iii) the supervision or oversight of other employees engaged in manual labor.

Immigration Act 1959/1963

The Immigration Act 1959/1963 (Act 155), or the Immigration Act, provides that no person other than a citizen shall enter Malaysia unless: (i) he is in possession of a valid entry permit lawfully issued to him; (ii) his name is endorsed upon a valid entry permit, and he is in the company of the holder of the permit; (iii) he is in possession of a valid pass lawfully issued under the Immigration Act to him to enter Malaysia; or (iv) he is exempted by an order made under the IA.

The Immigration Act further prohibits the employment of persons other than a citizen or a holder of an entry permit, who is not in possession of a valid pass.

Employment (Restriction) Act 1968

The Employment (Restriction) Act 1968 (Act 796), or the Employment (Restriction) Act, provides for the restriction of employment in certain business activities in Malaysia of persons who are not citizens and the registration of such persons and for matters connected therewith. The Employment (Restriction) Act prohibits a person from employing a non-citizen of Malaysia unless there has been issued in respect of that person a valid employment permit. By the Employment (Restriction) (Exemption) Order 1972 (P.U. (A) 68/1972), persons not being citizens holding employment or work passes issued under the provisions of the Immigration Regulations 1963 are exempted from the provisions of the Employment (Restriction) Act.

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991 (Act 452), or the Employees Provident Fund Act, provides for the law relating to a scheme of savings for employees’ retirement. Under the Employees Provident Fund Act, both employers and employees shall pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Employees Provident Fund Act. Any person being an employer who fails to pay any contributions which he is liable under the Employees Provident Fund Act to pay in respect of or on behalf of any employee in respect of any month shall be guilty of an offence and shall, on conviction, be liable to a fine of up to MYR10,000 and/or to imprisonment for a term of up to three years. Where any contributions remain unpaid by a company, the directors of that company (including the directors during the period the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 1969 (Act 4), or the SOCSO Act, deals with the provision of social security in certain contingencies. The Social Security Organization, or the SOCSO, was established under the SOCSO Act to administer the SOCSO Act. The SOCSO Act applies to any business, trade, undertaking, manufacture or calling of employers having one or more employees.

All employees in industries to which the SOCSO Act applies are required to be insured. It is the obligation of the principal employer to pay in respect of every employee, both the employer’s contribution and the employee’s contribution to SOCSO. In the event of invalidity, disablement or employment injury, the insured person and their dependents are entitled to certain benefits under the SOCSO Act.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017 (Act 800), or the Employment Insurance System Act provides for the establishment of an employment insurance system administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment.

All employees in the industries to which the Employment Insurance System Act applies shall be registered and insured by the employers. Under the Employment Insurance System Act, both employers and employees are required to contribute to the employment insurance system. An insured person who considers that he has lost his employment shall submit an application to claim for benefits to SOCSO within 60 days from the date he considers that he has lost his employment. After considering if the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for benefits.

Minimum Wages Order 2020

By the Minimum Wages Order 2020 (P.U. (A) 5/2020), or the Minimum Wages Order, effective February 1, 2020, the minimum wage for employees in Malaysia whose place of employment is within the areas as specified in the Schedule of the Minimum Wages Order is MYR1,200 a month. The minimum wage for employees whose place of employment is in any areas other than those specified in the Schedule is MYR1,100 a month. Failure to comply with the minimum wage requirement may result in a fine of not more than MYR10,000 for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

Industrial Relations Act 1967

Industrial Relations Act 1967 (Act 177), or the Industrial Relations Act, provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment may be referred by the Minister of Human Resources to the Industrial Court. Under the Industrial Relations Act, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment.

Pembangunan Sumber Manusia Berhad Act 2001

The Pembangunan Sumber Manusia Berhad Act 2001 (Act 612), or the HRDF Act, provides for the imposition and collection of a human resources development levy for the purpose of promoting the training and development of employees, apprentices and trainees, the establishment and the administration of the Human Resource Development Fund by Pembangunan Sumber Manusia Berhad.

The HRDF Act requires every employer to whom the HRDF Act applies, which includes employers in the information services sector that employ ten or more employees, to register with Pembangunan Sumber Manusia Berhad. The HRDF Act requires relevant employers to pay a human resource development levy in respect of each of its employees at the rate of one per centum of the monthly wages of the employee. Failure to pay levy is an offence and the relevant employer may be liable to a fine of up to MYR20,000 and/or to imprisonment for a term of up to two years.

Regulations on Foreign Exchange Control

Financial Services Act 2013

The Financial Services Act 2013 (Act 758), or the Financial Services Act, empowers the Central Bank of Malaysia (Bank Negara Malaysia), or BNM, to safeguard the balance of payments position and the value of the currency of Malaysia. In connection with this power, the Financial Services Act prohibits a person from undertaking various transactions except with the written approval of BNM. These transactions include the buying, selling, exchanging, borrowing or lending of foreign currency and the borrowing or lending of MYR between non-residents or between a resident and a non-resident or retaining or using of MYR by a non-resident and the making of payment by a person to another person other than payment in MYR between residents in Malaysia or payment in foreign currency between non-residents outside of Malaysia.

By a series of notices issued by BNM, BNM has granted certain permissions in respect of some of the said prohibited transactions, albeit in some cases, subject to certain conditions being fulfilled. This includes permission for a non-resident to repatriate funds from Malaysia, including any income earned or proceeds from divestment of ringgit asset, provided that the repatriation is made in foreign currency.

Regulations on Data Center Operation and Cybersecurity

There is no specific or dedicated legislation governing cybersecurity and data center operation in Malaysia. However, cybersecurity requirements are provided under various laws as follows:

Communications and Multimedia Act 1998

The Communications and Multimedia Act 1998, or the Communications and Multimedia Act, is the main legislation in Malaysia which regulates the converging communications and multimedia industries and for incidental matters related thereto. The Communications and Multimedia Act sets out the licensing regime for persons carrying out licensable activities under the Communications and Multimedia Act (i.e. network facilities providers, network service providers, applications service providers and content applications service providers), and also regulates those utilizing the services provided by the Communications and Multimedia Act licensees.

While the Communications and Multimedia Act does not specifically regulate data centers, the Communications and Multimedia Act is relevant insofar as it regulates information security and network reliability and integrity in Malaysia. In this regard, the Communications and Multimedia Act generally prohibits the use of network facilities or network services for the commission of any offence under Malaysian laws; prohibits fraudulent or improper use of network facilities or network services; prohibits the use and possession of counterfeit access devices; prohibits use of equipment or devices in order to obtain unauthorized access to any network services and prohibits interception of any communications unless with lawful authority; etc.

Breach of any of the Communications and Multimedia Act provisions may render the person liable, upon conviction, to a fine ranging between MYR50,000 to MYR500,000 or imprisonment term of one to five years, or both.

The Communications and Multimedia Act is under the regulatory purview of the Malaysian Communications and Multimedia Commission, or the MCMC.

MCMC Technical Code on Specification for Green Data Centers

Pursuant to section 95 of the Communications and Multimedia Act, the MCMC registered and issued the Technical Code on Specification for Green Data Centers, or the Technical Code, which is the voluntary industry code developed by the technical standards forum of the industry, in order to provide the minimum requirements and best practices for green data centers (i.e. server facilities utilizing energy-efficient technologies) and establishing policies, systems and processes to improve the energy efficiency of data centers and at the same time reducing the carbon footprint of the industry.

The Technical Code is developed as a guidance for private, government and commercial data centers.

Compliance with the Technical Code is not mandatory, unless specifically directed by the MCMC (section 98 and section 99 of the Communications and Multimedia Act). Compliance with the Technical Code also acts as a legal defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, regarding a matter dealt with in the Technical Code (section 98(2) of the Communications and Multimedia Act). Failure to comply with a direction of the MCMC to comply with the Technical Code may render the person liable, upon conviction, to a fine not exceeding MYR200,000.

Computer Crimes Act 1997

The Computer Crimes Act 1997 provides for offences relating to the misuse of computers and criminalizes the act of gaining unauthorized access into computers or networks, spreading of malicious codes, such as viruses, worms and Trojan horses, unauthorized modification of any program or data on a computer as well as wrongful communication of any means of access to a computer to an unauthorized person. Depending on the type of offence committed, the fine for a convicted offence ranges from MYR25,000 to MYR150,000 or imprisonment term of 3 to 10 years, or both.

Penal Code

In cases where computer or Internet-related crime activities are involved, but do not specifically fall within the ambit of any of the previous mentioned statutes, such as online fraud, cheating, theft, criminal defamation, intimidation, gambling and pornography, such offences may be charged under the Penal Code, which is the primary legislation dealing with criminal offences in Malaysia.

Evidence Act 1950

Section 114A of the Evidence Act 1950 raises a legal presumption that any owner, host, administrator, or any person who in any manner facilitates the publication (including any registered subscriber of a network service), is presumed to be the publisher of the publication, unless the contrary is proved. Based on the broad scope of this section, there is legal risk or potential liability on data centers in respect of publication of unlawful/illegal content hosted on its servers.

India

The Information Technology Act

The Information Technology Act, 2000, as amended, or the IT Act, has been enacted to provide legal recognition for transactions carried out by means of electronic data interchange and other means of electronic communication. Additionally, the IT Act also provides for civil and criminal liabilities including fines and imprisonment in case of infringements. These include offences relating to unauthorized access to computer systems. It creates liability for failure to protect sensitive personal data and gives protection to intermediaries in respect of third party information liability. The IT Act creates liability on a body corporate which is negligent in implementing and maintaining reasonable security practices and procedures, and thereby causing wrongful loss or wrongful gain to any person, while possessing, dealing or handling any sensitive personal data or information in a computer resource owned, controlled or operated by it.

The Department of Information and Technology under the Ministry of Communications & Information Technology, Government of India, had notified the Information Technology (Reasonable security practices and procedures and sensitive personal data or information) Rules, 2011, as amended, or the Data Privacy Rules which give directions for the collection, disclosure, transfer and protection of sensitive personal data or information by a body corporate or any person acting on behalf of a body corporate. The Data Privacy Rules also require the body corporate to provide a privacy policy for handling of or dealing in personal information, including sensitive personal data or information. According to the Data Privacy Rules, the sensitive personal data or information shall not be disclosed by the body corporate to any third party without obtaining prior permission from the provider.

Further, the Personal Data Protection Bill, 2019, or the Data Protection Bill, seeks to create a framework for implementing organizational and technical measures in processing personal data. The Data Protection Bill also seeks to lay down norms for cross-border transfer of personal data and to ensure the accountability of entities processing personal data. The Data Protection Bill also seeks to provide remedies for unauthorized and harmful processing, and proposes to establish a Data Protection Authority of India for the said purposes and for matters connected therewith or incidental thereto.

Regulations on Environment Protection

Our business in India is subject to various environment laws, including the Environment (Protection) Act, 1986, as amended, as the operation of our establishments (including usage of diesel generator sets) might have an impact on the environment in which they are situated. The basic purpose of the statutes given below is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards, which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The Pollution Control Boards are responsible for setting the standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that industries are functioning in compliance with the prescribed standards. These authorities also have the power of search, seizure and investigation. Many industries are required to obtain consent orders from the Pollution Control Boards which are required to be renewed regularly.

Water (Prevention and Control of Pollution) Act

Water (Prevention and Control of Pollution) Act, 1974, as amended, or the Water Act, prohibits the use of any stream or well for the disposal of polluting matter in violation of the standards set down by the State Pollution Control Board, or the State PCB. The Water Act also provides that the consent of the State PCB must be obtained prior to the opening of any new outlets or discharges, or an industry, operation, or process, or any treatment and disposal system, which is likely to discharge sewage or effluent on land or into a stream, well or sewer.

Air (Prevention and Control of Pollution) Act

Air (Prevention and Control of Pollution) Act, 1981, as amended, or the Air Act, requires that any person operating an industrial plant (emitting air pollutants in the atmosphere) in specified areas must apply in a prescribed form and obtain consent from the State PCB prior to commencing any activity. The consent may contain conditions relating to specifications of pollution control equipment to be installed.

The Hazardous and Other Wastes (Management and Transboundary Movement) Rules

The Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016, or the Hazardous Waste Rules, regulate the management, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste, including used oil from diesel generator sets, among others, to obtain an authorization from the relevant State PCB and to dispose of such waste without harming the environment.

Information Technology and Information Technology Enabled Services Policy

State governments have announced information technology and information technology enabled services policies, such as Maharashtra’s Information Technology Information Technology Enabled Services Policy, 2015, or the Maharashtra IT/ITES Policy, to establish the state as preferred investment destination. One of the strategic drivers of the Maharashtra IT/ITES Policy is promotion of data centers. It further provides that data centers will be covered under essential services and maintenance legislation as an essential service considering the nature and importance of operations involved which cannot be interrupted, and that information technology information technology enabled services units will continue to benefit from relaxation under the shops and establishment legislation with regard to working hours, work shifts and employment of women. The Maharashtra IT/ITES Policy proposed certain fiscal incentives to be provided under separate budgetary head (non-plan) for this purpose, which, inter alia, include (i) exemption from payment of stamp duty; (ii) exemption from payment of electricity duty; (iii) levy of property tax at par with residential rates as applicable in the relevant jurisdictions; (iv) exemption from entry tax; and (v) setting-up information technology information technology enabled services units in any zone for import of specified goods; and (vi) permission to work 24x7x365 days without any close down (except certain exigencies arising wherein the state or central government thinks it fit to keep the operation in suspension). The Maharashtra IT/ITES Policy provides for requirement of registration of information technology/information technology enabled services units and certain eligibility criteria for coverage of data centers under the policy.

Municipality Laws

State governments are empowered to endow municipalities with such powers and authority as may be necessary to enable them to perform functions in relation to permitting the carrying on of trade and operations. Accordingly, State governments have enacted laws, such as the Mumbai Municipal Corporation Act, 1888, as amended, authorizing municipalities to regulate use of premises, including rules for issuance of a trade license to operate, along with prescribing penalties for non-compliance. Further, municipal laws require a person to obtain approval of layout and completion cum occupancy certificate for erection of and alteration to a building.

Electricity Laws

Our business in India is subject to compliance with various provisions of the Electricity Act, 2003, as amended and the regulations thereunder wherever applicable, including the Central Electricity Authority (Measures relating to Safety and Electric Supply) Regulations, 2010, as amended in relation to, among others, installation of diesel generator sets and sanction for power loads. The Central Electricity Authority (Measures relating to Safety and Electric Supply) Regulations, 2010, as amended provide safety provisions for electrical installations and apparatus of certain voltage, including approval by electrical inspector and self-certification by the owner or supplier or consumer in relation to the electrical installation. The Electricity Act, 2003, as amended, among others, prescribes penalties for non-compliance.

Regulations on Intellectual Property Rights

Certain laws relating to intellectual property rights, such as copyright protection under the Copyright Act, 1957, as amended, or the Copyright Act and trademark protection under the Trade Marks Act, 1999, as amended, or the Trade Marks Act, are also applicable to us in India. The Copyright Act governs copyright protection in India. Even while copyright registration is not a prerequisite for acquiring or enforcing a copyright in an otherwise copyrightable work, Register of Copyrights under the Copyright Act acts as a prima facie evidence of the particulars entered therein. The Trade Marks Act provides for the procedure for making an application and obtaining registration of trademarks in India. The purpose of the Trade Marks Act is to grant exclusive rights to marks such as a brand, label and heading, and to obtain relief in case of infringement. The Trademarks Act prohibits registration of deceptively similar trademarks and chemical compound, among others. It also provides for penalties for infringement, falsifying and falsely applying trademarks.

Regulations on Employment

Under the provisions of shops and establishments legislations applicable in different states, such as the Maharashtra Shops and Establishments (Regulation of Employment and Conditions of Service) Act, 2017, as amended, certain commercial establishments are required to be registered. Such legislations regulate the working and employment conditions of workers employed in shops and commercial establishments and provide for fixation of working hours, rest intervals, overtime, holidays, leave, termination of service, maintenance of shops and establishments and other rights and obligations of the employers and employees.

The various other labor and employment related legislations that may apply to our business activities in India, from the perspective of protecting the workers’ rights and specifying registration, reporting and other compliances, and the requirements that may apply as an employer, would include the following (each as amended):

•	The Child and Adolescent Labor (Prohibition and Regulation) Act, 1986;

•

The Code of Wages, 2019 (the Code on Wages, 2019, once in force, will repeal the Equal Remuneration Act, 1976, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965 and the Payment of Wages Act, 1936);

•	The Contract Labor (Regulation and Abolition) Act, 1970;

•	The Employee’s Compensation Act, 1923;

•	The Employees’ Provident Fund and Miscellaneous Provisions Act, 1952;

•	The Employees’ State Insurance Act, 1948;

•	The Industrial Disputes Act, 1947;

•	The Maternity Benefit Act, 1961;

•	The Payment of Gratuity Act, 1972; and

•	The Sexual Harassment of Women at Workplace (Prevention, Prohibition, and Redressal) Act, 2013.

Regulations on Foreign Investment

The foreign investment in India is governed, among others, by the Foreign Exchange Management Act, 1999, the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, or the FEMA Non-Debt Rules, and the Consolidated Foreign Direct Investment Policy (effective from August 28, 2017) issued by the erstwhile Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India, or the FDI Policy, each as amended. The FEMA Non-Debt Rules were enacted on October 17, 2019 in supersession of the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017, except as respects to things done or omitted to be done before such supersession. Further, the Reserve Bank of India has enacted the Foreign Exchange Management (Mode of Payment and Reporting of Non-Debt Instruments) Regulations, 2019 on October 17, 2019 which regulate mode of payment and remittance of sale proceeds, among others.

The FEMA Non-Debt Rules provide that a person resident outside India (other than a citizen of Pakistan or Bangladesh) or an entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh), not being a foreign portfolio investor or a foreign venture capital investor, may contribute to the capital of a limited liability partnership operating in sectors or activities where foreign investment up to 100% is permitted under automatic route and there are no foreign direct investment linked performance conditions. Foreign direct investment linked performance conditions, under the FEMA Non-Debt Rules, is defined to mean the sector specific conditions specified in Schedule I of such rules for companies receiving foreign investment.

100% foreign investment under the automatic route, without requiring prior governmental approval, is permitted in the information technology/information technology enabled services sector.

The FDI Policy and the FEMA Non-Debt Rules prescribe the method of calculation of total foreign investment (direct foreign investment and indirect foreign investment) in an Indian company. In relation to indirect foreign investment, the FEMA Non-Debt Rules prescribe that indirect foreign investment refers to downstream investment received by an Indian entity from: (i) another Indian entity which has received foreign investment and (a) the Indian entity is not owned and not controlled by resident Indian citizens, or (b) is owned or controlled by persons resident outside India; or (ii) an investment vehicle whose sponsor or manager or investment manager (a) is not owned and not controlled by resident Indian citizens or (b) is owned or controlled by persons resident outside India.

The FEMA Non-Debt Rules provide that an Indian entity which has received indirect foreign investment is required to comply with the entry route, sectoral caps, pricing guidelines and other attendant conditions as applicable for foreign investment. Further, downstream investment by a limited liability partnership not owned and not controlled by resident Indian citizens or owned or controlled by resident outside India is allowed in an Indian company operating in sectors where foreign investment up to 100% is permitted under automatic route and there are no foreign direct investment linked performance conditions.

Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Michael Frederick Foust	64	Chairman of the Board of Directors
Jing Ju	46	Director, Chief Executive Officer
Qian Xiao	42	Director, Chief Operating Officer
Dongning Wang	48	Chief Financial Officer
Zhongjue Chen	41	Director
Barnaby Thomas Patrick Lyons	38	Director
Jonathan Jia Zhu	57	Director

Michael Frederick Foust has served as our chairman of the board of directors since April 2019. Mr. Foust has over 20 years of experience in data center investment, development and operations and a total of 35 years of experience overall in institutional real estate investments including development and portfolio management. In 2016, Mr. Foust is a co-founder of Bridge Data Centres, or Bridge, a Bain Capital funded company, and served as its executive chairman from 2016 to 2020. In addition, Mr. Foust has served as a senior advisor for the data center industry for Digital Colony since 2014, the chairman of Data Bank, Ltd. since 2016 and the chairman of Vantage Data Centers since 2017. From 2004 to 2014, Mr. Foust served as the chief executive officer and a director at Digital Reality Trust, Inc. (NYSE: DLR) in San Francisco where he led the company’s IPO. In addition, Mr. Foust was a founder of the private equity investor GI Partners in Menlo Park, California where he served as a managing director from 2001 to 2004. He was responsible for real estate investments at GI Partners, with a strong focus on technology related assets including data centers and telecom facilities. Mr. Foust received his MBA degree from Harvard Business School, and his bachelor of arts degree, magna cum laude from Harvard University.

Jing Ju has served as our chief executive officer and our director since April 2019. Mr. Ju is the founder of our China data center business. Prior to founding Chindata’s China data center business, Mr. Ju had extensive experience in developing more than ten hyperscale data center campuses and projects with a capacity of over 1,000 MW. Mr. Ju has over 25 years of experience in the data center and relative equipment industry. He also serves as an advisor on economics and digital affair to the Zhangjiakou city government. In addition, Mr. Ju founded Shenzhen Qinhuai Shiye Co., Ltd., and has served as its chairman of the board since 2004. He also founded Shenzhen Yi’anhua Electromechanical Equipment Co., Ltd. and has served as its chairman of the board since 2007. Mr. Ju received an EMBA degree from Tsinghua Shenzhen Graduate School.

Qian Xiao has served as our chief operating officer and our director since April 2019. Prior to joining us, Ms. Xiao served as a senior vice president of Wangsu Science and Technology Co., Ltd. (SZSE: 300017) from 2011 to 2019. Prior to that, Ms. Xiao served as a financial manager at Dell from 2010 to 2011. In addition, Ms. Xiao served as a senior consultant at IBM from 2007 to 2010. Prior to that, Ms. Xiao served as a financial executive at Accenture from 2002 to 2007, and as a financial executive at China Academy of Space Technology from 1999 to 2002. Ms. Xiao received a bachelor’s degree in international finance from Beihang University and an MBA degree from Tsinghua University.

Dongning Wang has served as our chief financial officer since November 2019. Prior to joining our group, Mr. Wang served as the vice president of finance at NIO Inc. (NYSE: NIO) from 2015 to 2019. Prior to that, Mr. Wang served as the executive vice president, director and chief financial officer at Jaguar Land Rover China from 2008 to 2014. Prior to joining Jaguar Land Rover China, he served as the chief financial officer at Chrysler

Japan Co. in 2008 and he held various senior financial management positions at Daimler Chrysler’s U.S. headquarters and Asia Pacific region operations from 2001 to 2007. From 1995 to 1999, he served as a senior manager at State Power Corporation of China. Mr. Wang received a bachelor’s degree in engineering from Tsinghua University and an MBA degree from Wharton School of the University of Pennsylvania.

Zhongjue Chen has served as our director since December 2018. Mr. Chen joined Bain Capital in 2005. Mr. Chen is currently a managing director with Bain Capital Asia, mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific region. His focus is on telecommunications, technology, media, business and financial services sectors. Prior to that, Mr. Chen served as an associate consultant at Bain & Company from 2001 to 2003. Mr. Chen currently sits on the boards of RISE Education Cayman Ltd (Nasdaq: REDU), ASIMCO, ChinaPnR and Trans Maldivian Airways. Mr. Chen received an MBA degree from Harvard University Business School and a bachelor’s degree in economics from Harvard University.

Barnaby Thomas Patrick Lyons has served as our director since July 2019. Mr. Lyons has also served as a managing director, head of Asia at Bain Capital Credit (Hong Kong) from 2015 to present. He served at Bain Capital Credit (London) from 2006 to 2014. He served as a global management consultant at Bain & Company from 2004 to 2006. Mr. Lyons received a bachelor’s degree from Princeton University as a member of Phi Beta Kappa.

Jonathan Jia Zhu has served as our director since July 2019. Mr. Zhu has served as a managing director at Bain Capital Private Equity (Asia), LLC from 2006 to present. Since joining Bain Capital in 2006, Mr. Zhu has led Bain Capital’s investments in Asia, with a focus on China. Mr. Zhu is currently a non-executive director of Clear Media Limited (HKEx: 100), an independent non-executive director of Greatview Aseptic Packaging Company Limited (HKEx: 0468), and Sunac China Holdings Limited (HKEx: 1918). Mr. Zhu is also a director of RISE Education Cayman Ltd (Nasdaq: REDU) and Hugel, Inc. (KOSDAQ: 145020). Before joining Bain Capital in 2006, Mr. Zhu served as a managing director and chief executive officer at Morgan Stanley Dean Witter Asia Limited’s China business from 1996 to 2006. He served as an associate at Morgan Stanley & Co from 1995 to 1996 and as an associate at Shearman & Sterling from 1992 to 1994. Mr. Zhu received a bachelor’s degree from Zhengzhou University, a master’s degree from Nanjing University, and a juris doctor degree from Cornell Law School. Mr. Zhu is a trustee of Cornell University in the U.S. and Nanjing University in China.

Board of Directors

Our board of directors will consist of                directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, in which this prospectus forms is included. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, in which this prospectus is included: an audit committee, a compensation committee and corporate governance and nominating committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             ,             and             , and will be chaired by             .            ,              and             satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the Nasdaq Listing Rules] and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that             qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             ,             and             , and will be chaired by            .             and             satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the Nasdaq Listing Rules]. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and;

•	selecting and receiving advice from compensation consultants, legal counsel or other advisors only after taking into consideration all factors relevant to that person’s independence from management.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee will consist of             ,             and             ,             and will be chaired by             .             and              satisfy the “independence” requirements of  [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the Nasdaq Listing Rules]. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending nominees for election by the shareholders or appointment by the board;

•	reviewing annually with our board its current composition with regards to the characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

•

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others: convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with written notice three to six months prior.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our business partners, representatives or agents, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.]

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB1.7 million (US0.3 million) in cash and benefits to our executive officers and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

We maintain employee share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

Bridge PromoteCo Incentive Plan

To attract and retain key employees, we have established Bridge Management, L.P. incentive plan, or our Bridge PromoteCo Incentive Plan. Bridge Management, L.P., or Bridge PromoteCo, is the incentive plan holding entity for our Bridge PromoteCo Incentive Plan. BCPE Bridge GP, LLC, an entity wholly owned by BCI, is the general partner of Bridge PromoteCo.

BCPE Bridge Cayman, L.P., or BCPE Bridge, one of our shareholders, issued 1,000,000 of its class B Units, or BCPE Bridge Class B Units, to Bridge PromoteCo on September 11, 2019. Correspondingly, Bridge PromoteCo was authorized to issue a total number of 1,000,000 of its incentive units to certain of our employees under the Amended and Restated Agreement of Limited Partnership of Bridge PromoteCo, or the LPA. The holders of the incentive units are limited partners of Bridge PromoteCo.

The terms of the plan are specified under the LPA and unit grant agreements entered into between Bridge PromoteCo and the grantees. The following paragraphs summarize the terms of the plan.

Issuance of Incentive Units. Bridge PromoteCo is authorized to issue incentive units from time to time, subject to general partner approval. Bridge PromoteCo, in the discretion of the general partner, is authorized to issue incentive units to Key Persons or Non-Key Persons, as defined under the LPA, to replace any incentive units that have been forfeited pursuant to the LPA (in which case, in the case of crystallized incentive units associated with corresponding shares of us, such corresponding shares of us will be re-allocated to the person to whom such new crystallized incentive units by exercising the Crystallization Option, as defined below, are issued).

Unit Grant Agreements. The issuance of incentive units is evidenced by a unit grant agreement entered into between Bridge PromoteCo and the grantee.

Vesting. The vesting schedule of the incentive units is subject to the terms of the LPA and unit grant agreements.

Crystallization Option and Post-IPO Redemption Right.

Subject to the terms of the LPA, the limited partnership agreement of BCPE Bridge, or the BCPE Bridge LPA, and the unit grant agreements, the Key Persons, acting jointly, so long as each of the Key Persons remains employed by us or our subsidiary, have the right, or the Crystallization Option, by giving written notice to the general partner no later than three business days prior to the consummation of an IPO, to require Bridge PromoteCo to exercise its right to elect to redeem all or any portion of the BCPE Bridge Class B Units held by Bridge PromoteCo.

Promptly following receipt of the crystallization notice, Bridge PromoteCo will exercise the redemption option in accordance with the BCPE Bridge LPA with respect to the number of BCPE Bridge Class B Units as required in the Crystallization Notice. The Crystallization Option will be effective only if our IPO is consummated.

In the event that (i) such grantee have exercised the Crystallization Option, (ii) our IPO is consummated, and (iii) BCPE Bridge exercises the redemption option pursuant to the BCPE Bridge LPA, at any time following our IPO, each limited partner subject to the terms of the LPA, has the right to require Bridge PromoteCo, by providing notice to the general partner, to redeem such person’s crystallized incentive units in exchange for our shares corresponding to such crystallized incentive units to the extent vested and otherwise in accordance with the terms of the LPA.

Amendment. Any provision of the LPA may be amended or modified if, but only if, such amendment or modification is in writing and is approved in writing by the general partner of Bridge PromoteCo.

The table below summarizes, as of the date of this prospectus, the incentive units that we have granted to our directors and executive officers, excluding any incentive units forfeited.

Name	Number of incentive units Granted	Type of incentive units	Date of Grant
Michael Frederick Foust	*	Key Person Incentive Unit	September 11, 2019

*	Less than 1% of our outstanding shares.

As of the date of this prospectus, individuals other than our directors and executive officers as a group hold 510,000 incentive units.

BCPE Stack ESOP Holdco Limited Share Option Plan

Our BCPE Stack ESOP Holdco Limited Share Option Plan, or the ESOP Holdco Plan, was adopted as of December 2019. BCPE Stack ESOP Holdco Limited, or ESOP Holdco, was established as the incentive plan holding entity for our ESOP Holdco Plan.

Under the plan, the plan administrator has the right to grant to any plan participant, at any time prior to the termination of the plan, options in such quantity, at such price, on such terms and conditions as are consistent with the plan. Bain Capital serves as the nominee to hold class A shares of ESOP Holdco (the “ESOP Holdco Class A Shares”).We have issued 17,633,120 ordinary shares to ESOP Holdco. Correspondingly, a maximum of 17,633,120 class B shares of ESOP Holdco (the “ESOP Holdco Class B Shares”) may be issued upon exercise of options granted under the ESOP Holdco Plan. Unless otherwise agreed to by the special approval from the boards of directors of the ESOP Holdco, at any time after our IPO as defined under the ESOP Holdco Plan, each grantee who holds ESOP Holdco Class B Shares that have vested shall have the right to elect to exchange all (but not less than all) of such vested ESOP Holdco Class B Shares then held by such grantee for the same number of our ordinary shares according to our ESOP Holdco Plan. As of the date of this prospectus, options exercisable into all of the 17,633,120 ESOP Holdco Class B Shares have been granted under the ESOP Holdco Plan.

The following paragraphs summarize the terms of the ESOP Holdco Plan.

Plan administration. The plan administrator has discretionary authority, subject only to the express provisions of the ESOP Holdco Plan, to interpret the plan; determine eligibility for and grant options; determine, modify or waive the terms and conditions of any option; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the plan. The plan administrator is the board of ESOP Holdco or a committee of the board of ESOP Holdco in case where the board of ESOP Holdco delegates its authority under the plan to such committee.

Types of awards. The ESOP Holdco Plan permits the award of share options. Options issued under the plan are exercisable, subject to the terms and conditions of the plan and the underlying award agreement, for ESOP Holdco Class B Shares.

Award agreements. Options granted under the ESOP Holdco Plan are evidenced by a share option award agreement entered into between ESOP Holdco and the grantee.

Eligibility. The plan administrator will select participants under the ESOP Holdco Plan from among key employees and management team members of us or our subsidiaries and consolidated entities who, in the opinion of the administrator, are in a position to make a significant contribution to the success of us and our subsidiaries and consolidated entities.

Term of awards. The term of each award is stated in the relevant award agreement.

Vesting and Exercisability. The plan administrator may determine the time or times at which an option will vest or become exercisable and the terms on which an option requiring exercise will remain exercisable. The plan administrator may at any time accelerate the vesting or exercisability of an option, regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless otherwise specified in an award agreement, options shall be exercisable only (x) to the extent that they are vested and (y) after our IPO as defined under the ESOP Holdco Plan. The award agreement for each option sets forth the vesting terms of such option, which may include (as determined by the plan administrator) time-based vesting, performance-based vesting, the absence of certain defaults or similar event and/or a combination thereof. Each option and the ESOP Holdco Class B Shares into which such option is exercisable are subject to termination, forfeiture or repurchase in accordance with the terms set forth in the award agreement.

Exercise price. Except as otherwise set forth in an award agreement, an option will have an exercise price (A) no less than the fair market value of the ESOP Holdco Class B Shares into which such option is exercisable at the date of grant and (B) no less than the par value of the ESOP Holdco Class B Shares into which such option is exercisable.

IPO Restructuring. At any time in anticipation to or following the occurrence of our IPO as defined under the ESOP Holdco Plan, the plan administrator may effect a restructuring, liquidation or winding up of ESOP Holdco whereby our ordinary shares held by ESOP Holdco will be transferred and/or distributed to holders of shares of ESOP Holdco and options such that (x) each holder of the ESOP Holdco Class B Shares that have vested prior to such restructuring shall receive one ordinary share of us for each vested ESOP Holdco Class B Share held by him/her/it, (y) each holder of an option (or portion thereof) or of any ESOP Holdco Class B Shares issued upon exercise thereof that have not yet vested at the time of such restructuring shall receive either (A) a number of our ordinary shares with a fair market value corresponding to the fair market value of such option (or portion thereof) or unvested ESOP Holdco Class B Shares, (B) an option to acquire ordinary shares of us with a fair market value corresponding to the fair market value of such option (or portion thereof) or unvested ESOP Holdco Class B Shares, or another security convertible into, exercisable for or exchangeable for ordinary shares of us as the plan administrator may determine to be appropriate, in each case, to be issued in accordance with a share option plan or other equity incentive plan of us to be adopted by our board or its designee, and (z) any other ordinary shares of us not distributed to holders of ESOP Holdco Class B Shares or holders of options in accordance with the foregoing clause (x) or (y) shall be distributed to the holders of ESOP Holdco Class A Shares on a pro rata basis.

Term. No options may be granted after ten years from the date of adoption of the ESOP Holdco Plan, but previously granted options may continue beyond that date in accordance with their terms.

Amendment. The plan administrator may at any time or times amend the ESOP Holdco Plan or any outstanding option for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of options; provided, that except as otherwise expressly provided in the plan, the plan administrator may not, without the plan participant’s consent, alter the terms of an option so as to affect materially and adversely the plan participant’s rights attached to such option, unless the plan administrator expressly reserved the right to do so at the time the option was granted. Any amendments to the plan will be conditioned upon shareholder approval of the ESOP Holdco only to the extent such approval is required by law, as determined by the plan administrator.

The table below summarizes, as of the date of this prospectus, ESOP Holdco Class B Shares that we have granted to our directors and executive officers.

Name	Number of Underlying ESOP Holdco Class B Shares Granted	Price (US$/Share)	Date of Grant	Option Expiration Date
Jing Ju	3,206,022	0.50	January 8, 2020	April 26, 2029
	7,971,076	1.00	January 8, 2020	December 24, 2029
Qian Xiao	*	0.50	January 8, 2020	April 26, 2029

*	Less than 1% of our outstanding shares.

As of the date of this prospectus, individuals other than our directors and executive officers as a group hold options to purchase a total of 3,250,000 ESOP Holdco Class B Shares, with an exercise price of US$0.50 per ESOP Holdco Class B Share.

Principal [and Selling] Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own 5% or more of our ordinary shares[; and]

•	[the selling shareholders.]

The calculations in the table below are based on 566,716,480 ordinary shares issued and outstanding as of the date of this prospectus, and            ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%**	Number	%	Percentage of aggregate voting power***
Directors and Executive Officers†:
Michael Frederick Foust	*	*
Jing Ju (1)	41,170,993	7.18
Qian Xiao	*	*
Dongning Wang	—	—
Zhongjue Chen	—	—
Barnaby Thomas Patrick Lyons	—	—
Jia Zhu	—	—
All Directors and Executive Officers as a Group	46,681,079	8.11
Principal [and Selling] Shareholders:
Bain Capital Entities (2)	447,292,170	78.93
Liu Entities (3)	65,482,994	11.55
Ju Entities (4)	41,170,993	7.18

*	Beneficially owns less than 1% of our outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 566,716,480, being the number of ordinary shares as of the date of this prospectus and (ii) the number of ordinary shares that such person or group can acquire through exercising options under our incentive plans within 60 days after the date of this prospectus.

***

For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The business address of our directors and executive officers is No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, the People’s Republic of China. The business address of Barnaby Thomas Patrick Lyons, Jia Zhu and Zhongjue Chen is Suite 2501, Level 25, One Pacific Place, 88 Queensway, Admiralty, Hong Kong, the People’s Republic of China.

(1)

Represents (i) 25,019,459 ordinary shares held by Abiding Joy Limited, a British Virgin Islands company wholly-owned by Mr. Jing Ju, (ii) 9,445,275 ordinary shares held by Stack Joy Limited, a British Virgin Islands company jointly and indirectly owned by Mr. Chengyan Liu, Mr. Jing Ju and Ms. Qian Xiao, and (iii) 6,706,259 ordinary shares that Mr. Ju can acquire within 60 days after the date of this prospectus by exercising his options under our ESOP Holdco Plan. The registered address of Abiding Joy Limited and Stack Joy Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola, British Virgin Islands.

(2)

Represent (i) 228,481,186 ordinary shares held by BCPE Bridge Cayman, L.P., or BECP Bridge, (ii) 201,177,864 ordinary shares held by BCPE Stack Holdings, L.P. or BCPE Stack, and (iii) 17,633,120 ordinary shares held by BCPE Stack ESOP Holdco Limited, the incentive plan holding entity for our ESOP Holdco Plan. BCPE Bridge and BCPE Stack are exempted limited partnerships established under the Laws of the Cayman Islands. BCPE Bridge GP, LLC is the general partner of BCPE Bridge. BCPE Stack GP, LLC is the general partner of BCPE Stack. Bain Capital Investors, LLC, or BCI, is the managing member of BCPE Bridge GP, LLC and BCPE Stack GP, LLC. As a result of the relationships described above, BCI may be deemed to exercise voting and dispositive power with respect to the securities held by BCPE Bridge and BCPE Stack. The registered address of BCPE Bridge and BCPE Stack is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)

Represents (i) 47,536,972 ordinary shares held by Datalake Limited, a British Virgin Islands company wholly-owned by Mr. Chengyan Liu, and (ii) 17,946,022 ordinary shares held by Stack Joy Limited, a British Virgin Islands company jointly and indirectly owned by Mr. Chengyan Liu, Mr. Jing Ju and Ms. Qian Xiao. The registered address of Datalake Limited and Stack Joy Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola, British Virgin Islands.

(4)

Represents (i) 25,019,459 ordinary shares held by Abiding Joy Limited, a British Virgin Islands company wholly-owned by Mr. Jing Ju, (ii) 9,445,275 ordinary shares held by Stack Joy Limited, a British Virgin Islands company jointly and indirectly owned by Mr. Chengyan Liu, Mr. Jing Ju and Ms. Qian Xiao, and (iii) 6,706,259 ordinary shares that Mr. Ju can acquire within 60 days after the date of this prospectus by exercising his options under our ESOP Holdco Plan. The registered address of Abiding Joy Limited and Stack Joy Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements by and among our WFOEs, our VIEs and the shareholders of our VIEs.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders’ Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with Wangsu

We collaborated with Wangsu to operate our retail data centers and some of our wholesale data centers. Wangsu was a controlling shareholder of Chindata Xiamen prior to the combination and is a company controlled by Mr. Chengyan Liu, one of our principal shareholders. We purchase bandwidth, server cabinets and other services from Wangsu supporting the colocation services we provide at certain of our data centers in China. In 2019, we paid RMB104.3 million (US$15.0 million) to Wangsu for purchases with respect to our colocation services at data centers, such as bandwidth costs and fees for server cabinets. In accordance with applicable accounting standards, a portion of such payments to Wangsu were accounted for as a reduction to our revenues from Wangsu. In addition, Wangsu acts as one of our intermediaries for end user clients for our retail data centers and certain of our wholesale data centers in China. In 2019, we also provided data center colocation services to Wangsu in the amount of RMB95.1 million (US$13.7 million), net of such portion of our payments we made to Wangsu. As of December 31, 2018 and 2019, we had an amount due from Wangsu of RMB nil and RMB88.9 million (US$12.8 million), and an amount due to Wangsu of RMB nil and RMB29.3 million (US$4.2 million).

Transactions with Affiliates of Certain Shareholders

In 2018 and 2019, we paid management consulting service fees to certain affiliates of Bain Capital Entities in the amount of RMB11.3 million and RMB16.4 million (US$2.4 million), respectively. As of December 31, 2018 and 2019, we had an amount due to such parties of RMB90.7 million and RMB22.9 million (US$3.3 million), respectively.

In 2019, we paid management consulting service fees to Abiding Joy HK Limited, Stackdata Joy HK Limited and Datalake HK Limited, the holding entities of certain of our shareholders, in the amount of RMB8.4 million (US$1.2 million). As of December 31, 2018 and 2019, we had an amount due to such parties of RMB nil and RMB8.0 million (US$1.2 million), respectively.

Description of Share Capital

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 5,000,000,000 shares, par value of US$0.00001 each, comprising of 566,716,480 ordinary shares of a par value of US$0.00001 each. As of the date of this prospectus, 566,716,480 ordinary shares are issued and outstanding.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$        divided into            shares comprising of (i)            ordinary shares of a par value of US$        each, (ii)            shares of a par value of US$        each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, we will have            ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

[We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than [10]% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than [one-third] of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NYSE/Nasdaq] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the [NYSE/Nasdaq], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders [at least 14 days] prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of [two-thirds] of all of the issued shares of that class or with the sanction of a resolution passed by a [majority of two-thirds] of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of two-thirds of the holders of the issued shares of that class or with the sanction of a resolution passed by [a majority of two-thirds of] the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On December 27, 2018, we issued 1 ordinary share to Maples Corporate Services Limited, which was transferred to BCPE Bridge Cayman, L.P. on the same date.

On April 3, 2019, we subdivided all our authorized and unissued and issued and outstanding shares, resulting in BCPE Bridge Cayman, L.P. holding 1,000 ordinary shares following the subdivision.

On July 15, 2019, we issued (i) 228,480,186 ordinary shares to BCPE Bridge Cayman, L.P., (ii) 17,633,120 ordinary shares to BCPE Stack ESOP HoldCo Limited, (iii) 217,207,973 ordinary shares to BCPE Stack Holdings, L.P., and among which 16,030,109 shares were transferred to Lotus Walk Inc. on July 15, 2019, (iv) 25,019,459 ordinary shares to Abiding Joy Limited, (v) 2,501,946 ordinary shares to Stackdata Joy Limited, (vi) 47,536,972 ordinary shares to Datalake Limited, and (vii) 28,335,824 ordinary shares to Stack Joy Limited.

Shareholders’ Agreement

Our currently effective shareholders agreement was entered into on December 31, 2018, as amended on March 14, 2019, by and among our shareholders, and certain other parties named therein. The shareholders’ agreement provides for certain shareholders’ rights and contains provisions governing other corporate governance matters. These special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Description of American Depositary Shares

[American Depositary Receipts

                    , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs, which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in             ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at            .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely request the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

[Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made. ]

Disclosure of Interests

[Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the [the NYSE/Nasdaq] and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests. ]

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

Service	Fees

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

[Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).]

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon the cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•

when you owe money to pay fees, taxes and similar charges; when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.]

Shares Eligible For Future Sale

Upon the completion of this offering, we will have         ADSs outstanding, representing          ordinary shares, or approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [NYSE/Nasdaq], we cannot assure you that a regular trading market for ADSs may develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

[Lock-up Agreements

We, [our directors and executive officers and our existing shareholders and option holders] have agreed agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.]

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [NYSE]/[Nasdaq] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Taxation

The following summary of Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of Haiwen & Partners, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company.

Payments of dividends and capital in respect of our ordinary shares (including ordinary shares represented by ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, respectively, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the State Administration of Taxation in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and core management departments that are responsible for daily production, operation and management; (b) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax considerations to a United States Holder (as defined below), under current law, of an investment in our ADSs pursuant to this offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax considerations described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Except as specifically described below, this discussion does not address any of the considerations of holding our ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or ordinary shares).

This discussion applies only to a United States Holder (as defined below) that holds the ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax considerations to any particular investor nor describes all of the tax considerations applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

•

persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to this offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding the ADSs or ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own the ADSs.

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the [NYSE/Nasdaq], as our ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation—PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Any PRC withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Our Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADSs or ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Taxation—PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for the current taxable year or the foreseeable future, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for the current taxable year, or for any future taxable year, or that the IRS will not take a contrary position.

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of our gross income for such year is passive income; or

•	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income,

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we intend to treat our VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the [NYSE/Nasdaq], which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the [NYSE/Nasdaq] and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your tax advisors regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                    ,                    , and                     are acting as the representatives, have severally and not jointly agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below.

Name of Underwriter	Number of ADSs

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the front cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$        per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 840,000 additional ADSs at the public offering price listed on the front cover page of this prospectus less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table.

The table below shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                    ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated total expenses of the offering payable by us, excluding underwriting discounts and commissions, are approximately US$        million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to US$        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

The address of                    is                    . The address of                    is                    . The address of                    is                    .

Listing

We have applied to list the ADSs on the [NYSE/Nasdaq] under the trading symbol “                    .”

Lock-Up Agreements

Subject to certain exceptions, we and all directors and officers and holders of all of our outstanding shares and share-based awards have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

In addition, we have requested the depositary not to accept any deposit of any ordinary shares or deliver any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise, which we have agreed not to do without the prior written consent of the representatives.

The representatives, in their sole discretion, may release the ordinary shares and ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

Stabilization, Short Positions and Penalty Bids

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under their option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option. The underwriters may also sell ADSs in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may, at any time, hold or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Directed Share Program

[At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action may be taken in any jurisdiction other than the U.S. that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Member State unless the prospectus has been approved by the competent authority in such Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

France. Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	offered to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

offered to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	offered in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany. This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered. Any resale in Israel, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy. The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or the CONSOB, pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended, or the Regulation No. 16190, pursuant to Article 34-ter, paragraph 1, letter. b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended, or the Regulation No. 11971; or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly, or sistematicamente, distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea. The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the

Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland. The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Taiwan. The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which we expect to incur in connection with the offer and sale of the ADSs [by us and the selling shareholders]. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC registration fee	US$
Stock exchange market entry and listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, [except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.]

Legal Matters

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Kirkland & Ellis International LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Tian Yuan Law Firm. Kirkland & Ellis International LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

Experts

The consolidated financial statements of BCPE Bridge Stack Limited as of December 31, 2018 and 2019 and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, the People’s Republic of China.

Where You Can Find Additional Information

We have filed a registration statement on Form F-1, including exhibits with the SEC, under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

BCPE BRIDGE STACK LIMITED

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BCPE Bridge Stack Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BCPE Bridge Stack Limited (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Beijing, the People’s Republic of China

April 10, 2020

BCPE BRIDGE STACK LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As at December 31,
	Notes	2018	2019	2019	2019	2019
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity (unaudited)
ASSETS
Current assets
Cash and cash equivalents		104,207	1,038,897	149,228
Restricted cash		4,795	14,365	2,063
Accounts receivable, net of allowance of RMB98 and RMB4,770 (US$685) as of December 31, 2018 and 2019, respectively	5	14,760	304,695	43,767
Value added taxes recoverable		61,931	80,715	11,594
Amount due from related parties	13	—	88,929	12,774
Prepayments and other current assets		2,645	45,530	6,540

Total current assets		188,338	1,573,131	225,966

Non-current assets
Property and equipment, net	6	989,645	4,404,587	632,679
Operating lease right-of-use assets	4	2,939	430,288	61,807
Finance lease right-of use assets	4	156,205	155,347	22,314
Intangible assets	7	21,035	360,749	51,818
Goodwill	8	—	466,320	66,983
Deferred tax assets	11	—	3,611	519
Restricted cash		35,701	66,578	9,563
Derivative assets	2	3,684	—	—
Value added taxes recoverable		—	247,851	35,602
Other non-current assets		1,475	62,721	9,010

Total non-current assets		1,210,684	6,198,052	890,295

Total assets		1,399,022	7,771,183	1,116,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB107,511 (US$15,442 as of December 31, 2019):
Short-term bank loans	10	—	15,000	2,155
Current portion of long-term bank loans	10	33	48,347	6,945
Accounts payable		12,271	959,372	137,805
Amounts due to related parties	13	90,724	60,187	8,645
Income taxes payable	11	32	7,790	1,119
Current portion of operating lease liabilities	4	1,168	37,767	5,425
Current portion of finance lease liabilities	4	16,294	5,485	788
Derivative liabilities	2	920	3,159	454
Accrued expenses and other current liabilities	9	37,902	129,672	18,626

Total current liabilities		159,344	1,266,779	181,962

The accompanying notes are an integral part of the consolidated financial statements

BCPE BRIDGE STACK LIMITED

CONSOLIDATED BALANCE SHEETS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As at December 31,
	Notes	2018	2019	2019	2019	2019
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity (unaudited)
Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB226,933 (US$32,597) as of December 31, 2019):
Long-term bank loans	10	402,771	2,692,154	386,704
Operating lease liabilities	4	189	217,523	31,245
Finance lease liabilities	4	60,013	61,161	8,785
Deferred tax liabilities	11	95,503	211,539	30,386
Derivative liabilities	2	—	6,344	911
Other non-current liabilities		5,311	78,510	11,277

Total non-current liabilities		563,787	3,267,231	469,308

Total liabilities		723,131	4,534,010	651,270

Commitments and contingencies Shareholders’ equity:
Ordinary shares (par value of US$0.00001 per share, 5,000,000,000 shares authorized; 168,092,123 and 560,918,153 shares issued and outstanding as of December 31, 2018 and 2019, respectively)		8	34	5	34	5
Additional paid-in capital		798,559	3,512,291	504,509	3,518,561	505,410
Statutory reserves	17	—	13,908	1,998	13,908	1,998
Accumulated other comprehensive income	15	18,044	40,011	5,747	40,011	5,747
Accumulated deficit		(140,720)	(329,071)	(47,268)	(396,341)	(56,931)

Total shareholders’ equity		675,891	3,237,173	464,991	3,176,173	456,229

Total liabilities and shareholders’ equity		1,399,022	7,771,183	1,116,261

The accompanying notes are an integral part of the consolidated financial statements

BCPE BRIDGE STACK LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
Revenue
Colocation services
Third parties		—	583,277	83,782
Related party	13	—	95,071	13,656

		—	678,348	97,438
Colocation rental		93,423	128,870	18,511
Others		5,061	45,792	6,578

Total revenue	3	98,484	853,010	122,527

Cost of revenue
Colocation services		—	(422,254)	(60,653)
Colocation rental		(132,766)	(152,961)	(21,971)
Others		(2,494)	(35,006)	(5,028)

Gross profit		(36,776)	242,789	34,875
Operating expenses
Selling and marketing expenses		(5,092)	(47,496)	(6,822)
General and administrative expenses		(57,980)	(232,837)	(33,445)
Research and development expenses		—	(24,510)	(3,521)
Impairment of goodwill	8	(21,598)	—	—

Total operating expenses		(84,670)	(304,843)	(43,788)

Operating loss		(121,446)	(62,054)	(8,913)
Interest income		97	7,161	1,029
Interest expense		(24,344)	(102,290)	(14,693)
Foreign exchange gain (loss)		808	(2,438)	(350)
Changes in fair value of financial instruments	2	2,643	(11,189)	(1,607)
Other, net		1,322	(633)	(91)

Loss before income taxes		(140,920)	(171,443)	(24,625)
Income tax benefit	11	2,759	1,742	250

Net loss		(138,161)	(169,701)	(24,375)

Less: Net income attributable to non-controlling interests		—	4,742	681

Net loss attributable to BCPE Bridge Stack Limited		(138,161)	(174,443)	(25,056)

Net loss per share:
Basic and diluted		(1.42)	(0.44)	(0.06)
Shares used in the net loss per share:
Basic and diluted		97,550,502	397,153,121	397,153,121
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments		18,032	21,967	3,155

Comprehensive loss		(120,129)	(147,734)	(21,220)
Less: Comprehensive income attributable to non-controlling interests		—	4,742	681

Comprehensive loss attributable to BCPE Bridge Stack Limited		(120,129)	(152,476)	(21,901)

The accompanying notes are an integral part of the consolidated financial statements

BCPE BRIDGE STACK LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Total BCPE Bridge Stack Limited shareholders’ equity	Non-controlling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	1	—	3,381	—	12	(2,559)	834	—	834
Net loss	—	—	—	—	—	(138,161)	(138,161)	—	(138,161)
Capital contribution from shareholders	168,092,122	8	795,178	—	—	—	795,186	—	795,186
Other comprehensive income	—	—	—	—	18,032	—	18,032	—	18,032

Balance as of December 31, 2018	168,092,123	8	798,559	—	18,044	(140,720)	675,891	—	675,891

Net (loss)/income	—	—	—	—	—	(174,443)	(174,443)	4,742	(169,701)
Capital contribution from shareholders	364,490,206	23	2,345,247	—	—	—	2,345,270	—	2,345,270
Capital contribution from non-controlling interests of a subsidiary*	—	—	—	—	—	—	—	300,000	300,000
Purchase of non-controlling interests*	28,335,824	3	304,739	—	—	—	304,742	(304,742)	—
Share-based compensation (Note 12)	—	—	63,746	—	—	—	63,746	—	63,746
Appropriation of statutory reserves	—	—	—	13,908	—	(13,908)	—	—	—
Other comprehensive income	—	—	—	—	21,967	—	21,967	—	21,967

Balance as of December 31, 2019	560,918,153	34	3,512,291	13,908	40,011	(329,071)	3,237,173	—	3,237,173

Balance as of December 31, 2019 (US$)	560,918,153	5	504,509	1,998	5,747	(47,268)	464,991	—	464,991

*

On March 14, 2019, the non-controlling interests made a pro-rata contribution to a subsidiary of the Group. In July 2019, the Company subsequently repurchased this outstanding non-controlling interests through the issuance of ordinary shares amounting to US$44,118. The acquisition of the non-controlling interests by the Company was accounted for as an equity transaction. The difference between the consideration transferred and the carrying amount of the non-controlling interests is recognized as an adjustment to additional paid-in capital.

The accompanying notes are an integral part of the consolidated financial statements

BCPE BRIDGE STACK LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Net loss	(138,161)	(169,701)	(24,375)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	88,630	242,424	34,822
Share-based compensation	—	63,746	9,157
Impairment of goodwill	21,598	—	—
Loss on disposal of long-lived assets	—	47	7
Allowance for doubtful accounts	80	5,265	756
Deferred income taxes	(3,314)	(2,373)	(341)
Changes in fair value of financial instruments	(2,643)	11,189	1,607
Foreign exchange (gain) loss	(808)	2,438	350
Loss on debt extinguishment	—	4,567	656
Amortization of debt issuance cost	1,027	10,887	1,564
Changes in operating assets and liabilities:
Accounts receivable	4,003	(160,595)	(23,068)
Amount due from related parties	—	(420)	(60)
Value added taxes recoverable	—	(11,482)	(1,649)
Other current assets	12,587	(11,225)	(1,612)
Operating lease right-of-use assets	401	(7,065)	(1,015)
Other non-current assets	(1,475)	12,797	1,838
Accounts payable	(20,424)	46,274	6,647
Income taxes payable	(201)	(1,007)	(145)
Amount due to related parties	191	(32,578)	(4,680)
Accrued expenses and other current liabilities	7,855	29,988	4,307
Operating lease liabilities	(258)	5,510	791
Other non-current liabilities	5,311	1,481	213

Net cash (used in) generated from operating activities	(25,601)	40,167	5,770

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,052,325)	(1,611,487)	(231,477)
Purchase of land use rights	—	(30,346)	(4,359)
Proceeds from sale of property and equipment	8	234	34
Cash paid for business combination, net of cash acquired	—	(1,879,040)	(269,907)

Net cash used in investing activities	(1,052,317)	(3,520,639)	(505,709)

The accompanying notes are an integral part of the consolidated financial statement

BCPE BRIDGE STACK LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from shareholders	866,323	2,274,133	326,659
Principal portion of lease payments	(75,851)	(11,105)	(1,595)
Proceeds from short-term bank loans	—	15,000	2,155
Proceeds from long-term bank loans	407,247	2,408,457	345,953
Payment of debt issuance cost	(10,785)	(68,897)	(9,896)
Contribution from non-controlling interests of a subsidiary	—	300,000	43,092
Repayment of long-term bank loans	(9,562)	(461,260)	(66,256)

Net cash generated from financing activities	1,177,372	4,456,328	640,112

Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(104)

Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	140,069

Cash, cash equivalents and restricted cash at beginning of year	25,358	144,703	20,785

Cash, cash equivalents and restricted cash at end of year	144,703	1,119,840	160,854

Supplemental disclosures of cash flow information:
Cash and cash equivalents	104,207	1,038,897	149,228
Restricted cash	40,496	80,943	11,626
Interest expense paid	14,295	83,872	12,048
Income taxes paid	206	1,020	147
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	9,086	524,843	75,389
Purchase of non-controlling interests through issuance of ordinary shares	—	304,742	43,773

The accompanying notes are an integral part of the consolidated financial statement

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION

BCPE Bridge Stack Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on December 27, 2018. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of internet data center (“IDC”) colocation and rental services in Asia-Pacific emerging markets. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are primarily located in the People’s Republic of China (the “PRC” or “China”), and Malaysia. As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities and transfer of businesses under common control (the “Reorganization”), became the parent entity of its subsidiaries, the variable interest entities and the subsidiaries of the variable interest entities. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

In preparation for the Company’s planned initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Company and to transfer the IDC colocation and rental businesses to the Company.

(i)

Integral Investments South Asia III was incorporated on March 24, 2016 and, on November 1, 2017, acquired Bridge Data Centres Malaysia Sdn Bhd, which is engaged in the IDC rental business (collectively, “Bridge Group”). The ultimate controlling shareholder of Investments South Asia III was the same as the Company.

(ii)

On November 27, 2018, Stack Midco Limited was incorporated as a limited liability company in the Cayman Islands. The ultimate controlling shareholder of Stack Midco Limited is the same as the Company. On April 26, 2019, Stack Midco Limited purchased 100% equity interest of Chindata (Xiamen) Science and Technology Co., Ltd. (“Chindata Xiamen”), which is engaged in the IDC colocation business for a total purchase consideration of approximately RMB2,772,317 (Note 16). Stack Midco Limited together with Chindata Xiamen are collectively hereinafter referred to as the Stack Group.

(iii)

On July 15, 2019 (“Reorganization Date”), the Company entered into a series of business and assets transfer agreements with Stack Group and Bridge Group, respectively, pursuant to which Stack Group and Bridge Group transferred all the operating assets and liabilities related to their IDC colocation and rental businesses, respectively, to the Company.

As all the Company, Integral Investments South Asia III and Stack Midco Limited are under common control before and after the Reorganization Date, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. All of the revenues and costs of conducting the IDC colocation and rental businesses incurred by Stack Group and Bridge Group, respectively, prior to the Reorganization but after the ultimate controlling shareholder obtained control were reflected in the Company’s consolidated statements of comprehensive loss.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION  (Continued)

As of December 31, 2019, the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, are as follows:

Name	Date of establishment/ acquisition	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities
Stack Midco Limited	November 27, 2018	Cayman	100%	Investment holding
Suzhou Stack Data Technology Company Limited (“Suzhou Stack”)*	December 10, 2018	PRC	100%	Provision of technical and consulting services
Hebei Stack Data Technology Company Limited (“Hebei Stack”)*	July 10, 2019	PRC	100%	Provision of technical and consulting services
Chindata (Xiamen) Science and Technology Co., Ltd	April 26, 2019	PRC	100%	Provision of IDC colocation services
Chindata (Hebei) Co., Ltd.	April 26, 2019	PRC	100%	Provision of IDC colocation services
Datong Qinhuai Data Company Limited	April 26, 2019	PRC	100%	Provision of IDC colocation services
Bridge Data Centres Malaysia Sdn Bhd	November 1, 2017	Malaysia	100%	Provision of IDC colocation rental services
Variable interest entities:
Sitan (Beijing) Data Technology Company Limited (“Beijing Sitan”)	December 19, 2018	PRC	Nil	Provision of IDC colocation services
Hebei Qinshu Information Technology Company Limited (“Hebei Qinshu”)	July 10, 2019	PRC	Nil	Provision of IDC colocation services
Variable interest entities’ subsidiaries:
Chindata (Beijing) Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Sidake Hebei Data Technology Company Limited	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Datong Sitan Data Science and Technology Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Chindata (Shenzhen) Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services

*	each or collectively referred to as the “WFOE”.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION  (Continued)

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Beijing Sitan and Hebei Qinshu, and subsidiaries of the variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIEs to Stack Midco Limited, which is a wholly-owned subsidiary of the Company. Therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Power of Attorneys

Pursuant to the Power of Attorneys among Suzhou Stack, Beijing Sitan and its Nominee Shareholders, the Nominee Shareholders agreed to entrust to the Suzhou Stack an irrevocable proxy to exercise all of their voting rights as shareholders of Beijing Sitan and approve on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of Beijing Sitan. Suzhou Stack is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The Power of Attorneys remains valid for as long as the Nominee Shareholders remains shareholders of Beijing Sitan. Suzhou Stack may terminate the Power of Attorneys at its sole discretion, whereas under no circumstances may Beijing Sitan or its Nominee Shareholders terminate this agreement.

The terms of the Power of Attorneys signed amongst Hebei Stack, Hebei Qinshu and its Nominee Shareholders are the same as the terms described above.

Purchase Option Agreement

Pursuant to the Purchase Option Agreement among Suzhou Stack, Beijing Sitan and its Nominee Shareholders, the Nominee Shareholders irrevocably granted to Suzhou Stack or its designees (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in Beijing Sitan or all or part of the assets held by Beijing Sitan and (ii) an exclusive right to cause the Nominee Shareholders to transfer their equity interest in Beijing Sitan to Suzhou Stack or any designated third party. Suzhou Stack has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the option to purchase all or part of the equity interests in Beijing Sitan or assets held by Beijing Sitan will be the minimum amount of consideration permitted under the then-applicable PRC laws. Without the prior consent of Suzhou Stack, Beijing Sitan and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION  (Continued)

Purchase Option Agreement  (Continued)

beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The Purchase Option Agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Beijing Sitan are transferred to Suzhou Stack or its designated party. Suzhou Stack may terminate the Purchase Option Agreement at its sole discretion, whereas under no circumstances may Beijing Sitan or its Nominee Shareholders terminate this agreement. In April 2020, the Purchase Option Agreement was supplemented such that any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to Suzhou Stack or its designated person(s), to the extent permitted under PRC laws.

The terms of the Purchase Option Agreement signed amongst Hebei Stack, Hebei Qinshu and its Nominee Shareholders are the same as the terms described above.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Suzhou Stack and Beijing Sitan, Suzhou Stack has the exclusive right to provide technical and consulting services to Beijing Sitan related to the IDC business, including but not limited to the technology, management, network support, business consulting, intellectual licensing, equipment or office leasing, market consulting, system integration, product development and system maintenance. Without the prior written consent of Suzhou Stack, Beijing Sitan may not accept any services subject to this Exclusive Business Cooperation Agreement from any third party, while Suzhou Stack has the right to designate any party to provide such services. In return, Beijing Sitan agrees to pay a service fee to Suzhou Stack. Suzhou Stack has the right to unilaterally adjust the service fee. The Exclusive Business Cooperation Agreement has an initial term of ten years, which will be automatically extended for a successive ten-year term upon expiration unless terminated by Suzhou Stack at its sole discretion, whereas under no circumstances may Beijing Sitan terminate this agreement.

The terms of the Exclusive Business Cooperation Agreement signed between Hebei Stack and Hebei Qinshu are the same as the terms described above.

Equity Pledge Agreement

Under the Equity Pledge Agreement among Suzhou Stack, Beijing Sitan and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Beijing Sitan to Suzhou Stack to guarantee performance of Beijing Sitan and their obligations under the Contractual Agreements described above. During the term of the Equity Pledge Agreement, Suzhou Stack has the right to receive all of Beijing Sitan’s dividends and profits distributed on the pledged equity. In the event of a breach by Beijing Sitan or any of its Nominee Shareholders of the contractual obligations under the Equity Pledge Agreement, Suzhou Stack, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Sitan and will have priority in receiving the proceeds from such disposal. Beijing Sitan and its Nominee Shareholders, undertake that, without the prior written consent of Suzhou Stack, they will not transfer, or create or allow any encumbrance on the pledged equity

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION  (Continued)

Equity Pledge Agreement  (Continued)

interests. The Equity Pledge Agreement will be valid until Beijing Sitan and its Nominee Shareholders fulfill all contractual obligations under the Contractual Agreement.

The terms of the Equity Pledge Agreement signed amongst Hebei Stack, Hebei Qinshu and its Nominee Shareholders are the same as the terms described above.

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letter, Stack Midco Limited is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. Stack Midco Limited will not request repayment of the loans or borrowings if the VIEs or its Nominee Shareholders do not have sufficient funds or are unable to repay.

Resolution of the Board of Directors of Stack Midco Limited

The Board of Directors of Stack Midco Limited resolved that the rights under the Power of Attorneys and the Purchase Option Agreement were assigned to the Board of Directors of Stack Midco Limited or any officer authorized by the Board of Directors.

In the opinion of the Company’s legal counsel, i) the ownership structure of the Company, including its subsidiaries in the PRC and VIEs are in compliance with all existing PRC laws and regulations; and (ii) each of the Contractual Agreements with Stack Midco Limited, the WFOE, VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; (iii) the resolutions are valid in accordance with the articles of association of Stack Midco Limited and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual agreements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION  (Continued)

that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31,
	2019	2019
	RMB	US$
Current assets
Cash and cash equivalents	78,706	11,305
Accounts receivable, net	281,619	40,452
Amounts due from subsidiaries of the Group	299,240	42,983
Value added taxes recoverable	11,911	1,711
Amounts due from related parties	88,929	12,774
Prepayments and other current assets	3,591	516

Total current assets	763,996	109,741

Non-current assets
Property and equipment, net	70,872	10,180
Operating lease right-of-use assets	251,193	36,082
Intangible assets	22,706	3,262
Amounts due from subsidiaries of the Group	300,000	43,092
Other non-current assets	8,175	1,174

Total non-current assets	652,946	93,790

Total assets	1,416,942	203,531

Current liabilities
Accounts payable	19,569	2,811
Income taxes payable	174	25
Amounts due to subsidiaries of the Group	997,535	143,287
Amounts due to related parties	14,539	2,088
Current portion of operating lease liabilities	37,401	5,372
Accrued expenses and other current liabilities	35,828	5,146

Total current liabilities	1,105,046	158,729

Non-current liabilities
Operating lease liabilities	217,321	31,216
Deferred tax liabilities	5,206	748
Other non-current liabilities	4,406	633

Total non-current liabilities	226,933	32,597

Total liabilities	1,331,979	191,326

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION  (Continued)

	For the year ended December 31,
	2019	2019
	RMB	US$
Revenue	712,115	102,289
Net income	29	4
Net cash generated from operating activities	80,433	11,553
Net cash used in investing activities	(14,762)	(2,120)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, and operating lease right-of-use assets. The VIEs contributed an aggregate of 83% of the Group’s consolidated revenue for the year ended December 31, 2019, after elimination of inter-entity transactions.

As of December 31, 2019, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs for which a wholly-owned subsidiary of the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties and the VIEs are consolidated from the date on which control is obtained by the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, the purchase price allocation with respect to business combinations, the fair value of the contingent receivable, useful lives of long-lived assets, impairment of long-lived assets and goodwill, realization of deferred tax assets, measurement of right-of-use assets and lease liabilities, share-based compensation expense, and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9618 per US$1.00 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and the subsidiaries in Cayman is U.S. dollars (“US$”). The functional currency of the Company’s subsidiaries in Malaysia is the Malaysian Ringgit (“MYR”). The functional currency of the Company’s subsidiaries and the VIEs located in the PRC is RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in “accumulated other comprehensive income”, a component of shareholders’ equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

Restricted cash

Restricted cash primarily represent cash and cash equivalents, pledged as security for the Group’s long-term bank loans.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off when deemed uncollectible.

Capitalized interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in construction in progress in accordance with ASC 835, Interest (“ASC 835”). The capitalization of interest commences when expenditure for the asset is being incurred, interest

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Capitalized interest  (Continued)

costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to RMB24,344 and RMB120,170 (US$17,261), of which RMB nil and RMB17,880(US$2,568) were capitalized for the years ended December 31, 2018 and 2019, respectively.

Derivative instruments

ASC Topic 815, Derivatives and Hedging (“ASC 815”), requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivatives represent forward exchange rate contracts and interest rate swap that did not qualify for hedge accounting in accordance with ASC 815. The derivatives are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the consolidated statements of comprehensive loss within “Changes in fair value of financial instruments”. As of December 31, 2018 and 2019, the total notional amount of the derivative contracts was MYR644,654, respectively. A gain of RMB2,643 and loss of RMB12,316 (US$1,769) was recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2018 and 2019, respectively. The estimated fair value of the derivatives are determined at discrete points in time with reference to the market rates using industry standard valuation techniques. The fair value of the Group’s derivatives were determined utilizing market observable forward exchange rates. During all periods presented, there were no changes in valuation technique; or transfers in and out of each level.

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, derivatives, contingent receivable, amounts due from and due to related parties, accounts payable, certain other current assets and liabilities, short-term bank loans and long-term bank loans. The carrying amount of the long-term bank loans approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The derivatives and contingent receivable were recorded at fair value as determined on the respective issuance or origination date and subsequently adjusted to its fair value at each reporting date. The Group determined the fair values of the derivatives and contingent receivable with the assistance of an independent appraiser. The Group applies ASC 820 Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Fair value measurements  (Continued)

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Derivative assets	—	3,684	—
Derivative liabilities	—	920	—

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Derivative liabilities	—	9,503	—
Contingent receivable (Note 16)	—	—	14,630

The Group measured the fair value of its contingent receivable on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2019. The valuation technique, inputs and corresponding impact to the fair value are as follows:

Financial instrument	Valuation technique	Unobservable input	Range
Contingent receivable	Monte-Carlo simulation model	Weighted average cost of capital	12.5%
		Performance targets	RMB14,000 to RMB18,000

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Fair value measurements  (Continued)

The following table presents a reconciliation of all financial instruments measured at fair value on a recurring basis using Level 3 unobservable inputs:

Contingent receivable
RMB
Balance as of December 31, 2018	—
Recognized during the year ended December 31, 2019	13,503
Fair value change	1,127

Balance as of December 31, 2019	14,630

The amount of total gain for the year ended December 31, 2019	1,127

The amount of total gain for the year ended December 31, 2019 (US$)	162

The Group did not transfer any assets or liabilities in or out of Level 3 during the year ended December 31, 2019.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Buildings	20 to 40 years
Data center equipment	10 to 20 years
Furniture and office equipment	3 to 5 years
Computers and network equipment	5 years
Motor vehicles	5 years
Purchased software	5 years
Leasehold improvements	Lesser of useful life or lease term

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Inventories

Inventories are comprised of low value consumables used in delivering the Group’s services such as wires and cables. Inventories as of December 31, 2018 and 2019 amounted to RMB535 and RMB1,245 (US$179), respectively.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Acquired customer relationships	5 to 10 years

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Group operates and manages its business as a single segment through the provision of a single class of standardized IDC services in Asia-Pacific emerging markets. Therefore, the Group’s CODM, who has been identified as the Board of Directors, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole (Note 19).

Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Business combinations  (Continued)

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, the Group allocates the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”), the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2018, the Group had a single reporting unit that also represents its operating segment. Subsequent to the acquisition of the Stack Group (Note 16) and the Reorganization (Note 1) in July 2019, the Group determined that there are two reporting units as of December 31, 2019. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to Accounting Standards Update (“ASU”) No. 2011-08, Intangibles—Goodwill and Other (“ASU 2011-08”), the Group can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The Group has early adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), pursuant to which the Group will apply a quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Group fully impaired the goodwill recorded as of December 31, 2018, and no impairment of goodwill was recorded during the year ended December 31, 2019 (Note 8).

Asset retirement costs

A majority of the Group’s buildings are self-owned. Therefore, the Group’s asset retirement obligations are limited to its leased building space. The leased building space is subject to long-term arrangements, which in certain cases require the leased building space to be returned to the landlords in its original condition. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the useful life of the asset or the term of the lease subsequent to the initial measurement. The Group accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in cost of revenues. Asset retirement obligations are recorded in other non-current liabilities with the balance of RMB nil and RMB3,885 (US$558) as of December 31, 2018 and 2019, respectively.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive loss.

Leases

In February 2016, ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) was issued to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheets. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under ASC 842, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Group elected to early adopt ASC 842 effective January 1, 2017 concurrent with the adoption of Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach and applied the transition method at the beginning of the year of adoption.

The Group determines if an arrangement is a lease at inception. The lease agreements include both lease and non-lease components, which the Group availed itself of the practical expedient for lessees and lessors and elected an accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee accounting

The Group recognizes ROU assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in the Group’s leases is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option. Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets.

The Group has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Group’s policy election to combine lease and non-lease components for its leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Leases  (Continued)

Lessee accounting  (Continued)

Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.

Lessor accounting

The Group’s lessor portfolio consists of only operating leases for the periods presented. The Group’s policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606 if the non-lease component is predominant.

Revenue recognition

Effective January 1, 2017, the Group elected to adopt the requirements of ASC 606 using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation services

The Group provides integrated IDC colocation services including utilities, hosting, cooling, operating and maintaining (collectively, “Colocation Resources”) its customers’ servers and equipment in the Group’s buildings in the PRC. The nature of the Group’s performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. The Group is a lessor in some of its IDC colocation service arrangements and the lease component qualifies as an operating lease. Under ASC 842, these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Revenue recognition  (Continued)

Colocation services  (Continued)

treatment for the predominant component. The Group applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components is predominant.

For contracts that the Group’s efforts or inputs are expended evenly throughout the performance period, the Group recognizes revenue over time using a time-based measure, on a straight-line basis. For contracts that the Group’s efforts or inputs are not expended evenly throughout the performance period, the Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.

Colocation rental

The Group rents out hyperscale data center space to customers in Malaysia. The Group applied the practical expedient to account for lease and non-lease components associated with the lease as a single lease component under ASC 842 as the lease component is predominant. Colocation rental revenue is recognized on a straight-line basis over the lease term.

Others

Others mainly includes fiber optic cable fitting services provided at the customers’ request. The Group uses construction progress reports, an output measure, to recognize revenue over time as it most faithfully depicts the Group’s performance toward complete satisfaction of the performance obligation.

Cost of revenues

Cost of revenues consists mainly of bandwidth costs, utility fees, depreciation of property and equipment, rental costs, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

Research and development expense

Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Group expenses research and development costs as they are incurred.

Government grants

Government grants received from provincial and local governments are related to acquisition of assets. The grants are recorded as “deferred government grants” and are included in the accrued expenses and other current liabilities, or other non-current liabilities line items in the consolidated balance sheets when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount will be released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset, as a reduction of the related depreciation expense.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Share-based compensation

The Group applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards are to employees only, were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group uses the accelerated method for all awards granted with graded vesting, and accounts for forfeitures as they occur. The Group, with the assistance of an independent appraiser determined the fair value of the share-based awards granted to employees.

Employee benefit expenses

All eligible employees of the Group in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB nil and RMB16,210 (US$2,328) for the years ended December 31, 2018 and 2019, respectively.

The Group also maintains a government mandated employee provident fund schemes to cover employees of its wholly owned subsidiaries in Malaysia. The employee provident fund schemes are considered a defined contribution plan. Employer and employee contributions are made based on various percentages of salaries and wages that vary based on employee age and other factors. The Group’s contributions into the program amounted to RMB1,082 and RMB1,150 (US$165) for the years ended December 31, 2018 and 2019, respectively.

The Group has no further payment obligations once the contributions have been paid.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to the Company by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Share options with performance conditions are considered contingently issuable shares and are only included in the computation of diluted loss per share to the extent that the performance conditions are met such that the share options are exercisable at the end of the reporting period, assuming it was the end of the contingency period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and contingent receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2018 and 2019, the Group had two customers with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Concentration of risks  (Continued)

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Two customers accounted for 32.8% and 21.8%, respectively, of total revenues during the year ended December 31, 2018, and 68.2% and 11.1%, respectively, of total revenues during the year ended December 31, 2019.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing liabilities. As of December 31, 2019, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB14,863 (US$2,135).

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 5.5% and 1.3% during the year ended December 31, 2018 and 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Concentration of risks  (Continued)

Foreign currency exchange rate risk  (Continued)

convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

Unaudited pro forma shareholders’ equity

The Company will recognize a (i) one-time share-based compensation expense for share-based awards subject to accelerated vesting (Note 12); and (ii) one-time consulting agreements’ termination expense that will be paid in cash, upon the completion of an IPO. The pro forma share-based compensation expense was measured using the grant date fair value of the awards. The pro forma one-time consulting agreements’ termination expense was measured based on a formula stipulated in the consulting agreements. Unaudited pro forma shareholders’ equity as of December 31, 2019, as adjusted for the (i) one-time share-based compensation expense reflected as an adjustment to additional paid-in capital and accumulated deficit; and (ii) one-time consulting agreements’ termination expense reflected as an adjustment to accumulated deficit, is set forth on the consolidated balance sheet.

Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Recent accounting pronouncements  (Continued)

disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Group does not believe this standard will have a material impact on the consolidated financial statements.

3. REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Colocation services recognized over time	—	678,348	97,438
Colocation rental recognized over time	93,423	128,870	18,511
Others recognized over time	5,061	45,792	6,578

	98,484	853,010	122,527

4. LEASE

Lessee Accounting

The Group’s leases consist of the leasing of building and office space, land, fiber optics and certain equipment. The Group’s land use rights represent land leased for constructing and operating IDC colocation services in the PRC. The land use rights represent lease prepayments that are amortized over the term of the land use rights, which is 50 years. The Group’s remaining leases have remaining lease terms of up to 28 years, some of which include options to extend the leases that have not been included in the calculation of the Group’s ROU assets and lease liabilities. Variable lease payments were immaterial for the periods presented.

The components of lease expense were as follows:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Operating lease cost	2,798	24,224	3,480
Finance lease cost:
Amortization of ROU assets	1,321	2,302	331
Interest on lease liabilities	4,775	6,629	952
Short-term lease cost	—	1,661	239

	8,894	34,816	5,002

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

4. LEASE  (Continued)

Lessee Accounting  (Continued)

Maturities of lease liabilities are as follows:

	Operating Leases		Finance Leases
	RMB	US$	RMB	US$
Year ending December 31, 2020	39,203	5,632	5,621	807
Year ending December 31, 2021	36,245	5,206	5,733	823
Year ending December 31, 2022	32,702	4,697	5,840	839
Year ending December 31, 2023	28,421	4,082	5,950	855
Year ending December 31, 2024 and thereafter	303,665	43,619	192,501	27,651

Total lease payments	440,236	63,236	215,645	30,975

Less imputed interest	(184,946)	(26,566)	(148,999)	(21,402)

Present value of lease liabilities	255,290	36,670	66,646	9,573

Other supplemental information related to leases is summarized below:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	2,703	21,092	3,030
Operating cash flows used in finance leases	4,956	6,599	948
Financing cash flows used in finance leases	75,691	9,230	1,326
Lease liabilities arising from obtaining right-of-use assets
Operating leases	1,357	13,044	1,874
Finance leases	62,404	178	26

	As at December 31,
	2018	2019
Weighted-average remaining lease term (years)
Operating leases	1.20	14.53
Finance leases	28.72	28.24
Weighted-average discount rate
Operating leases	5.11%	8.58%
Finance leases	9.14%	9.06%

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

4. LEASE  (Continued)

Lessor Accounting

The Group’s lease contracts in Malaysia do not have the option to extend or terminate the lease or provide the customer the right to purchase the asset at the end of the contract term. Instead, renewal of such contracts requires negotiation of mutually agreed upon terms by both parties. As of December 31, 2019, minimum lease payments expected to be collected, which reconciles to the total undiscounted minimum lease payments reflected in the table below, were as follows:

	As at December 31, 2019
	RMB	US$
Year ending December 31, 2020	68,312	9,812
Year ending December 31, 2021	49,002	7,039
Year ending December 31, 2022	46,006	6,608
Year ending December 31, 2023	43,226	6,209
Year ending December 31, 2024 and thereafter	—	—

Total	206,546	29,668

Unearned interest income	(39,858)	(5,725)

Lease receivable, net	166,688	23,943

5. ACCOUNTS RECEIVABLE

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Accounts receivable	14,858	309,465	44,452
Allowance for doubtful accounts	(98)	(4,770)	(685)

Accounts receivable, net	14,760	304,695	43,767

The movements in the allowance for doubtful accounts were as follows:

	2018	2019	2019
	RMB	RMB	US$
Balance at beginning of the year	879	98	14
Provisions	80	4,710	677
Write-offs	(861)	(38)	(6)

Balance at end of the year	98	4,770	685

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

6. PROPERTY AND EQUIPMENT

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Buildings	411,920	1,190,980	171,073
Data center equipment	646,550	2,375,136	341,167
Furniture and office equipment	6,379	13,560	1,948
Computers and network equipment	—	9,928	1,426
Motor vehicles	1,187	3,873	556
Purchased software	—	3,608	518
Leasehold improvements	8,886	32,202	4,626
Construction in progress	38,772	1,111,263	159,623

	1,113,694	4,740,550	680,937
Less: accumulated depreciation	(124,049)	(335,963)	(48,258)

Property and equipment, net	989,645	4,404,587	632,679

Depreciation expense for the years ended December 31, 2018 and 2019 was RMB83,910 and RMB208,415 (US$29,937), respectively

On May 8, 2018, the Group completed the acquisition of two buildings located in Malaysia to optimize its revenue generating capability in Malaysia. The acquisition was concentrated in a group of assets, the building and associated data center equipment. Thus, the Group has concluded that the transaction is an asset acquisition as it does not meet the accounting definition of a business combination. The total acquisition cost was allocated based on the relative fair values of the assets acquired, as follows:

	RMB	US$
Building	316,989	45,533
Data center equipment	564,628	81,104

Total cost	881,617	126,637

7. INTANGIBLE ASSETS

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Acquired customer relationships	26,616	399,255	57,349
Less: accumulated amortization	(5,581)	(38,506)	(5,531)

Intangible assets, net	21,035	360,749	51,818

The Group recorded amortization expense of RMB4,721 and RMB32,760 (US$4,706), respectively, for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, estimated amortization expense of the existing intangible assets for each of the next five years is RMB42,117, RMB42,117, RMB42,117, RMB39,154 and RMB37,203, respectively.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

8. GOODWILL

	Reporting units
	Stack Group	Bridge Group	Total
Balance as of January 1, 2018	—	21,320	21,320
Impairment loss	—	(21,598)	(21,598)
Foreign exchange effect	—	278	278

Balance as of December 31, 2018	—	—	—
Goodwill acquired (Note 16)	466,320	—	466,320

Balance as of December 31, 2019	466,320	—	466,320

Balance as of December 31, 2019 (US$)	66,983	—	66,983

For the year ended December 31, 2018, the costs of integrating the business of Bridge Group exceeded the benefits of the acquisition due to stiff competition during the year ended December 31, 2018, therefore, the Group applied the one-step quantitative test and fully impaired the goodwill. The fair value of the reporting unit was determined using the discounted cash flow (“DCF”) method.

For the year ended December 31, 2019, the Group performed a qualitative assessment based on the requirements of ASC 350-20. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Payroll payable	554	25,762	3,700
Interest payable	4,250	8,472	1,217
Deferred government grants	—	4,092	588
Other tax and surcharges payable	2,162	23,510	3,377
Accrued expenses	27,782	52,485	7,539
Others	3,154	15,351	2,205

	37,902	129,672	18,626

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10. BANK LOANS

The Group’s borrowings consisted of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Secured short-term bank loan (1)	—	15,000	2,155

	—	15,000	2,155

The weighted average interest rate on short-term bank loan as of December 31, 2019 was 5.66%.

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Secured long-term bank loan (1)	—	349,319	50,177
Secured long-term bank loan (2)		1,122,983	161,306
Secured long-term bank loan (3)		854,621	122,759
Secured long-term bank loan (4)	402,666	413,474	59,392
Other	138	104	15

	402,804	2,740,501	393,649

(1)

The loan facility includes a long-term loan facility amounted to RMB549,000 and a short-term revolving loan facility amounted to RMB15,000. This loan facility is guaranteed by a subsidiary of the Group; and is secured by certain subsidiaries’ accounts receivable, property and equipment and land use rights with net book value of RMB38,671, RMB484,844 and RMB16,635, respectively. This loan facility is also secured by the subsidiary’s shares. The Group has drawn down RMB364,651 and RMB15,000, respectively, of the term loan and the revolving loan facility as of December 31, 2019.

(2)

The loan facility amounted to RMB1,170,000 and is guaranteed by a subsidiary of the Group. The loan facility is secured by the designated subsidiaries’ accounts receivable, property and equipment and land use rights with net book value of RMB151,973, RMB931,345 and RMB82,199 respectively. The loan facility is also secured by the designated subsidiaries’ shares. The Group has drawn down the facility in full as of December 31, 2019.

(3)

The loan facility amounted to US$175,000 and is guaranteed by designated subsidiaries of the Group. This loan is secured by all property, assets, and deposits of designated subsidiaries. The Group has drawn down US$125,000 of this loan facility as of December 31, 2019.

(4)

The loan facility includes a term loan facility amounting to MYR248,000. The loan is secured by assets and deposits of the designated subsidiary. The Group has drawn down MYR248,000 of the term loan facility as of December 31, 2019.

Management assessed that there were no breach of its loan covenants for all its bank borrowings as of December 31, 2018 and 2019. As of December 31, 2018, and 2019, unused loan facilities for bank borrowings amounted to RMB nil and RMB532,439 (US$76,480), respectively. The weighted average interest rate on long-term bank loans as of December 31, 2018 and 2019 was 7.56% and 8.36%, respectively.

On April 30, 2019, the Group terminated a long-term loan facility and repaid in full the outstanding indebtedness and accrued interest amounting to RMB456,660 and RMB732, respectively. The Group accounted for this termination as a debt extinguishment pursuant to ASC 470-50, Debt—Modifications and Exchanges (“ASC 470-50”) and recorded an extinguishment loss amounting to RMB4,567 within “Others, net” in the consolidated statements of comprehensive loss.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10. BANK LOANS  (Continued)

As of December 31, 2019, the loan principal will be due according to the following schedule:

	RMB	US$
2020	63,347	9,099
2021	153,783	22,090
2022	1,148,167	164,924
2023	343,689	49,368
2024 and thereafter	1,124,468	161,520

	2,833,454	407,001

11. TAXATION

Enterprise income tax

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Chindata (Hebei) Co., Ltd. being qualified as a High New Technology Enterprise (“HNTE”) is entitled to the preferential income tax rate of 15% for three years from 2018 to 2020. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s Malaysian subsidiary subject to income tax at the statutory rate of 24% in accordance with Malaysia corporate income tax laws and regulations.

Profit/(loss) before income taxes consists of:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
PRC	—	77,079	11,072
Non-PRC	(140,920)	(248,522)	(35,697)

	(140,920)	(171,443)	(24,625)

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. TAXATION  (Continued)

Enterprise income tax  (Continued)

The current and deferred components of income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Current income tax	555	631	91
Deferred income tax	(3,314)	(2,373)	(341)

	(2,759)	(1,742)	(250)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Loss before income tax	(140,920)	(171,443)	(24,625)
Income tax computed at the PRC statutory tax rate of 25%	(35,230)	(42,861)	(6,157)
Effect of differing tax rates in different jurisdictions	4,150	23,599	3,390
Effect of PRC preferential tax rates	—	(3,346)	(481)
Research and development super-deduction	—	(4,001)	(575)
Non-deductible expenses and non-taxable income, net*	19,446	384	56
Change in valuation allowance	8,875	24,483	3,517

Income tax benefit	(2,759)	(1,742)	(250)

*	Primarily represents share-based compensation expense, impairment of goodwill, other non-deductible professional expenses, and income from entities not subject to income tax.

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets
Tax loss carry forward	39,643	67,708	9,726
Unabsorbed capital allowance	32,300	50,475	7,250
Depreciation and amortization expense	—	18,809	2,702
Accrued expenses and others	735	16,865	2,422
Less: Valuation allowance*	39,643	73,997	10,629

	33,035	79,860	11,471

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. TAXATION  (Continued)

Deferred tax  (Continued)

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax liabilities
Property and equipment	121,013	173,777	24,961
Acquisition of intangible assets	5,048	89,474	12,852
Debt issuance cost	—	15,588	2,239
Others	2,477	8,949	1,286

	128,538	287,788	41,338

Presentation in the consolidated balance sheets:
Deferred tax assets	—	3,611	519
Deferred tax liabilities	95,503	211,539	30,386

Net deferred tax liabilities	95,503	207,928	29,867

*

Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities and projections for future taxable income over the periods in which the deferred tax assets are realizable, management recorded full valuation allowance against deferred tax assets of those subsidiaries and VIEs that are in a cumulative loss as of December 31,2018 and 2019, except for the portion that can be realized by matching reversals of deferred tax liabilities.

As of December 31, 2019, the aggregate undistributed earnings from the Company’s WFOE that are available for distribution are RMB274,865 (US$39,482). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and is permanently reinvesting all of its aggregate undistributed earnings. Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical because of the various associated income taxes including withholding income tax that would be payable upon the distribution of those amounts. The VIEs and remaining subsidiaries were in an accumulated deficit position as of December 31, 2019.

As of December 31, 2019, the Group had net losses of approximately RMB285,171 (US$40,962) mainly deriving from entities in the PRC and Malaysia. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities that qualify as HNTE in 2019 and thereafter. The tax losses of entities in the PRC will begin to expire in 2023, if not utilized. The tax losses in Malaysia can be carried forward for seven years to offset future taxable profit. The tax losses of entities in Malaysia will begin to expire in 2024, if not utilized.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income(loss). As of and for the years ended December 31, 2018 and 2019, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. TAXATION  (Continued)

general, the tax authorities have five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2014 through 2019 remain open to examination by the respective tax authorities.

12. SHARE-BASED PAYMENTS

To attract and retain key employees, BCPE Bridge Cayman, L.P. (one of the shareholders of the Company) issued 1,000,000 BCPE Bridge Class B Units to Bridge Management, L.P. (“SBC Platform”) on September 11, 2019. On the same date, the SBC Platform granted 965,000 of its incentive units to certain employees of the Group. Each SBC Platform incentive unit represents one BCPE Bridge Cayman, L.P. Class B Unit (“ISUs”). The ISUs granted are accounted for as equity awards. A portion of the ISUs granted will become vested immediately upon grant, and the remaining portion will become vested generally over a service period of one to five years. Pursuant to the ISU agreements, a predetermined portion of the ISUs granted will be subject to accelerated vesting upon the completion of an IPO.

A summary of the activity is stated below:

	Number of ISUs	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2018	—	n/a
Granted	965,000	17.26
Vested	(437,000)	17.26
Forfeited	(105,000)	17.26

Awarded and unvested as of December 31, 2019	423,000	17.26

Expected to vest at December 31, 2019	423,000	17.26

As of December 31, 2019, there was US$5,721 of total unrecognized employee share-based compensation expenses related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.46 years. The fair value of the ISUs is the fair value of BCPE Bridge Cayman, L.P. Class B units at the grant date, which was determined by allocating the BCPE Bridge Cayman, L.P. equity value between the Class A and Class B units based on the predetermined distribution rate. The BCPE Bridge Cayman, L.P. equity value was determined with the assistance of an independent valuer using the DCF method. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

The share-based compensation expense of RMB63,746 (US$9,157) for the year ended December 31, 2019 is included in “General and administrative expenses” in the consolidated statements of comprehensive loss.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS

a)	Related parties

Affiliate of the Company

Wangsu Science and Technology Limited Corporation (“Wangsu”)

Affiliates of ultimate controlling shareholder of the Company (collectively hereinafter referred to as “Affiliates”)

Bain Capital Private Equity Advisors (China) Ltd.

Bain Capital Private Equity, LP

Bain Capital Mauritius

BCPE Bridge Cayman L.P.

BCC Mauritius Holdings PCC

Affiliates of certain shareholders of the Company (collectively hereinafter referred to as “Shareholder Affiliates”)

Abiding Joy HK Limited

Stackdata Joy HK Limited

Datalake HK Limited

b)	The Group had the following related party transactions:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Purchase of services from Wangsu*	—	104,312	14,983
Net revenue from colocation services provided to Wangsu**	—	95,071	13,656
Management consulting services provided by Affiliates	11,300	16,434	2,361
Management consulting services provided by Shareholder Affiliates	—	8,438	1,212

	11,300	224,255	32,212

*

A portion of the services purchased comprised of certain Colocation Resources purchased from Wangsu, which are not distinct within the context of the Company’s revenue arrangement with Wangsu. Thus, in accordance with ASC 606-10-32-25, the entire consideration for these Colocation Resources (“Consideration Payable”) is accounted for as a reduction of revenue.

**	Colocation services revenue from Wangsu for the period April 26, 2019 to December 31, 2019 have been presented net of Consideration Payable amounting to RMB70,861 (US$10,179), respectively.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS  (Continued)

c)	The Group had the following related party balances at the end of the year:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Amounts due from related parties:
Wangsu	—	88,929	12,774

Amounts due to related parties:
Wangsu	—	29,275	4,205
Affiliates	90,724	22,890	3,288
Shareholder Affiliates	—	8,022	1,152

	90,724	60,187	8,645

All the balances with related parties as of December 31, 2018 and 2019 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the years ended December 31, 2018 and 2019.

14. LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(138,161)	(174,443)	(25,056)
Denominator:
Weighted average number of shares outstanding—basic and diluted*	97,550,502	397,153,121	397,153,121

Basic and diluted loss per share	(1.42)	(0.44)	(0.06)

*

Full consideration has not been received as of December 31, 2019 for 5,798,327 shares that were issued during the year. For purposes of computing basic loss per share in accordance with ASC 260-10-55-23, these shares were included in the weighted average number of shares outstanding for the year ended December 31, 2019 as these shares are entitled to participate in dividends. In March 2020, the Company received a majority of the consideration due.

ISUs granted to employees are not factored in the computation of basic diluted loss per share as they represent Class B Units of one of the shareholders of the Company (Note 12).

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1, 2018	12
Foreign currency translation adjustments, net of tax of nil	18,032

Balance as of December 31, 2018	18,044
Foreign currency translation adjustments, net of tax of nil	21,967

Balance as of December 31, 2019	40,011

Balance as of December 31, 2019, in US$	5,747

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

16. BUSINESS COMBINATION

On April 26, 2019 (the “Acquisition Date”), the Group through its PRC subsidiary acquired 100% of the equity interests in Chindata Xiamen, a PRC company, to further develop the Group’s IDC colocation services. Details of the purchase consideration on the Acquisition Date are as follows:

RMB
Cash consideration	2,785,820
Contingent receivable	(13,503)

2,772,317

Pursuant to the acquisition agreement, the Group has an enforceable right to the return of previously transferred consideration of up to RMB48,000 in aggregate, if certain predetermined performance targets are not achieved by Chindata Xiamen during 2019 and 2020, respectively. The Group determined the fair value of the contingent receivable on the Acquisition Date, and as of December 31, 2019 with the assistance of an independent appraiser. During the year ended December 31, 2019, a remeasurement gain of RMB1,127 (US$162) was recognized through profit or loss.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16. BUSINESS COMBINATION  (Continued)

The acquisition was accounted for as a business combination. Goodwill recognized represents the expected synergies from integrating Chindata Xiamen’s operations with the Group’s existing IDC colocation services, and is not tax deductible. The purchase price allocation for the acquisition is based on a valuation determined by the Group with the assistance of an independent appraiser. The following table summarizes the fair values of the assets acquired and liabilities assumed on the Acquisition Date:

	RMB	US$
Purchase consideration	2,772,317	398,218
Less:
Cash and cash equivalents	892,009	128,128
Restricted cash	14,771	2,122
Other current assets	304,495	43,738
Property and equipment, net	1,591,412	228,592
Customer relationships	372,025	53,438
Operating lease right-of-use assets	392,286	56,348
Other non-current assets	113,038	16,237
Other current liabilities	(670,648)	(96,332)
Deferred tax liabilities	(116,019)	(16,665)
Other non-current liabilities	(587,372)	(84,371)

Goodwill	466,320	66,983

Identifiable intangible assets acquired are customer relationships, which was valued using a relief from royalty approach and has an estimated remaining useful life of approximately 10 years.

The information of pro forma revenue and net loss for the year ended December 31, 2018 is not available and the cost to develop it would be excessive. The unaudited pro forma information for the year ended December 31, 2019 set forth below gives effect to the acquisition as if it had occurred at January 1, 2019. The pro forma results have been calculated after applying the Group’s accounting policies and including adjustments primarily related to the amortization of acquired intangible assets, and income tax effects, as applicable. The pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been occurred had the acquisition been consummated as of that time or that may result in the future:

	Year ended December 31, 2019
	Pro forma (unaudited)	As reported	As reported
	RMB	RMB	US$
Revenue	1,098,383	853,010	122,527
Net loss	(141,745)	(174,443)	(25,056)

17. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

17. RESTRICTED NET ASSETS  (Continued)

Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their Articles of Association, the Company’s wholly foreign-owned enterprises, being foreign invested enterprise established in the PRC, are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the staff welfare and bonus fund are at the discretion of the Company’s wholly foreign-owned enterprises. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the PRC Company Laws, the VIEs must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus reserve is at the discretion of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2019, the Group’s PRC subsidiaries and VIEs had appropriated RMB13,908 (US$1,998) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s PRC subsidiaries and the VIEs are also restricted from distribution. As a result, the restrictions amounted to approximately RMB1,697,067 (US$243,768) as of December 31, 2019. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2018 and 2019 and for each of the two years in the period ended December 31, 2019 are disclosed in Note 21.

Cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

18. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments amounting to RMB1,237,541 (US$177,762) for the purchase of certain data center equipment and construction in progress as of December 31, 2019, which are scheduled to be paid within one to two years.

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

19. SEGMENT INFORMATION

The Group has one segment. Its chief operating decision maker is the Board of Directors, who makes operating decisions, assesses performance and allocates resources on a consolidated basis.

Net revenues by geographic area are based upon the location of the customer. Total net revenues by geographic area are presented as follows:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
PRC	—	712,115	102,289
Malaysia	98,484	140,895	20,238

	98,484	853,010	122,527

Long-lived assets by geographic area are presented as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
PRC	—	3,807,201	546,870
India	110,098	208,668	29,973
Malaysia	1,038,691	974,353	139,957

	1,148,789	4,990,222	716,800

20. SUBSEQUENT EVENTS

The subsequent events were evaluated through April 10, 2020, the date the consolidated financial statements were issued.

In 2020, the Group drewdown in full the remaining amount of its US$ loan facility amounting to US$50,000.

In December 2019, BCPE Stack ESOP Holdco Limited (“ESOP Holdco”, one of the shareholders of the Company) approved a share option plan (“2020 Plan”). The maximum aggregate number of ESOP Holdco Class B shares that are authorized to be issued under the 2020 Plan is 17,633,120. The 2020 Plan has a contractual term of ten years. On January 8, 2020, 17,633,120 ESOP Holdco Class B shares were granted to certain employees of the Group. These awards are accounted for as equity awards and contain both service and performance vesting conditions. 60% of the awards granted will vest in three or four equal installments over a service period while the remaining 40% of the awards will vest in two equal installments of 20% each if prespecified performance targets are achieved. A portion of the awards are subject to accelerated vesting upon the completion of an IPO. As stipulated in the ESOP Holdco Plan, the corresponding ESOP Holdco Class B shares of the vested option can be exchanged for the Company’s ordinary shares on a one-for-one basis at any time upon completion of the IPO. The total expected unrecognized compensation costs for awards granted amounted to approximately US$30,439.

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

20. SUBSEQUENT EVENTS  (Continued)

Since January 2020, the wide spread of the novel coronavirus (“COVID-19”) in the PRC is a fluid and challenging situation facing all industries. If the COVID-19 outbreak is not effectively controlled in a short period of time, the Group’s business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the PRC or world economy generally, or otherwise harms the business of the Group’s customers, who may experience reduced business volume, delay procurement of colocation service, or reduce their IT spending, which in turn may have a negative impact on the demands for the Group’s services. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	—	10,482	1,506
Amounts due from subsidiaries of the Group	—	2,252	323

Total current assets	—	12,734	1,829

Non-current assets
Investment in subsidiaries	675,891	3,239,690	465,353

Total non-current assets	675,891	3,239,690	465,353

Total assets	675,891	3,252,424	467,182

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Amounts due to related parties	—	15,251	2,191

Total current liabilities	—	15,251	2,191

Total liabilities	—	15,251	2,191

Commitments and contingencies
Shareholders’ equity
Ordinary shares (par value of US$0.00001 per share, 5,000,000,000 shares authorized; 168,092,123 and 560,918,153 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	8	34	5
Additional paid-in capital	798,559	3,512,291	504,509
Statutory reserve	—	13,908	1,998
Accumulated other comprehensive income	18,044	40,011	5,747
Accumulated deficit	(140,720)	(329,071)	(47,268)

Total shareholders’ equity	675,891	3,237,173	464,991

Total liabilities and shareholders’ equity	675,891	3,252,424	467,182

BCPE BRIDGE STACK LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Operating expenses
General and administrative expenses	—	(33,523)	(4,815)

Total operating expenses	—	(33,523)	(4,815)

Operating loss	—	(33,523)	(4,815)
Interest expense	—	47	7
Share of losses of subsidiaries and the VIEs	(138,161)	(140,967)	(20,248)

Net loss attributable to ordinary shareholders	(138,161)	(174,443)	(25,056)

Other comprehensive income (foreign currency translation adjustments), net of tax of nil:	18,032	21,967	3,155

Comprehensive loss	(120,129)	(152,476)	(21,901)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Net cash used in operating activities	—	(26,093)	(3,748)
Net cash used in investing activities	—	(601,174)	(86,353)
Net cash generated from financing activities	—	637,792	91,613
Effect of exchange rate changes on cash and cash equivalents	—	(43)	(6)

Net increase in cash and cash equivalents	—	10,482	1,506
Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	—	10,482	1,506

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheet as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “share of losses of subsidiaries and the VIEs” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries’ and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Chindata (Xiamen) Science and Technology Co., Ltd.

We have audited the accompanying consolidated financial statements of Chindata (Xiamen) Science and Technology Co., Ltd. (the “Company”), which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of comprehensive (loss) income and cash flows for the year ended December 31, 2018, and the period from January 1, 2019 to April 26, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures are that appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chindata (Xiamen) Science and Technology Co., Ltd. at December 31, 2018, and the consolidated results of its operations and its cash flows for the year ended 2018 and the period from January 1, 2019 to April 26, 2019 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 10, 2020

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		As at December 31,
	Notes	2018	2018
		RMB	US$
ASSETS
Current assets
Cash and cash equivalents		134,650	19,341
Restricted cash		7,588	1,090
Accounts receivable, net of allowance of RMB2,774 (US$398)	6	89,681	12,882
Value added taxes recoverable		77,622	11,150
Amount due from a related party	13	40,550	5,825
Prepayments and other current assets		10,099	1,451

Total current assets		360,190	51,739

Non-current assets
Property and equipment, net	7	1,221,231	175,419
Operating lease right-of-use assets	5	333,914	47,964
Deferred tax assets	12	12,798	1,838
Value added taxes recoverable		61,641	8,853
Other non-current assets	8	46,300	6,651

Total non-current assets		1,675,884	240,725

Total assets		2,036,074	292,464

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term bank loan	11	74,253	10,666
Accounts payable		232,155	33,347
Income tax payable		181	26
Amounts due to a related party	13	89,060	12,793
Current portion of operating lease liabilities	5	32,131	4,615
Accrued expenses and other current liabilities	9	29,229	4,198

Total current liabilities		457,009	65,645

Non-current liabilities
Long-term bank loan	11	179,447	25,776
Amounts due to a related party	13	1,000,000	143,641
Operating lease liabilities	5	219,868	31,582
Other non-current liabilities	10	46,775	6,719

Total non-current liabilities		1,446,090	207,718

Total liabilities		1,903,099	273,363

Commitments and contingencies	14
Shareholders’ equity:
Paid-in capital		339,170	48,719
Additional paid-in capital		7,728	1,110
Accumulated deficit		(213,923)	(30,728)

Total shareholders’ equity		132,975	19,101

Total liabilities and shareholders’ equity		2,036,074	292,464

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Notes	Year ended December 31, 2018	Period from January 1 to April 26, 2019
		RMB	RMB	US$
Revenue
Colocation services
Third parties		217,178	192,597	27,665
Related party	13	88,709	51,191	7,353

		305,887	243,788	35,018
Others		14,539	1,585	228

Total revenue	4	320,426	245,373	35,246

Cost of revenue
Colocation services		(232,557)	(135,631)	(19,482)
Others		(10,377)	(1,181)	(170)

Gross profit		77,492	108,561	15,594
Operating expenses
Selling and marketing expenses		(15,002)	(5,985)	(860)
General and administrative expenses		(37,430)	(18,614)	(2,673)
Research and development expenses		(12,092)	(8,307)	(1,193)

Total operating expenses		(64,524)	(32,906)	(4,726)

Operating income		12,968	75,655	10,868
Interest income		626	1,330	191
Interest expense		(33,477)	(26,927)	(3,868)
Others, net		451	350	50

(Loss) income before income taxes		(19,432)	50,408	7,241
Income tax expense	12	(5,745)	(21,587)	(3,101)

Net (loss) income		(25,177)	28,821	4,140

Comprehensive (loss) income		(25,177)	28,821	4,140

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Note	Year ended December 31, 2018	Period from January 1 to April 26, 2019
		RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income		(25,177)	28,821	4,140
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		61,312	30,158	4,332
Loss (gain) on disposal of property and equipment		1,063	(1,091)	(157)
Deferred income taxes		7,218	13,003	1,868
Allowance for doubtful accounts		2,801	1,335	192
Other non-cash expenses		3,389	680	98
Changes in operating assets and liabilities:
Accounts receivable		(42,266)	(45,742)	(6,570)
Amount due from a related party		26,985	(47,959)	(6,889)
Other current assets		16,289	(5,248)	(754)
Value added taxes recoverable		(16,657)	(15,121)	(2,172)
Operating lease right-of-use assets		3,127	4,588	659
Other non-current assets		34,319	(1,244)	(179)
Accounts payable		(72,048)	10,724	1,540
Other current liabilities		(26,578)	9,060	1,301
Income tax payable		(7,200)	8,584	1,233
Amount due to a related party		75,509	(8,954)	(1,286)
Operating lease liabilities		(3,769)	(3,576)	(514)
Other non-current liabilities		58	(996)	(143)

Net cash generated from/(used in) operating activities		38,375	(22,978)	(3,301)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(733,297)	(203,054)	(29,167)
Purchase of land use rights		(52,369)	(20,265)	(2,911)
Proceeds from sale of property and equipment		—	12,059	1,732

Net cash used in investing activities		(785,666)	(211,260)	(30,346)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan due to a related party		1,066,000	441,300	63,389
Repayment of loan due to a related party		(485,000)	(1,441,300)	(207,030)
Proceeds from long-term bank loan		253,700	246,300	35,380
Repayment of long-term bank loan		—	(43,340)	(6,225)
Proceeds from BCPE Bridge Stack Limited	13,15	—	1,795,820	257,953

Net cash generated from financing activities		834,700	998,780	143,467

Net increase in cash, cash equivalents and restricted cash		87,409	764,542	109,820

Cash, cash equivalents and restricted cash at beginning of year/period		54,829	142,238	20,431

Cash, cash equivalents and restricted cash at end of year/period		142,238	906,780	130,251

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Note	Year ended December 31, 2018	Period from January 1 to April 26, 2019
		RMB	RMB	US$
Supplemental disclosures of cash flow information:
Cash and cash equivalents		134,650	892,009	128,129
Restricted cash		7,588	14,771	2,122
Interest expense paid		(43,917)	(33,700)	(4,841)
Income taxes paid		(5,029)	—	—
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable		61,073	137,118	19,696

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

1. ORGANIZATION

Chindata (Xiamen) Science and Technology Co., Ltd. (the “Company”) was established on December 19, 2017 in the People’s Republic of China (the “PRC” or “China”). The Company’s controlling and majority shareholder was Wangsu Science and Technology Limited Corporation (“Wangsu” or “Seller”). On April 26, 2019, BCPE Bridge Stack Limited through its PRC subsidiary (the “Acquirer”) acquired the Company from Wangsu for a total purchase consideration of approximately RMB2,772,317 (the “Business Combination”).

The Company is principally engaged in the provision of internet data center (“IDC”) colocation services in the PRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, impairment of long-lived assets, realization of deferred tax assets and measurement of right-of-use assets and lease liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9618 per US$1.00 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Restricted cash

Restricted cash primarily represents cash and cash equivalents, pledged as security for the Group’s long-term bank loans.

Accounts receivable, and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Company considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off when deemed uncollectible.

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, Accounting Standards Codification (“ASC”) 220, Comprehensive Income (“ASC 220”), requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss) income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive (loss) income comprises solely of net (loss) income and is presented in the consolidated statements of comprehensive (loss) income.

Capitalized interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in construction in progress in accordance with ASC 835, Interest (“ASC 835”). The capitalization of interest commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expense incurred amounted to RMB39,894, of which RMB6,417 was capitalized for the year ended December 31, 2018. Total interest expense incurred amounted to RMB29,304 (US$4,209), of which RMB2,377 (US$341) was capitalized for the period from January 1, 2019 to April 26, 2019.

Fair value measurements

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, amount due from and due to a related party, accounts payable, certain other current assets and liabilities and long-term bank loan. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Buildings	20 years
Data center equipment	10 years
Computers and network equipment	5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Purchased software	5 years
Leasehold improvements	Lesser of useful life or lease term

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss) income.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Company’s long-lived assets.

Leases

In February 2016, Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”) was issued to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under ASC 842, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company elected

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Leases  (Continued)

to early adopt ASC 842 effective January 1, 2017 concurrent with the adoption of Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach and applied the transition method at the beginning of the year of adoption.

The Company determines if an arrangement is a lease at inception. The lease agreements include both lease and non-lease components, which the Company availed itself of the practical expedient for lessees and lessors and elected an accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee accounting

The Company recognizes ROU assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in the Company’s leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with an initial lease term of 12 months or less are not recorded in the consolidated balance sheet.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term.

Lessor accounting

The Company’s lessor portfolio consists of only operating leases for the periods presented. The Company’s policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606 if the non-lease component is predominant.

Revenue recognition

Effective January 1, 2017, the Company elected to adopt the requirements of ASC 606 using the full retrospective method. The Company applies the five-step model outlined in ASC 606. The Company accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Revenue recognition  (Continued)

Revenue is allocated to each performance obligation based on its standalone selling price. The Company generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. Using the practical expedient in ASC 606, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Company also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation services

The Company provides integrated IDC colocation services including utilities, hosting, cooling, operating and maintaining (collectively, “Colocation Resources”) its customers’ servers and equipment in the Company’s buildings in the PRC. The nature of the Company’s performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. The Company is a lessor in some of its IDC colocation service arrangements and the lease component qualifies as an operating lease. Under ASC 842, these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. The Company applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease component is predominant.

For contracts that the Company’s efforts or inputs are expended evenly throughout the performance period, the Company recognizes revenue over time using a time-based measure, on a straight-line basis. For contracts that the Company’s efforts or inputs are not expended evenly throughout the performance period, the Company uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.

Others

Others mainly includes fiber optic cable fitting services provided at the customers’ request. The Company uses construction progress reports, an output measure, to recognize revenue over time as it most faithfully depicts the Company’s performance toward complete satisfaction of the performance obligation.

Cost of revenues

Cost of revenues consists mainly of bandwidth costs, utility fees, depreciation of property and equipment, rental costs, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Research and development expense

Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Company expenses research and development costs as they are incurred.

Government grants

Government grants received from provincial and local governments are related to acquisition of assets. The grants are recorded as “deferred government grants” and are included in accrued expenses and other current liabilities, or other non-current liabilities line items in the consolidated balance sheet when received. Once the Company fulfills the conditions stipulated under the grant, the grant amount will be released to the consolidated statements of comprehensive (loss) income in equal amounts over the expected useful life of the related asset, as a reduction of the related depreciation expense.

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Company is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB12,124 and RMB5,190 (US$745) for the year ended December 31, 2018 and the period from January 1, 2019 and April 26, 2019, respectively.

Asset retirement costs

A majority of the Company’s buildings are self-owned. Therefore, the Company’s asset retirement obligations are limited to its leased building space. The leased building space is subject to long-term arrangements, which in certain cases require the leased building space to be returned to the landlords in their original condition. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the useful life of the asset or the term of the lease subsequent to the initial measurement. The Company accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in cost of revenues. Asset retirement obligations are recorded in other non-current liabilities with the balance of RMB3,780 (US$543) as of December 31, 2018.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Income taxes  (Continued)

some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive (loss) income as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Company is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Company does not believe this standard will have a material impact on the consolidated financial statements.

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. The Company expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2018, the Company had two customers with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

The Company participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth. The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Two customers accounted for 64% and 28%, respectively, of total revenues during the year ended December 31, 2018, and 73% and 21%, respectively, of total revenues during the period from January 1, 2019 to April 26, 2019.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing liabilities. The interest rate of the long-term bank loan was mainly based on the People’s Bank of China (“PBOC”) interest rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB1,251 (US$180) per year based on the Company’s outstanding bank loan balance at December 31, 2018.

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

4. REVENUE

The following table presents the Company’s revenues from contracts with customers disaggregated by material revenue category:

	Year ended December 31, 2018	Period from January 1 to April 26, 2019
	RMB	RMB	US$
Colocation services recognized over time	305,887	243,788	35,018
Others recognized over time	14,539	1,585	228

	320,426	245,373	35,246

5. LEASES

The Company’s operating lease consists of the leasing of building and office space, and land. The building and office space leases have remaining lease terms of up to 18 years, some of which include options to extend the leases that have not been included in the calculation of the Company’s ROU assets and lease liabilities. The Company’s land use rights represent land leased for constructing and operating IDC colocation services in the PRC. The land use rights represent lease prepayments that are amortized over the term of the land use rights, which is 50 years.

Operating lease cost for the year ended December 31, 2018 and the period from January 1, 2019 and April 26, 2019 was RMB28,586 and RMB9,831 (US$1,412), respectively, which excluded the cost of short-term contracts. Short-term lease cost for the year ended December 31, 2018 and the period from January 1, 2019 and April 26, 2019 was RMB2,009 and RMB1,258 (US$181), respectively. Variable lease cost was immaterial for the year ended December 31, 2018 and for the period from January 1, 2019 and April 26, 2019, respectively.

As of December 31, 2018, the weighted average remaining lease term was 16 years and weighted average discount rate was 8.60% for the Company’s operating leases.

Future lease payments under operating leases as of December 31, 2018 were as follows:

	RMB	US$
Year ending December 31, 2019	33,340	4,789
Year ending December 31, 2020	32,190	4,624
Year ending December 31, 2021	29,245	4,201
Year ending December 31, 2022	28,418	4,082
Year ending December 31, 2023 and thereafter	332,086	47,700

Total lease payments	455,279	65,396

Less: imputed interest	(203,280)	(29,199)

Present value of lease liabilities	251,999	36,197

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

5. LEASES  (Continued)

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31, 2018	Period from January 1 to April 26, 2019
	RMB	RMB
Operating cash flows used in operating leases	30,290	14,871
Lease liabilities arising from obtaining right-of-use assets	6,147	4,532

6. ACCOUNTS RECEIVABLE

	As at December 31, 2018
	RMB	US$
Accounts receivable	92,455	13,280
Allowance for doubtful accounts	(2,774)	(398)

Accounts receivable, net	89,681	12,882

The movements in the allowance for doubtful accounts were as follows:

	2018
	RMB	US$
Balance at beginning of year	281	40
Additions	2,493	358

Balance at end of year	2,774	398

7. PROPERTY AND EQUIPMENT

	As at December 31, 2018
	RMB	US$
Buildings	235,161	33,779
Data center equipment	802,277	115,240
Computers and network equipment	16,235	2,332
Furniture and office equipment	1,755	252
Motor vehicles	1,845	265
Purchased software	325	47
Leasehold improvements	18,271	2,624
Construction in progress	234,329	33,659

	1,310,198	188,198
Less: accumulated depreciation	(88,967)	(12,779)

Property and equipment, net	1,221,231	175,419

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

7. PROPERTY AND EQUIPMENT  (Continued)

Depreciation expense for the year ended December 31, 2018 and the period from January 1, 2019 to April 26, 2019 was RMB57,227 and RMB28,657 (US$4,116), respectively.

8. OTHER NON-CURRENT ASSETS

	As at December 31, 2018
	RMB	US$
Deposits	41,806	6,005
Prepayment for property and equipment	3,014	433
Others	1,480	213

	46,300	6,651

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As at December 31, 2018
	RMB	US$
Payroll payable	11,882	1,707
Deferred government grants	3,092	443
Other tax and surcharges payable	1,314	189
Others	12,941	1,859

	29,229	4,198

10. OTHER NON-CURRENT LIABILITIES

	As at December 31, 2018
	RMB	US$
Deferred government grants	42,299	6,076
Asset retirement costs	3,780	543
Others	696	100

	46,775	6,719

11. BANK LOAN

	As at December 31, 2018
	RMB	US$
Current portion of long-term bank loan	74,253	10,666
Long-term bank loan	179,447	25,776

	253,700	36,442

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

11. BANK LOAN  (Continued)

In May 2018, the Company entered into a long-term loan facility for an aggregate principal amount of RMB650,000 with a bank in Shanghai bearing an interest rate of 6.41% per annum. The facility expires in May 2023. The loan facility was secured by a subsidiary’s share capital, accounts receivable, property and equipment and land use rights with net book value of RMB200,000, RMB60,038, RMB511,993 and RMB71,208, respectively.

As of December 31, 2018, RMB253,700 (US$36,442) was drawn down and the loan principal will be due according to the following schedule:

	As at December 31, 2018
	RMB	US$
2019	74,253	10,666
2020	74,253	10,666
2021	74,253	10,666
2022	30,941	4,444

	253,700	36,442

12. TAXATION

Enterprise income tax

The Company was incorporated in the PRC and was subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. A subsidiary of the Company, Chindata (Hebei) Co., Ltd. being qualified as a High New Technology Enterprise (“HNTE”) is entitled to the preferential income tax rate of 15% for three years from 2018 to 2020.

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive (loss) income are as follows:

	Year ended December 31, 2018	Period from January 1 to April 26, 2019
	RMB	RMB	US$
Current income tax	662	8,584	1,233
Deferred income tax	5,083	13,003	1,868

	5,745	21,587	3,101

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

12. TAXATION  (Continued)

Enterprise income tax  (Continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31, 2018	Period from January 1 to April 26, 2019
	RMB	RMB	US$
(Loss) income before income tax	(19,432)	50,408	7,241
Income tax computed at the PRC statutory tax rate of 25%	(4,858)	12,602	1,810
Non-deductible expenses	2,375	11,091	1,593
Research and development super deduction	(2,430)	(1,369)	(197)
Effect of PRC preferential tax rates	(587)	(2,289)	(329)
Effect of tax rate changes on deferred taxes	5,847	968	139
Change in valuation allowance	5,398	584	85

Income tax expense	5,745	21,587	3,101

Deferred tax

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As at December 31, 2018
	RMB	US$
Deferred tax assets:
Tax loss carry forward	23,753	3,412
Depreciation and amortization expense	2,091	300
Accrued expenses and others	11,870	1,705
Less: Valuation allowance*	8,398	1,206

	29,316	4,211

Deferred tax liabilities:
Property and equipment	16,518	2,373

Presentation in the consolidated balance sheet:
Deferred tax assets	12,798	1,838

Net deferred tax assets	12,798	1,838

*

Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities and projections for future taxable income over the periods in which the deferred tax assets are realizable, management recorded a valuation allowance amounting to RMB8,398 against deferred tax assets of those subsidiaries that are in a cumulative loss as of December 31, 2018, except for the portion that can be realized by matching reversals of deferred tax liabilities.

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

12. TAXATION  (Continued)

As of December 31, 2018, the Company had net loss of approximately RMB113,581 (US$16,315) deriving from entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities that qualify as HNTE in 2018. The tax losses of entities in the PRC will expire in 2021, if not utilized.

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss)/income. As of and for the year ended December 31, 2018, and for the period from January 1, 2019 to April 26, 2019, there were no significant impact from tax uncertainties on the Company’s financial position and result of operations. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the tax authorities have five years to conduct examinations of the tax filings of the Company’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2015 through 2019 remain open to examination by the respective tax authorities.

13. RELATED PARTY TRANSACTIONS

a) Related Party

Name of Related Parties	Relationship with the Company
Wangsu	Controlling shareholder of the Company

b) The Company had the following related party transactions:

	Year ended December 31, 2018	Period from January 1 to April 26, 2019
	RMB	RMB	US$
Purchase of services from Wangsu*	138,544	38,763	5,568
Net revenue from colocation services provided to Wangsu**	88,709	51,191	7,353
Loan due to Wangsu***	1,000,000	—	—
Interest expense on loan due to Wangsu	32,902	19,397	2,786

	1,260,155	109,351	15,707

*

A portion of the services purchased comprised of certain Colocation Resources purchased from Wangsu, which are not distinct within the context of the Company’s revenue arrangement with Wangsu. Thus, in accordance with ASC 606-10-32-25, the entire consideration for these Colocation Resources (“Consideration Payable”) is accounted for as a reduction of revenue.

**

Colocation services revenue from Wangsu for the year ended December 31, 2018 and the period from January 1, 2019 and April 26, 2019 have been presented net of Consideration Payable amounting to RMB125,690 and RMB27,064 (US$3,888), respectively.

***

On September 1, 2017, the Company entered into a loan agreement with Wangsu, pursuant to which, Wangsu agreed to provide a facility amounting to RMB1,000,000 to the Company. The maturity date of the facility is three years from draw down date. As of December 31, 2018, RMB1,000,000 was provided

CHINDATA (XIAMEN) SCIENCE AND TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

13. RELATED PARTY TRANSACTIONS  (Continued)

under this facility at an interest rate of 6.175% per annum. RMB1,795,820 of the cash consideration paid by the Acquirer as part of the Business Combination was received before the closing of the Business Combination on April 26, 2019. Out of this cash consideration, RMB1,441,300 was used to repay this outstanding loan balance due to Wangsu, the Seller, in full on the same date.

c) The Company had the following related party balances at the end of the year:

	As at December 31, 2018
	RMB	US$
Amounts due from a related party:
Wangsu	40,550	5,825
Amounts due to a related party:
Wangsu	1,089,060	156,434

All the balances with a related party as of December 31, 2018 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from a related party for the year ended December 31, 2018 and the period from January 1, 2019 to April 26, 2019.

14. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company has commitments amounting to RMB385,605 (US$55,388) for the purchase of certain data center equipment and construction in progress as of December 31, 2018, which are scheduled to be paid within one to two years.

Contingencies

The Company is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Company’s business, financial position or results of operations.

15. SUBSEQUENT EVENTS

The subsequent events were evaluated through April 10, 2020, the date the consolidated financial statements were issued.

On April 26, 2019, the Business Combination was completed and the Company became a subsidiary of BCPE Bridge Stack Limited.

The widespread of the novel coronavirus (COVID-19) in the PRC since January 2020 is a fluid and challenging situation facing all industries. If the COVID-19 outbreak is not effectively controlled in a short period of time, the Company’s business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the PRC or world economy generally, or otherwise harms the business of the Company’s customers, who may experience reduced business volume, delay procurement of colocation services, or reduce their IT spending, which in turn may have a negative impact on the demands for the Company’s services. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

[Page intentionally left blank for graphics]

Information Not Required In Prospectus

Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering amended and restated memorandum and articles of association provides that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On December 27, 2018, we issued 1 ordinary share to Maples Corporate Services Limited, which was transferred to BCPE Bridge Cayman, L.P. on the same date. On April 3, 2019, we subdivided all our authorized and unissued and issued and outstanding shares, resulting in BCPE Bridge Cayman, L.P. holding 1,000 ordinary shares following the subdivision.

On July 15, 2019, we issued (i) 228,480,186 ordinary shares to BCPE Bridge Cayman, L.P. for an aggregate purchase price of US$228,481,186, (ii) 17,633,120 ordinary shares to BCPE Stack ESOP HoldCo Limited for an aggregate purchase price of US$176.33, (iii) 217,207,973 ordinary shares to BCPE Stack Holdings, L.P. for an aggregate purchase price of US$229,154,412, and among which 16,030,109 shares were transferred to Lotus Walk Inc. for an aggregate purchase price of US$16,911,765 on July 15, 2019, (iv) 25,019,459 ordinary shares to Abiding Joy Limited for an aggregate purchase price of US$21,654,412, (v) 2,501,946 ordinary shares to Stackdata Joy Limited for an aggregate purchase price of US$2,165,441, (vi) 47,536,972 ordinary shares to Datalake Limited for an aggregate purchase price of US$41,143,382, and (vii) 28,335,824 ordinary shares to Stack Joy Limited for an aggregate purchase price of US$44,117,647.

Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

BCPE Bridge Stack Limited

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	BCPE Stack ESOP Holdco Limited Share Option Plan

10.2*	Amended and Restated Agreement of Limited Partnership of Bridge Management, L.P.

10.3*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4*	Form of Employment Agreement between the Registrant and its executive officers

10.5*	English translation of the executed form of the Power of Attorney granted by shareholders of Sitan (Beijing) Data Science and Technology Co., Ltd.

10.6*	English translation of the executed form of the Equity Pledge Agreement among Suzhou Stack Data Technology Co., Ltd., Sitan (Beijing) Data Science and Technology Co., Ltd. and shareholders of Sitan (Beijing) Data Science and Technology Co., Ltd.

10.7*	English translation of the executed form of the Exclusive Business Cooperation Agreement between Suzhou Stack Data Technology Co., Ltd. and Sitan (Beijing) Data Science and Technology Co., Ltd.

10.8*	English translation of the executed form of the Purchase Option Agreement among Suzhou Stack Data Technology Co., Ltd., Sitan (Beijing) Data Science and Technology Co., Ltd. and shareholders of Sitan (Beijing) Data Science and Technology Co., Ltd.

10.9*	English translation of the executed form of the Power of Attorney granted by shareholders of Hebei Qinshu Information Science and Technology Co., Ltd.

10.10*	English translation of the executed form of the Equity Pledge Agreement among Hebei Stack Data Technology Investment Co., Ltd., Hebei Qinshu Information Science and Technology Co., Ltd. and shareholders of Hebei Qinshu Information Science and Technology Co., Ltd.

10.11*	English translation of the executed form of the Exclusive Business Cooperation Agreement by Hebei Stack Data Technology Investment Co., Ltd. and Hebei Qinshu Information Science and Technology Co., Ltd.

Exhibit Number	Description of Document

10.12*	English translation of the executed form of the Purchase Option Agreement among Hebei Stack Data Technology Investment Co., Ltd., Hebei Qinshu Information Science and Technology Co., Ltd. and shareholders of Hebei Qinshu Information Science and Technology Co., Ltd.

21.1*	List of Significant Subsidiaries and VIEs of the Registrant

23.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Haiwen & Partners (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Haiwen & Partners regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

99.4*	Consent of Uptime Institute

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                , 2020.

BCPE Bridge Stack Limited

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of                and                as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on                , 2020.

Signature	Title

Chairman of the Board of Directors

Michael Frederick Foust

Director, Chief Executive Officer

Jing Ju

Director, Chief Operating Officer

Qian Xiao

Chief Financial Officer

Dongning Wang

Director

Zhongjue Chen

Director

Barnaby Thomas Patrick Lyons

Director

Jonathan Jia Zhu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of BCPE Bridge Stack Limited has signed this registration statement or amendment thereto in New York on                , 2020.

Authorized U.S. Representative

By:
Name:
Title: